UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

In re:	Chapter 11
GOTTSCHALKS INC., a Delaware corporation, [1]	Case No. 09-10157 (KJC)
Debtor.	

DISCLOSURE STATEMENT FOR
DEBTOR'S CHAPTER 11 PLAN OF LIQUIDATION

Mark D. Collins (No. 2981)
Michael J. Merchant (No. 3854)
Lee E. Kaufman (No. 4877)
Drew G. Sloan (No. 5069)
RICHARDS, LAYTON & FINGER, P.A.
One Rodney Square
P.O. Box 551
Wilmington, Delaware 19899
(302) 651-7700

Stephen H. Warren
Karen Rinehart
Alexandra B. Redwine
Ana Acevedo
Michael Heinrichs
O'MELVENY & MYERS LLP
400 South Hope St.
Los Angeles, California 90071
(213) 430-6000

ATTORNEYS FOR DEBTOR AND DEBTOR IN POSSESSION

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[1] The Debtor in this case, along with the last four digits of the federal tax identification number for the Debtor, is Gottschalks Inc. (9791). The Debtor's corporate offices are located at 7 River Park Place East, Fresno, California 93720.

TABLE OF CONTENTS

Page

I.   INTRODUCTION 1

     A.   SUMMARY OF THE PLAN 2

     B.   RECOMMENDATION 4

II.   VOTING 4

     A.   ELIGIBILITY TO VOTE 4

     B.   BALLOTS 5

     C.   VOTING PROCEDURE 5

     D.   DEADLINE FOR VOTING 6

     E.   IMPORTANCE OF YOUR VOTE 6

III.   BACKGROUND OF THE DEBTOR AND THE CHAPTER 11 CASE........................ 6

     A.   DESCRIPTION OF COMPANY 6

         1.   Overview 6

     B.   EVENTS LEADING TO THE CHAPTER 11 FILING 7

     C.   EVENTS DURING CHAPTER 11 CASES 7

         1.   First Day Motions 8

         2.   Appointment of Committee 8

         3.   Filing Schedules and Statement of Financial Affairs; Claims Bar Date 8

         4.   Retention of Professionals 9

         5.   Debtor-In-Possession Financing 9

         6.   Sale of Substantially All of the Debtor's Assets 11

         7.   Sale of the Debtor's Real Property and Lease Rights 13

         8.   Store Closing Sales; Lease Transactions 14

         9.   Employee Incentive and Retention Program 16

         10.   Reclamation Claims 16

         11.   503(b)(9) Claims 16

         12.   Consignment Vendors 17

         13.   Preferential Transfers and Avoidance Actions 17

         14.   Park 41 Litigation 17

         15.   United Security Bank's Asserted Security Interest 19

D.   MANAGEMENT/HEADCOUNT REDUCTION 19

E.   RETENTION OF RESPONSIBLE PERSON 19

IV.   THE PLAN 19

A.   TREATMENT OF ADMINISTRATIVE CLAIMS AND PRIORITY
TAX CLAIMS 20

     1.   Fee Claims and Carve Out Reserve Fund 20

     2.   Treatment of Allowed Administrative Claims, GECC
Administrative Claims and Allowed Priority Tax Claims 21

B.   CLASSIFICATION AND TREATMENT OF CLAIMS AND
INTERESTS 21

     1.   Other Priority Claims (Class 1).. 21

     2.   GECC Prepetition Claims (Class 2)... 22

     3.   Other Secured Claims (Class 3)... 22

     4.   General Unsecured Claims (Class 4) 23

     5.   Interests and Securities Subordinated Claims (Class 5) 24

C.   IMPLEMENTATION OF THE PLAN 25

     1.   Liquidation of Estate... 25

     2.   Creditors' Committee.. 26

     3.   Appointment of Responsible Person.. 26

     4.   Appointment of Post Effective Date Committee 27

     5.   Liability, Indemnification 29

     6.   Corporate Action.. 29

     7.   Continued Corporate Existence; Dissolution of the Debtor 29

     8.   Preservation of All Rights of Action 29

D.   CLAIMS AND DISTRIBUTIONS... 30

     1.   Gottschalks Senior Claims Reserve and Gottschalks
Administrative Fund 30

     2.   Responsible Person as Disbursing Agent 30

     3.   Time and Manner of Distributions.. 31

     4.   Delivery of Distributions 31

TABLE OF CONTENTS
(continued)

			Page
	5.	Undeliverable Distributions	32
	6.	Claims Administration Responsibility	32
	7.	Procedures for Treating and Resolving Disputed and Contingent Claims	33
	8.	Allowance of Claims Subject to Section 502(d) of the Bankruptcy Code	33
	9.	No Interest On Claims	34
E.		TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES	34
F.		CANCELLATION OF NOTES AND INSTRUMENTS	35
G.		CONDITIONS TO EFFECTIVENESS	36
H.		POST-CONFIRMATION ISSUES	36
	1.	Conversion or Dismissal	36
	2.	Payment of Statutory Fees	36
	3.	Injunction and Stays	37
	4.	Terms of Injunctions or Stays	37
	5.	Exculpation and Limitation of Liability	37
I.		SETOFFS AND RECOUPMENTS	38
J.		WITHHOLDING TAXES	38
K.		RETENTION OF JURISDICTION	38
V.		FINANCIAL INFORMATION	39
A.		STATUS OF ASSET DISPOSITION PROCESS; CURRENT CASH POSITION	39
B.		PROJECTED AVAILABLE ASSETS	39
C.		DESCRIPTION OF ASSETS AND LITIGATION	39
	1.	Asset Sale Proceeds	39
	2.	Estate Litigation	40
VI.		CERTAIN FACTORS TO BE CONSIDERED REGARDING THE PLAN	40
A.		BANKRUPTCY CONSIDERATIONS	41
B.		OVERALL RISKS TO RECOVERY BY HOLDERS OF CLAIMS	41

C.   RISKS REGARDING THE AMOUNT OF SENIOR CLAIMS; OPERATING EXPENSES 42

VII.   CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN 42

A.   FEDERAL INCOME TAX CONSEQUENCES TO THE DEBTOR 43

1.   Overview of Current Year Tax Position and NOLs 43

2.   Cancellation of Indebtedness 43

3.   Alternative Minimum Tax 44

B.   FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF GENERAL UNSECURED CLAIMS 44

C.   FEDERAL INCOME TAX TREATMENT OF INTERESTS AND SECURITIES SUBORDINATED CLAIMS 44

D.   WITHHOLDING AND REPORTING 45

VIII. ALTERNATIVES TO CONFIRMATION OF THE PLAN 45

IX.   ACCEPTANCE AND CONFIRMATION OF THE PLAN 45

A.   GENERAL CONFIRMATION REQUIREMENTS 46

B.   BEST INTEREST TEST 46

C.   FINANCIAL FEASIBILITY TEST 48

D.   ACCEPTANCE BY IMPAIRED CLASSES 48

EXHIBIT A   DEBTOR'S CHAPTER 11 PLAN OF LIQUIDATION A-1

EXHIBIT B   UNAUDITED FINANCIAL STATEMENTS FOR FISCAL YEAR ENDED JANUARY 31, 2009 .... B-1

EXHIBIT C   UNAUDITED FINANCIAL STATEMENTS FOR THE PERIOD FEBRUARY 1, 2009 THROUGH JULY 31, 2009 .... C-1

EXHIBIT D   CURRICULUM VITAE OF RESPONSIBLE PERSON (J. GREGORY AMBRO) D-1

I.   INTRODUCTION

On December 3, 2009, Gottschalks Inc., a Delaware corporation (the "Debtor" or "Gottschalks"), filed in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") its proposed Plan of Liquidation Dated December 3, 2009 (the "Plan"). The Debtor urges creditors to vote for the Plan.

The Debtor prepared this Disclosure Statement for use in the solicitation of acceptances of the Plan.

APPROVAL OF THIS DISCLOSURE STATEMENT BY THE BANKRUPTCY COURT DOES NOT MEAN THAT THE BANKRUPTCY COURT RECOMMENDS ACCEPTANCE OR REJECTION OF THE PLAN.

The information used in preparing this Disclosure Statement was prepared by and is the sole responsibility of the Debtor. This Disclosure Statement does not constitute financial or legal advice. Creditors and shareholders of the Debtor should consult their own advisors if they have questions about the Plan or this Disclosure Statement. Capitalized terms used in this Disclosure Statement and not expressly defined herein are defined in the Plan. A reference in this Disclosure Statement to a "Section" refers to a section of this Disclosure Statement.

WHILE THIS DISCLOSURE STATEMENT DESCRIBES CERTAIN BACKGROUND MATTERS AND THE MATERIAL TERMS OF THE PLAN, IT IS INTENDED AS A SUMMARY DOCUMENT ONLY AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE PLAN AND THE EXHIBITS ATTACHED TO THE PLAN AND THIS DISCLOSURE STATEMENT. YOU SHOULD READ THE PLAN AND THE EXHIBITS TO OBTAIN A FULL UNDERSTANDING OF THEIR PROVISIONS. ADDITIONAL COPIES OF THE DISCLOSURE STATEMENT AND THE EXHIBITS ATTACHED TO THIS DISCLOSURE STATEMENT, AS WELL AS COPIES OF THE PLAN, CAN BE OBTAINED FROM GOTTSCHALKS BALLOT PROCESSING, C/O KURTZMAN CARSON CONSULTANTS LLC, 2335 ALASKA AVENUE, EL SEGUNDO, CALIFORNIA 90245, TELEPHONE: 866-967-1784, http://www.kccllc.net/gottschalks. THE COST OF COPIES MUST BE PAID BY THE PERSON ORDERING THEM. COPIES OF PAPERS FILED IN THIS CASE MAY BE INSPECTED DURING REGULAR COURT HOURS IN THE CLERK'S OFFICE, UNITED STATES BANKRUPTCY COURT, 824 NORTH MARKET STREET, 3RD FLOOR, WILMINGTON, DELAWARE 19801.

THE STATEMENTS AND INFORMATION CONCERNING THE DEBTOR SET FORTH IN THIS DISCLOSURE STATEMENT CONSTITUTE THE ONLY STATEMENTS OR INFORMATION CONCERNING SUCH MATTERS THAT HAVE BEEN APPROVED BY THE BANKRUPTCY COURT FOR THE PURPOSE OF SOLICITING ACCEPTANCES OR REJECTIONS OF THE PLAN.

THE STATEMENTS CONTAINED IN THIS DISCLOSURE STATEMENT ARE MADE AS OF THE DATE HEREOF UNLESS ANOTHER DATE IS SPECIFIED HEREIN. NEITHER DELIVERY OF THIS DISCLOSURE STATEMENT NOR ANY EXCHANGE OF RIGHTS MADE IN CONNECTION WITH THE PLAN WILL UNDER

ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN SINCE THE DATE THIS DISCLOSURE STATEMENT AND THE MATERIALS RELIED UPON IN PREPARATION OF THIS DISCLOSURE STATEMENT WERE COMPILED. THE DEBTOR ASSUMES NO DUTY TO UPDATE OR SUPPLEMENT THE DISCLOSURES CONTAINED HEREIN AND DOES NOT INTEND TO UPDATE OR SUPPLEMENT THE DISCLOSURES, EXCEPT TO THE EXTENT, IF ANY, NECESSARY AT THE HEARING ON CONFIRMATION OF THE PLAN.

THIS DISCLOSURE STATEMENT MAY NOT BE RELIED ON FOR ANY PURPOSE OTHER THAN TO DETERMINE WHETHER TO VOTE IN FAVOR OF OR AGAINST THE PLAN. NOTHING HEREIN SHALL CONSTITUTE AN ADMISSION FOR LEGAL OR EVIDENTIARY PURPOSES. NOTHING HEREIN IS A WAIVER OF ANY RIGHT OF THE DEBTOR OR THE ESTATE. CERTAIN OF THE INFORMATION CONTAINED IN THIS DISCLOSURE STATEMENT IS BY ITS NATURE FORWARD-LOOKING AND CONTAINS ESTIMATES, ASSUMPTIONS AND PROJECTIONS THAT MAY BE MATERIALLY DIFFERENT FROM ACTUAL FUTURE RESULTS. THERE CAN BE NO ASSURANCE THAT ANY FORECASTED OR PROJECTED RESULTS CONTAINED HEREIN WILL BE REALIZED, AND ACTUAL RESULTS MAY VARY FROM THOSE SHOWN, POSSIBLY BY MATERIAL AMOUNTS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION, NOR ANY STATE SECURITIES COMMISSION, HAS APPROVED OR DISAPPROVED THIS DISCLOSURE STATEMENT. PURSUANT TO THE PLAN, ANY SECURITIES ISSUED TO ANY PARTY UNDER, PURSUANT TO OR IN EFFECTUATING THE PLAN, AND THE OFFERING AND ISSUANCE THEREOF BY ANY PARTY ARE EXEMPT FROM SECTION 5 OF THE SECURITIES ACT OF 1933 (AS AMENDED), IF APPLICABLE, AND FROM ANY STATE OR FEDERAL SECURITIES LAWS REQUIRING REGISTRATION FOR THE OFFER OR SALE OF A SECURITY OR REGISTRATION OR LICENSING OF AN ISSUER OF, UNDERWRITER OF, OR BROKER OR DEALER IN, A SECURITY, AND OTHERWISE ENJOY ALL EXEMPTIONS AVAILABLE FOR DISTRIBUTIONS OF SECURITIES UNDER A PLAN IN ACCORDANCE WITH ALL APPLICABLE LAW, INCLUDING WITHOUT LIMITATION SECTION 1145 OF THE BANKRUPTCY CODE.

A.   SUMMARY OF THE PLAN

The following is a brief summary of the Plan, which is qualified in its entirety by reference to the Plan, attached as Exhibit A to this Disclosure Statement.

The Plan provides for distributions to creditors of the Debtor. Under the Plan, Administrative Claims and Priority Tax Claims are unclassified, while Other Priority Claims, GECC Prepetition Claims, Other Secured Claims, General Unsecured Claims and Interests and Securities Subordinated Claims are each placed in their own classes. The Plan provides for payment in full of Administrative Claims, Priority Tax Claims, Other Priority Claims and GECC Prepetition Claims (which the Debtor believes to have been satisfied in full by the entry of the

Final DIP Order and the payment of any amounts required thereunder) and leaves such Claims unimpaired. The remaining Other Secured Claims, Trade Vendor Claims, General Unsecured Claims and Interests and Securities Subordinated Claims are all impaired. The treatment of creditors under the Plan is summarized as follows:

- Holders of **Administrative Claims** and **Other Priority Claims** if allowed will be paid in full in cash or such other treatment as the Debtor and the Claimholders shall have agreed on in writing.

- Holders of **Priority Tax Claims** if allowed will, at the option of the Debtor, be either paid in full in cash or such other treatment as the Debtor and the Claimholders shall have agreed on in writing.

- Holders of **GECC Administrative Claims** if allowed will receive, in full satisfaction, settlement, release and discharge of, and in exchange for such Allowed GECC Administrative Claim, (i) Cash in an amount equal to the amount of such Allowed GECC Administrative Claims; (ii) the treatment provided in the DIP Financing Agreement, DIP Financing Order, other orders of the Bankruptcy Court or applicable law or (iii) such other less favorable treatment as to which the Debtor and such holder shall have agreed upon on writing..

- Holders of **GECC Prepetition Claims** if allowed will receive in full satisfaction, settlement, release and discharge of, and in exchange for such Allowed GECC Prepetition Claim, (i) Cash in an amount equal to the amount of such Allowed GECC Prepetition Claims; (ii) treatment provided in the DIP Financing Agreement, DIP Financing Order, other orders of the Bankruptcy Court or applicable law or (iii) such other less favorable treatment as to which the Debtor and such holder shall have agreed upon on writing. All GECC Prepetition Claims are deemed to have been satisfied in full by the entry of the final DIP Order and the payment of any amounts required thereunder.

- Holders of **Other Secured Claims** if allowed will receive one or a combination of the following, in full satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed Other Secured Claim, (i) Cash in an amount equal to the amount of such Allowed Other Secured Claim; (ii) the collateral securing such Allowed Other Secured Claims or proceeds thereof; (iii) the sale of the Collateral securing such Allowed Other Secured Claims, with the liens to attach to the proceeds of such sale; (iv) realization of the indubitable equivalent on account of such Claims; (v) deferred cash payments totaling at least the allowed amount of such claim, of a value, as of the Effective Date, of at least the value of such holder's interest in the Estate's interest in such property or (vi) such other treatment as to which the Debtor and such Claimholder shall have agreed upon in writing (including without limitation any settlement agreement previously approved by the Bankruptcy Court). The foregoing consideration shall be determined on the later of the date that the Other Secured Claim becomes an Allowed Other Secured Claim or within sixty (60) days after the Effective Date. A separate subclass will be created for each Other Secured Claimholder or each group thereof that shares collateral (if any).

- Holders of **General Unsecured Claims** if allowed will receive a Pro Rata Share of the Available Assets. The Available Assets are the remaining Assets and proceeds of Assets after payment of or reserve for Senior Claims and certain reserve amounts established under the Plan for Senior Claims, and the administration and liquidation of the Estate (including costs incurred after confirmation of the Plan). To the extent that any amounts remain in these funds after the claims or costs they cover are satisfied, they will be distributed according to the terms of the Plan.

- Holders of **Interests and Securities Subordinated Claims** will receive nothing, and the Existing Stock and Interests will be cancelled.

For detailed information, please refer to Plan, Article 3 ("Treatment of Administrative Claims and Priority Tax Claims") and Article 4 ("Treatment of Classified Claims and Interests").

B. RECOMMENDATION

THE DEBTOR STRONGLY RECOMMENDS THAT ALL CREDITORS ENTITLED TO VOTE ON THE PLAN CAST THEIR BALLOTS TO ACCEPT THE PLAN. THE DEBTOR BELIEVES THAT CONFIRMATION OF THE PLAN WILL PROVIDE THE GREATEST AND EARLIEST POSSIBLE RECOVERIES TO CREDITORS.

A LETTER FROM THE DEBTOR'S MANAGEMENT REGARDING THE DEBTOR'S STRONG RECOMMENDATION THAT ALL CREDITORS VOTE TO ACCEPT THE PLAN IS INCLUDED WITH THESE MATERIALS, AND THE DEBTOR STRONGLY ENCOURAGES YOU TO PLEASE CAREFULLY READ AND CAREFULLY CONSIDER THIS LETTER BEFORE VOTING.

The Plan provides that, among other things, the Debtor's current Board of Directors will be succeeded by the Responsible Person, who will be appointed by order of the Bankruptcy Court to oversee the post-confirmation Estate and make judgments concerning winddown matters and Rights of Action. The Debtor has selected J. Gregory Ambro (Mr. Ambro's duties and qualifications are described in Section III.E. herein and his curriculum vitae is attached hereto as Exhibit D) as the Responsible Person.

II. VOTING

A. ELIGIBILITY TO VOTE

The Plan divides creditors' Claims against and shareholders' Interests in the Debtor into various Classes and provides separate treatment for each Class.

As provided in section 1123(a)(1) of the Bankruptcy Code, Administrative Claims and Priority Tax Claims will not be classified for the purposes of voting or receiving distributions under the Plan. Rather, all such Claims will be treated separately as unclassified Claims and will be paid in full. Other Priority Claims (Class 1) and GECC Prepetition Claims (Class 2) will also be paid in full to the extent such Claims become Allowed Claims. Creditors in these Classes are unimpaired, conclusively presumed to have accepted the Plan and are not entitled to vote on the

Plan. If and to the extent that any Class identified as being unimpaired is determined to be impaired, such Class shall be entitled to vote to accept or reject the Plan.

All other Classes of Claims and Interests under the Plan are impaired: Class 3 (Other Secured Claims), Class 4 (General Unsecured Claims) and Class 5 (Interests and Securities Subordinated Claims). Holders of Claims in Classes 3 and 4 are entitled to vote to accept or reject the Plan. Holders of Interests and Securities Subordinated Claims in Class 5 are conclusively presumed to have rejected the Plan and are not entitled to vote to accept or reject the Plan.

The record date for determining any Creditor's eligibility to vote on the Plan is October 31, 2009. Only those Creditors entitled to vote on the Plan will receive a ballot with this Disclosure Statement.

CREDITORS WHOSE CLAIMS ARE BEING OBJECTED TO ARE NOT ELIGIBLE TO VOTE UNLESS SUCH OBJECTIONS ARE RESOLVED IN THEIR FAVOR OR, AFTER NOTICE AND A HEARING PURSUANT TO BANKRUPTCY RULE 3018(a), THE BANKRUPTCY COURT ALLOWS THE CLAIM TEMPORARILY FOR THE PURPOSE OF VOTING TO ACCEPT OR REJECT THE PLAN. ANY CREDITOR THAT WANTS ITS CLAIM TO BE ALLOWED TEMPORARILY FOR THE PURPOSE OF VOTING MUST TAKE THE STEPS NECESSARY TO ARRANGE AN APPROPRIATE HEARING WITH THE BANKRUPTCY COURT UNDER BANKRUPTCY RULE 3018(a).

B.   BALLOTS

In voting for or against the Plan, please use only the ballot or ballots sent to you with this Disclosure Statement. Votes cast to accept or reject the Plan will be counted by Class. Please read the voting instructions on the reverse side of the ballot for a thorough explanation of voting procedures.

IF YOU BELIEVE THAT YOU ARE A MEMBER OF A VOTING CLASS FOR WHICH YOU DID NOT RECEIVE A BALLOT, IF YOUR BALLOT IS DAMAGED OR LOST, OR IF YOU HAVE QUESTIONS CONCERNING VOTING PROCEDURES, PLEASE CONTACT GOTTSCHALKS BALLOT PROCESSING, C/O KURTZMAN CARSON CONSULTANTS LLC, 2335 ALASKA AVENUE, EL SEGUNDO, CALIFORNIA 90245, TELEPHONE: 866-967-1784, http://www.kccllc.net/gottschalks. KURTZMAN CARSON CONSULTANTS LLC CANNOT PROVIDE YOU WITH LEGAL ADVICE.

C.   VOTING PROCEDURE

Unless otherwise directed in your solicitation package, mail your completed ballots to: Gottschalks Ballot Processing, c/o Kurtzman Carson Consultants LLC, 2335 ALASKA AVENUE, EL SEGUNDO, CALIFORNIA 90245. **DO NOT RETURN BALLOTS TO THE BANKRUPTCY COURT.** A ballot that does not indicate an acceptance or rejection of the Plan will not be counted either as a vote to approve or a vote to reject the Plan. If you cast more than one ballot voting the same claim before the Voting Deadline, the last ballot received before the

Voting Deadline will be deemed to reflect your intent and thus will supersede any prior ballots. Additionally, you may not split your claims within a particular Class under the Plan either to accept or reject the Plan. Therefore, a Ballot or a group of ballots within a Plan Class received from a single creditor) that partially rejects and partially accepts the Plan will not be counted.

D.   DEADLINE FOR VOTING

IN ORDER TO BE COUNTED, BALLOTS MUST BE <u>RECEIVED</u> BY 5:00 P.M., [PREVAILING PACIFIC TIME] ON [VOTING DEADLINE].

E.   IMPORTANCE OF YOUR VOTE

Your vote is important. The Bankruptcy Code defines acceptance by a class of Claims as acceptance by holders of at least two-thirds in amount and a majority in number of Allowed Claims in that class that vote. **ONLY THOSE CREDITORS WHO ACTUALLY VOTE ARE COUNTED FOR PURPOSES OF DETERMINING WHETHER A CLASS HAS VOTED TO ACCEPT THE PLAN. YOUR FAILURE TO VOTE WILL LEAVE TO OTHERS THE DECISION TO ACCEPT OR REJECT THE PLAN.**

III.   BACKGROUND OF THE DEBTOR AND THE CHAPTER 11 CASE

The Debtor commenced this case by filing a voluntary petition under chapter 11 of the Bankruptcy Code on January 14, 2009 (the "Petition Date"). Pursuant to sections 1107(a) and 1108 of the Bankruptcy Code, the Debtor continues to operate its business and remain in possession of its property as a debtor in possession.

A.   DESCRIPTION OF COMPANY

1.   Overview

On the Petition Date, Gottschalks was a diversified retailer operating fifty-nine (59) full-line department stores and three (3) specialty stores in six western states: California, Washington, Alaska, Oregon, Idaho and Nevada. Gottschalks employed more than 5,282 full time and part time employees as of the Petition Date. Of its 62 retail locations, Gottschalks owned 5 stores and leased the balance. The Debtor's stock was publicly traded at the time the Chapter 11 Case was commenced.

The Debtor was founded in 1904 in Fresno, California, and expanded within California and the western states. Gottschalks' stores operated under the "Gottschalks" and "Village East" names, and were generally large, free-standing and mall-based outlets of between 30,000 and 200,000 square feet, primarily located in mid-sized cities that were otherwise underserved by the larger national chains. The Debtor's stores were typically the "anchor tenant" in the malls in which they operated. Gottschalks carried a broad line of brand name and private label merchandise, including fashion clothing, shoes, cosmetics, jewelry, home furnishings and other products.

As discussed in Sections III.C.6 and III.C.7 below, the Debtor sold substantially all of its remaining assets through agreements approved by the Bankruptcy Court in April and June 2009.[2]

B. EVENTS LEADING TO THE CHAPTER 11 FILING

In November 2008, the Debtor signed an agreement with Everbright Development Overseas Securities, Ltd., a British Virgin Islands corporation ("Everbright"). Everbright agreed to invest up to $30 million in exchange for common stock of the Debtor. The Everbright transaction was subject to a diligence condition through December 15, 2008.

Shortly after the Everbright agreement was signed, the Debtor was advised that (a) new, lower appraisals conducted by independent appraisers of the value of the Debtor's inventory and other assets that comprise the "borrowing base" and control the Debtor's asset-based credit facility agented by General Electric Capital Corporation ("GECC") and (b) reserves due to a decline in the Debtor's same-store sales trends in the current retail environment would lead to a significant reduction in the Debtor's liquidity at the start of fiscal December 2008 through the end of fiscal January 2009. The Debtor had not anticipated the adjustments at the time it entered the proposed transactions with Everbright. GECC agreed to delay certain of the adjustments in availability under the credit facility for a period of time.

Everbright subsequently advised the Debtor that it was unable to go forward with its proposed investments, at least as previously structured. The Debtor attempted to modify the amount of the proposed investment from Everbright or raise additional capital from third parties (principally its existing investor, The Harris Company). However, the Debtor's efforts to secure such infusion of funds outside of a chapter 11 proceeding were ultimately unsuccessful, and its sales (like those of virtually all retailers) continued to be impacted by the very weak retail and credit environment. The combination of these factors (and the resulting impact on its access to cash and its line of credit) resulted in the filing of the Chapter 11 Case.

The Debtor commenced the Chapter 11 Case with the intent to use the Chapter 11 Case to (i) gain access to liquidity and (ii) execute on one or more options to create value for stakeholders (including a sale of assets or other transaction with a third party investor).

C. EVENTS DURING CHAPTER 11 CASES

Material events since the commencement of the Chapter 11 Case are summarized below:

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[2] On April 2, 2009, the Bankruptcy Court entered an order approving the sale of substantially all of the Debtor's inventory, plus certain furniture, fixtures and equipment, to a joint venture comprised of SB Capital Group, LLC, Tiger Capital Group, LLC, Great American Group WF, LLC and Hudson Capital Partners, LLC (collectively, the "Great American Joint Venture"), which order was subsequently superseded by an amended order entered April 7, 2009. On June 10, 2009, the Bankruptcy Court entered (i) an order approving the sale of certain owned real property, the assumption and assignment of certain leases and the assumption and assignment of certain contracts related to such owned real property and such leases to Forever 21 Retail, Inc. ("Forever 21") and (ii) an order approving the assumption and assignment of certain leases and certain related contracts to Macy's Department Stores, Inc. ("Macy's").

1. First Day Motions.

On the Petition Date, the Debtor filed numerous traditional "first day motions" which were granted after a hearing in the Bankruptcy Court on January 15, 2009. The Debtor obtained "first day" orders including, among others: (i) an order approving the retention of Kurtzman Carson Consultants LLC, as claims, noticing and balloting agent, (ii) an order (a) authorizing the continued use of the cash management system, (b) authorizing maintenance of existing bank accounts and business forms and (c) extending the time to comply with section 345 of the Bankruptcy Code, (iii) an order authorizing the payment of prepetition wages, compensation and employee benefits, (iv) an interim order (a) prohibiting utility providers from altering, refusing or discontinuing service, (b) deeming utilities adequately assured of future performance and (c) establishing procedures for determining adequate assurance, (v) an order authorizing the (a) continuation of all insurance policies and agreements relating thereto and (b) honoring of certain obligations in respect thereof, (vi) an order authorizing the satisfaction of prepetition claims of common carriers and sales and shipping processors, (vii) an order authorizing the honoring of (a) certain prepetition obligations to customers and to continue customer programs and (b) certain other prepetition obligations necessary to maintain the existence of customer programs and (viii) an order authorizing the payment of prepetition sales, use and franchise taxes. As discussed in detail below, the Bankruptcy Court also approved, on an interim basis, the Debtor's motion to approve use of cash collateral and incur post-petition indebtedness.

2. Appointment of Committee.

On January 27, 2009, the United States Trustee appointed the Official Committee of Unsecured Creditors (the "Creditors' Committee") in the Chapter 11 Case. The Creditors' Committee consists of Liz Claiborne, Finlay Fine Jewelry Corporation, The Estee Lauder Companies, Inc., Jones Apparel Group, Inc., Alfred Dunner, Inc., The Macerich Company and GGP Limited Partnership.

The Creditors' Committee retained (i) the law firm of Cooley Godward Kronish LLP as its counsel and (ii) the law firm of Benesch, Friedlander, Coplan & Aronoff, LLP as its Delaware counsel and conflicts counsel, with retention in each case effective as of January 22, 2009. The Creditors' Committee retained Loughlin Meghji + Company ("LM+Co") as its financial advisor, effective as of January 22, 2009. The terms of the retention agreement approved by the Bankruptcy Court provide that the Debtor has no indemnification obligations to LM+Co.

3. Filing Schedules and Statement of Financial Affairs; Claims Bar Date.

The Debtor filed its Statements of Financial Affairs and Schedules of Assets and Liabilities (the "Schedules") on March 2, 2009. The Bankruptcy Court entered an order (the "Bar Order") setting the official claims bar date of August 24, 2009 at 5:00 p.m. Pacific Daylight Time to submit proofs of Claims in the Chapter 11 Case (the "Bar Date"). In addition, the Bankruptcy Court set August 24, 2009 at 5:00 p.m. Pacific Daylight Time as the last day for parties to file requests for allowance of administrative expenses, other than certain professional fees, accruing on or after the Petition Date but prior to or on August 24, 2009, and certain other designated claims identified in the Bar Order. Subject to certain limited exceptions identified in the Bar Order and, other than Claims arising from the rejection of executory contracts after the

Bar Date, all proofs of claim must have been submitted by the Bar Date. Approximately 988 proofs of claim (secured and unsecured), asserting claims totaling more than $103 million against the Debtor's bankruptcy estate (the "Estate"), were submitted. Additionally, the Debtor scheduled claims for creditors that did not independently file proofs of claim. The Debtor believes that numerous duplicate claims were filed and that the actual total obligations will be lower after claims are reconciled and objections considered. For example, the Debtor's current estimate is that total allowable General Unsecured Claims will range from $75 million to $105 million after reconciliation; however, it is possible that the actual allowed General Unsecured Claims may vary significantly from this range.

4.   Retention of Professionals.

The Debtor retained professionals to assist it in managing the chapter 11 bankruptcy process. The Debtor retained: O'Melveny & Myers LLP and Richards, Layton & Finger, P.A. as its bankruptcy counsel; FTI Consulting, Inc. ("FTI") as financial advisors; Financo, Inc. ("Financo") as investment bankers to assist the Debtor in marketing certain of its operating assets; and DJM Asset Management, LLC to assist the Debtor in marketing certain of its real estate assets. Due to the large number of creditors in its case, and pursuant to certain Local Bankruptcy Rule requirements, the Debtor also retained Kurtzman Carson Consultants LLC as claims, noticing and balloting agent.

In addition to retaining the above described professionals, the Debtor was also authorized to retain Deloitte Tax LLP, as tax advisor, and BDO Seidman, LLP, as accountant and audit advisor, as well as certain "ordinary course professionals" to assist it with certain matters related to the operation of its business. These ordinary course professionals include, without limitation, legal counsel working on specific matters for the Debtor. The Debtor has employed Deloitte Tax LLP, BDO Seidman, LLP and each of these ordinary course professionals to facilitate and ensure the appropriate treatment of the Debtor's business and legal issues.

The Debtor has executed agreements with its retained professionals, including without limitation its investment bankers and financial advisors, that provide indemnification to the maximum extent legally permissible.

5.   Debtor-In-Possession Financing.

(a)   Background

The Debtor has one major group of secured creditors, the Senior Secured Lenders [, which are comprised of the Prepetition Secured Lenders (as hereinafter defined) and the DIP Lenders (as hereinafter defined)].[3] GECC acted as administrative agent and collateral agent for a group of lenders (the "Prepetition Secured Lenders") that provided the Debtor's basic working capital, pursuant to that certain Second Amended and Restated Credit Agreement dated as of

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[3] The Debtor and its Estate reserve all rights and claims, none of which are waived hereby. By listing any creditor as "secured," the Debtor is not stipulating to the validity or enforceability of any asserted lien. The validity and enforceability of liens will only be determined by orders of the Bankruptcy Court, whether entered previously or hereafter.

September 26, 2007 (as amended, modified or supplemented through the Petition Date, the "Prepetition Senior Loan Agreement"). As of the Petition Date, the aggregate principal amount outstanding under the Prepetition Senior Loan Agreement was approximately $73 million and letters of credit having an aggregate face amount of approximately $6.5 million were outstanding according to both the Debtor's and GECC's records. This prepetition debt owed to the Prepetition Secured Lenders was secured by liens on substantially all the Debtor's assets. The significant majority of that debt was comprised of a revolving loan subject to a borrowing base calculated using inventory and receivables.

(b)   Debtor-in-Possession Financing Agreements

As set forth above, the loans agented by GECC provided the prepetition liquidity for the Debtor's operations. In order to preserve the value of its businesses between the filing of the Chapter 11 Case and the sale of assets, the Debtor negotiated an agreement with GECC to provide post-petition financing. As part of the "first day" motions, the Debtor sought Bankruptcy Court approval for this debtor-in-possession ("DIP") loan facility (the "DIP Facility") in order to have sufficient liquidity to continue operations through the sale of its assets.

The DIP Facility provided availability to the Debtor through cash advances and other extensions of credit in an aggregate principal amount of up to $125 million and satisfied prepetition obligations through postpetition application of cash collateral, subject to Bankruptcy Court approval. The DIP Facility also: (i) provided for payment to GECC and the other lenders under the DIP Facility (collectively, the "DIP Lenders") of certain fees, (ii) included a carveout from the DIP Lenders' liens and administrative claims for certain professional fees and disbursements and (iii) placed certain limitations on the ability to surcharge the DIP Lenders' collateral. The DIP Facility also provided that the Debtor's obligations to the DIP Lenders thereunder had priority over all other Claims in the Chapter 11 Case, with limited exceptions. The Interim Financing Order (as hereinafter defined) also provided the Prepetition Secured Lenders with adequate protection in the form of liens in the collateral for the DIP Facility and certain superpriority claims. On January 15, 2009, the Bankruptcy Court entered its interim order (the "Interim Financing Order") authorizing the Debtor to incur postpetition indebtedness under the DIP Facility and setting a hearing to consider final approval of the DIP financing set forth above. Pursuant to the terms of the Interim Financing Order, the failure to meet certain deadlines with respect to a sale transaction (as set forth on Exhibit B to the Interim Financing Order, the "Sale Trigger Events") constituted an Event of Default under the DIP Facility. The Sale Trigger Events required the Debtor to, among other things, obtain Bankruptcy Court approval of a sale transaction no later than March 19, 2009.

On February 11, 2009, the Creditors' Committee filed a limited objection to the Debtor's motion for a Final Financing Order (as hereinafter defined). The Creditors' Committee's objection argued that the timeline established by the Sale Trigger Events provided the Debtor with too little time to effectively market its business as a going concern and effectively ensured the rapid liquidation of the Debtor's assets.

On February 13, 2009, following a contested hearing, the Bankruptcy Court entered its order (the "Final Financing Order") granting the Debtor's motion to enter into the DIP Facility. Pursuant to the terms of the Final Financing Order, the Sale Trigger Events were revised to require, among other things, Bankruptcy Court approval of a sale transaction no later than April 2, 2009.

The outstanding indebtedness under the Prepetition Senior Loan Agreement was repaid through the postpetition application of cash collateral to the obligations thereunder. The outstanding indebtedness under the DIP Facility was repaid from the proceeds received from the sale of substantially all of the Debtor's inventory assets and the sale of certain of the Debtor's real property assets (discussed below).

On May 5, 2009, the Debtor filed a motion seeking Bankruptcy Court approval of a stipulation regarding the Carve Out (as defined in the DIP Facility) for the payment of certain professional fees and certain other administrative expenses (the "Carve Out Stipulation"). Pursuant to the Carve Out Stipulation, (i) the DIP Lenders agreed to fund $8.5 million (the "Carve Out Amount"), which the Debtor agreed to maintain in an interest bearing account in trust for parties claiming under the Carve Out (the "Carve Out Account"), and (ii) GECC, as agent for the DIP Lenders, and the DIP Lenders were granted a first priority senior lien in any residual interest in the Carve Out Account and on any amounts remaining in the Carve Out Account, in each case after the satisfaction of all Carve Out claims. On June 10, 2009, the Bankruptcy Court entered an order approving the Carve Out Stipulation. The Debtor believes that, after all Carve Out claims are satisfied, there may be funds remaining in the Carve Out Account. Given that the Debtor believes that all obligations under the DIP Facility have been paid in full and that the liens of the DIP Lenders have thus been extinguished, the Debtor intends to assert that any such residual interest or amount in the Carve Out Account is property of the Estate.

6.   Sale of Substantially All of the Debtor's Assets.

Prior to the Petition Date, the Debtor retained UBS Investment Bank and Financo in October, 2006 to serve as its investment bankers in its efforts to sell its business. The Debtor established an electronic data room containing diligence materials regarding the Debtor and contacted numerous potential buyers, including a combination of financial and strategic buyers. This marketing process continued vigorously throughout most of 2007, however a satisfactory proposal was not forthcoming and, in September 2007, the Debtor elected to focused on value-added initiatives and internal growth. Outside investors expressed further interest in the Debtor and, as discussed above, Everbright signed an agreement with the Debtor in November 2008 pursuant to which Everbright agreed to invest up to $30 million in exchange for common stock of the Debtor, subject to a diligence condition. As a result of the imposition of certain adjustments by GECC to the Prepetition Senior Loan Agreement, in December 2008, Everbright subsequently advised the Debtor that it was unable to go forward with its proposed investments.

As noted above, the Debtor's financial results were also impaired by a very weak retail and credit environment. As a result, the Debtor again re-opened the sale process. The Debtor retained FTI to provide an array of advisory services as well as to supplement Financo's efforts, and additional parties were contacted (as well as the initial target group) regarding the marketing of the Debtor's assets. Several additional parties executed confidentiality agreements and the Debtor attempted to negotiate asset purchase agreements with certain of these parties. Although several entities expressed preliminary interest, none was willing to enter a mutually acceptable purchase agreement. With no identified purchaser and with its liquidity rapidly diminishing, the Debtor determined that it would need to file for chapter 11 bankruptcy protection and thereafter continue its sale process through the Chapter 11 Case.

Accordingly, on February 12, 2009, the Debtor filed a motion for an order (i) approving the bidding procedures, (ii) approving the form and manner of notice of the auction and sale of the Debtor's business as a going concern and/or liquidation of its assets and (ii) approving the sale of substantially all of its assets, which the Debtor subsequently supplemented on March 2, 2009 (as so supplemented, the "Sale Procedures Motion"). In the Sale Procedures Motion, the Debtor proposed to sell its assets at auction under proposed bidding procedures that required potential bidders to, among other things, (a) submit written offers by March 3, 2009, to be considered for status as the lead bid (the "Lead Bid") that, subject to Bankruptcy Court approval, would receive reasonable and customary bid protections (the "Bid Protections"), (b) submit competing bids (including an executed asset purchase agreement or other form of agreement and evidence that the bidder is financially capable of consummating the proposed transaction) by March 26, 2009, (c) participate in an auction to be held on March 31, 2009, and (d) consummate the sale, if the prevailing bidder in the event of an inventory liquidation sale, by April 3, 2009 or, if the prevailing bidder in the event of a going concern sale, by April 10, 2009 (collectively, the "Bidding Procedures"). The foregoing dates were incorporated as Sale Trigger Events under the Final Financing Order. On March 4, 2009, the Bankruptcy Court entered an order approving the Bidding Procedures (the "Bidding Procedures Order") which included setting a hearing date of April 2, 2009 to consider the Debtor's motion to approve the sale following the anticipated auction on March 31, 2009 (the "Auction").

Pursuant to the Bidding Procedures Order, the Debtor solicited bids for substantially all of its assets both as a going concern and on a liquidation basis. Financo and FTI continued to work to identify entities that were potential candidates to acquire the Debtor's assets. In order to ensure that the assets received the greatest possible marketing exposure, the Debtor, Financo and FTI pursued numerous potential bidders. The Debtor, Financo and FTI also continued to maintain an electronic data room containing diligence materials regarding the Debtor and contacted potential strategic and industry buyers. These marketing efforts produced a number of potential industry and financial purchasers, many of which executed confidentiality agreements and engaged in a due diligence review of materials relevant to the assets and the Debtor.

As noted above, the Bidding Procedures required parties interested in being the Lead Bid in the Auction to submit their bids by March 3, 2009. On March 5, 2009, the Debtor selected as the Lead Bid an offer from the Great American Joint Venture to be the Debtor's exclusive agent for the purpose of liquidating the Debtor's inventory assets by conducting "going out of business" sales (the "GOB Sales") at the Debtor's retail locations. On March 11, 2009, the Bankruptcy Court entered an order approving the Bid Protections and identifying the Great American Joint Venture as the Lead Bid.

The Bidding Procedures required parties interested in participating in the Auction to submit their bids by March 26, 2009 (the "Bid Deadline"). Prior to the Bid Deadline, the Debtor received three (3) bids that met the criteria for qualifying to participate in the Auction, one (1) of which was a bid to acquire the Debtor's business as a going concern and two (2) of which were bids to liquidate the Debtor's inventory.

On March 31, 2009, the Debtor commenced the Auction at the offices of Richards, Layton & Finger, P.A. On the day of the Auction, the going concern bidder advised the Debtor that it would not be able to participate in the Auction. Ultimately, two separate groups emerged as bidders for liquidation of the Debtor's assets at the Auction: (i) a bid from a joint venture comprised of Gordon Brothers Retail Partners, LLC, Hilco Merchant Resources, LLC and Hilco Real Estate Holdings, LLC (the "Gordon Brothers Joint Venture") for substantially all of the Debtor's assets and (ii) a bid from the Great American Joint Venture for the Debtor's inventory, furniture, fixtures and equipment assets. The Auction proceeded for approximately twelve (12) hours, during which the Great American Joint Venture and Gordon Brothers Joint Venture submitted numerous competing bids.

The Auction continued until the Debtor and the Creditors' Committee determined that the highest and best offer for the Debtor's assets noted above was the bid of the Great American Joint Venture. On April 2, 2009, the Bankruptcy Court held a hearing concerning the above-referenced sale, and the Bankruptcy Court ultimately approved the sale. The Debtor documented and closed the sale transaction with the Great American Joint Venture. The cash value to the Debtor from the Great American Joint Venture offer was approximately $90 million to $96 million, depending upon factors enumerated in the agreement with the Great American Joint Venture.

The foregoing figures do not include certain other assets that were not sold to third parties, such as accounts receivable, real estate, cash and other assets, or de minimis asset sales, such as the sale of the Debtor's rolling stock (consisting of fleet vehicles and transport trailers), in an aggregate amount of less than $200 thousand. The Debtor is continuing to liquidate the assets remaining in the estate and estimates that the total proceeds of its assets (excluding any litigation claims), will range from $20 million to $26 million. As discussed herein, proceeds were first used to pay the DIP Lenders, establish the Carve Out Account and pay expenses of administration. Remaining proceeds will be disbursed pursuant to the Plan.

7. Sale of the Debtor's Real Property and Lease Rights.

On April 21, 2009, the Debtor filed a motion, subsequently supplemented by the Real Estate Bid Protections Motion (as hereinafter defined) (as so supplemented, the "Real Estate Sale Procedures Motion"), for an order requesting, among other things, (i) the approval of bid procedures for an auction of the Debtor's interests in nonresidential real property leases and owned real property (the "Real Estate Auction"), (ii) the scheduling of the Real Estate Auction, (iii) the establishment of cure amounts and (iv) the approval and authorization of the sale of leases and owned real property pursuant to the Real Estate Auction.

On May 18, 2009, the Debtor filed its motion to approve bid protections in connection with the Real Estate Auction (the "Real Estate Bid Protections Motion"). Pursuant to the Real Estate Bid Protections Motion, the Debtor announced that Forever 21 was selected as the stalking horse bidder for an asset purchase agreement providing for (i) the assumption and assignment of certain of the Debtor's leasehold interests and (ii) the acquisition of certain of the Debtor's owned real property.

On May 19, 2009, the Bankruptcy Court entered an order approving the Real Estate Sale Procedures Motion, which scheduled the Real Estate Auction for May 28, 2009 and a hearing to approve the sale of real property leases and/or owned real property pursuant to the Real Estate Auction for June 10, 2009 (the "Real Estate Sale Procedures Order"). On May 22, 2009, the Bankruptcy Court entered an order granting the Real Estate Bid Protections Motion, and pursuant to the Real Estate Sale Procedures Order, the Debtor commenced the Real Estate Auction on May 28, 2009 at the San Francisco, California offices of O'Melveny & Myers LLP.[4] As the Real Estate Auction, the Debtor and the Creditors' Committee determined that (i) Forever 21 was the prevailing bidder with respect to eight (8) nonresidential leases and three (3) owned real properties, (ii) Macy's was the prevailing bidder with respect to two (2) nonresidential leases, and (iii) J.M. Wilson Promenade Properties II, LLC was the prevailing bidder with respect to one (1) nonresidential lease. An additional lease was dropped from the Real Estate Auction upon reaching a lease termination stipulation with the landlord. On June 10, 2009, the Bankruptcy Court entered orders approving the sales to the prevailing bidders.

Following the May 28, 2009 Real Estate Auction, the Debtor has continued to liquidate the assets remaining in the Estate.

8.   Store Closing Sales; Lease Transactions.

As noted above, the Debtor entered into an Agency Agreement, dated as of March 31, 2009 (the "Agency Agreement"), with the Great American Joint Venture for the purpose of selling the Debtor's retail merchandise located in its stores and warehouse distribution center and for selling certain furniture, fixtures and equipment located in its stores, warehouse distribution center and corporate headquarters. The Agency Agreement established Great American Joint Venture as the Debtor's exclusive agent to conduct the GOB Sales at each of the Debtor's retail locations commencing April 3, 2009, set guidelines and terms for the GOB Sales and provided that all GOB Sales would be completed, and each retail location vacated, not later than July 15, 2009. The Debtor was obligated to provide certain transition services and assistance. The Great American Joint Venture conducted the GOB Sales, commencing April 3, 2009 with a widely advertised store closing campaign, and all sales were concluded by July 15, 2009. All retail locations were vacated by July 31, 2009.

On March 3, 2009, the Bankruptcy Court granted the Debtor's motion to extend the time to assume, assume and assign or reject unexpired leases of nonresidential real property through and including August 12, 2009. This date represented the maximum statutory extension of the assumption or rejection period, although further extensions may be granted with the written consent of the applicable landlords.

As of July 31, 2009, closing had occurred on all of the retail properties. With the exception of the lease for a store in Santa Maria, California (discussed below), all of the Debtor's retail store leases have been assumed, assumed and assigned, rejected or terminated. As of October 31, 2009, the Debtor has assumed and assigned eleven leases, assumed one lease,

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[4] While certain owned real property and nonresidential real property leases were sold pursuant to the Real Estate Auction, the Real Estate Auction was continued with respect to certain other real property of the Debtor.

terminated one lease and rejected fifty leases and two subleases. The Debtor has received all proceeds in connection with the lease assignments and assumptions.

Six retail stores and one distribution center were operated on property owned by the Debtor. The Debtor owned the land and improvements for all the owned properties, except those located in Bakersfield, California and Madera, California, for which the Debtor owned only the land (not any improvements thereon).

All the Debtor's retail stores located on owned properties have closed. As noted above, the San Luis Obispo, California, Hanford, California and Yuba City, California properties were sold at the Auction to Forever 21. The Bankruptcy Court has approved the sale of the Debtor's owned real property located in Antioch, California to NKT Development, LLC, which sale is anticipated to close on or before November 30, 2009. The Debtor, with the assistance of its retained real estate consultants, is actively marketing for sale the retail property located in Bakersfield, California, Eureka, California, and the distribution center site located in Madera, California. The Debtor has rejected the lease for the improvements located on its owned property in Bakersfield, California and Madera, California. The Debtor is also actively marketing its minority interest in a limited liability company that owns certain real property in Fresno, California and a related leasehold interest for a portion of such property.

On July 28, 2009, the Debtor filed a motion to assume the lease for its store in Santa Maria, California and asserted, among other things, that the landlord for that store owed the Debtor monetary damages for failing to construct and deliver new premises to the Debtor in accordance with the terms of the applicable lease. The landlord objected to the Debtor's motion to assume the lease, and on August 14, 2009, the Bankruptcy Court scheduled an evidentiary hearing for September 21, 2009 to address the Debtor's motion and the landlord's objection thereto in light of certain factual disputes between the parties. The Debtor and the landlord subsequently reached a settlement with respect to the foregoing matters. Pursuant to the negotiated settlement, the Debtor will turn over the leased property to landlord in exchange for the landlord agreeing to make settlement payments to the Debtor in the amount of $800,000. The parties are in the process of documenting the settlement agreement, and the Debtor reserves all rights pending finalization of the settlement agreement and the landlord's performance thereunder. The Debtor provides no assurance that any amounts will be recovered in connection with this matter.

On November 12, 2007, the Debtor entered into a Ground Lease (as amended from time to time, the "Ground Lease") under which it leased from Pioneer Crossing LLC ("Pioneer") certain unimproved land located in Bend, Oregon. Pursuant to the terms of the Ground Lease, the Debtor leased the land upon which the Debtor subsequently constructed at its expense the building in which it operated a Gottschalks store (the "Building"). The Debtor filed a notice of rejection of unexpired lease with respect to the Ground Lease on June 18, 2009 in which the Debtor provided that it preserved any and all rights it may have in the Building. Pioneer objected to the Debtor's rejection of the Ground Lease on the grounds that it was not properly rejecting the entire agreement. On September 3, 2009, after holding a hearing on the issue, the Bankruptcy Court entered its order approving the rejection of the Ground Lease. A dispute between Pioneer and the Debtor remained as to whether the rejection terminated the Ground Lease or the Debtor's ownership of the Building. On September 15, 2009, Pioneer moved for relief from the automatic stay with respect to the remaining issues involving the Ground Lease and the Building. The Debtor and Pioneer consensually resolved these issues, with the Debtor agreeing to terminate the Ground Lease, Pioneer agreeing to withdraw all claims asserted against the Debtor or the estate, and both parties exchanging general releases. On October 27, 2009, the Bankruptcy Court entered an order approving the stipulated resolution of the matter. All settlement conditions have now been fulfilled.

9.   Employee Incentive and Retention Program.

On March 3, 2009, the Bankruptcy Court entered an order approving an employee incentive Program (the "Incentive Program") which permitted the payment of: (i) transaction bonuses to James Famalette, the Debtor's Chief Executive Officer, and J. Gregory Ambro, the Debtor's Executive Vice President and Chief Operating Officer, in the event a sale of all or a substantial portion of the Debtor's business was consummated on or prior to October 31, 2009 or the Bankruptcy Court entered an order confirming a chapter 11 plan on or prior to October 31, 2009 (collectively, the "Transaction Bonuses") and (ii) payments to certain rank-and-file employees who continued their employment with the Debtor (the "Rank-and-File Plan"), subject to the terms and conditions of the Incentive Program.

The Transaction Bonuses were capped at $500,000 in the aggregate in the event of a going-concern sale or confirmation of a chapter 11 plan and $300,000 in the aggregate in the event of a liquidation sale. On July 20, 2009, the Debtor filed a notice that it would pay the Transaction Bonuses to Mr. Famalette and Mr. Ambro in an amount equal to 31.25% of their respective salaries based upon the consummation of the liquidation sale prior to October 31, 2009. These amounts have been paid.

Payments under the Rank-and-File Plan were capped at $500,000 in the aggregate. The Debtor is managing the wind-down of operations and is providing retention payments to the rank-and-file employees in accordance with the terms of the Rank-and-File Plan.

10.   Reclamation Claims.

Certain parties have asserted Reclamation Claims for goods sold to the Debtor within 45 days before the Petition Date. The Debtor has analyzed the asserted claims and, based on its review of information submitted and currently available, does not deem any Reclamation Claim to be valid.

11.   503(b)(9) Claims.

Bankruptcy Code amendments in 2005 created administrative status for the value of any goods, sold to the Debtor in the ordinary course of the Debtor's business, that the Debtor received within 20 days before the Petition Date (the "503(b)(9) Claims"). These claims are entitled to priority distribution from the Estate under section 507(a)(2) of the Bankruptcy Code. The Debtor estimates that the total possible 503(b)(9) Claims are less than $300,000. Further, the Debtor believes that it has defenses to the majority of these claims and reserves all such defenses. As a result, the Debtor believes that the actual amount of allowable 503(b)(9) Claims will be lower. Because 503(b)(9) Claims were covered by the Bar Date Order, the Debtor is in the process of reviewing proofs of claim and determining appropriate objections. Other defenses may also apply to reduce the amount of 503(b)(9) Claims. The Debtor will pay any allowed 503(b)(9) Claims as an Administrative Claim distribution pursuant to the Plan.

12. Consignment Vendors.

Certain parties have asserted consignment rights in product that were delivered to the Debtor. The Debtor has analyzed the asserted claims and, based on its review of information submitted and currently available, has determined that no valid Consignment Claims exist and that the effect of Consignment Claims on the Available Assets available for distribution will be negligible at most.

13. Preferential Transfers and Avoidance Actions.

The Debtor made transfers of approximately $134 million during the 90 days prior to the Petition Date (not including any payroll, transfers to GECC or the Senior Secured Lenders).[5] Not all of those transfers were on account of antecedent debts, and many other transfers that were on account of antecedent debts will be subject to defenses. The Debtor has not completed its analysis of preference claims. It reserves all preference claims, as well as all other avoidance actions, Rights of Action and all other litigation claims it may possess. However, the Creditors' Committee has negotiated with the Debtor for the additional benefit to creditors, as well as the litigation cost savings, that the Debtor or the Responsible Person may assert Preference Actions as a defense or counterclaim against a creditor party and not as affirmative relief to recover prepetition payments made by the Debtor, which the Plan so provides. Except as specifically provided in the Plan, the Debtor reserves all preference claims. The Debtor expressly reserves all other Avoidance Actions, Rights of Action and all other litigation claims that it may possess.

14. Park 41 Litigation.

The Debtor is a limited partner in the Park 41 Partnership, holding 36% of the partnership interest in a partnership that was formed to develop office building space at 7 River Park Place East, Fresno, California, which houses the Debtor's corporate headquarters and two unrelated tenants. The Debtor's interest in the Park 41 partnership was appraised in November 2008 at approximately $7.6 million. As noted above, the Debtor has been seeking purchasers for its remaining assets, including the Park 41 Interest. It has also assumed the commercial lease related to its corporate headquarters, providing a prospective purchaser with the opportunity to concurrently be assigned the commercial office space lease and purchase the Park 41 Interest. The Debtor has identified at least two qualified buyers who expressed significant interest in the leasehold and Park 41 Interest. However, the Debtor is informed and believes that these buyers declined to continue with purchase discussions as a result of what the Debtor believes to be improper actions and statements by the general partner of the Park 41 Partnership, Lance-Kashian & Co. ("Lance-Kashian"), and persons affiliated with Lance-Kashian (with Lance-Kashian, collectively, the "Park 41 Defendants"). The Debtor asserts that the Park 41 Defendants have, *inter alia*, misrepresented that the Park 41 Partnership has an enforceable right of first refusal with respect to offers that the Debtor might receive for the Park 41 Interest, that

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[5] The foregoing preference analysis is preliminary. The Debtor reserves the right to modify its position and nothing herein is or shall be deemed to be an admission or waiver of any right.

any default by the Debtor would result in the Debtor's Park 41 Interest being reduced from 36% to 1%, and that the Park 41 Defendants have the right to reduce the Debtor's distributions and impose excessive charges against such interest. The Debtor has denied and continues to deny each such assertion. As of November 2009, the Park 41 Defendants ceased paying to the Debtor its monthly $36,000 distribution to which it is entitled pursuant to the Park 41 Partnership Agreement, and asserted that there might be a future capital call. The Debtor contests such action. The Debtor has requested that the Park 41 Defendants produce information concerning the cessation of payments, which the Park 41 Defendants have refused to produce. On November 12, 2009, the Debtor commenced an adversary proceeding against River Park Properties III, Lance-Kashian, Edward Kashian and Jennifer Schuh, captioned *Debtor's Complaint for (I) Enforcement of the Automatic Stay, (II) Injunctive Relief, (III) Declaratory Relief, (IV) Intentional Interference With Lease, (V) Breach of the Partnership Agreement, (VI) Breach of the Covenant of Good Faith and Fair Dealing, (VII) Breach of Fiduciary Duty, (VIII) Intentional Interference With Prospective Economic Advantage, (IX) Negligent Interference With Prospective Economic Advantage, (X) Attorneys' Fees and (XI) Punitive Damages* (Adversary Case No. 09-52319) seeking, *inter alia*, (a) an order of the Bankruptcy Court enforcing the automatic stay and granting injunctive relief, holding defendants in contempt for issuing or threatening to issue further notices of actual or impending default, threatening or causing forfeiture of the Park 41 Interest, interfering with the Debtor's efforts to sell the Park 41 Interest and assign the office lease, (b) a declaratory judgment that (i) there is no basis to assert a default of the Debtor's office lease and (ii) the penalty clause pursuant to which the defendants purport to reduce the Debtor's partnership interest from 36% to 1% is unenforceable, (c) a declaratory judgment that the Park 41 Defendants cannot exercise a right of first refusal option while the Debtor is in bankruptcy, (d) a declaratory judgment that the Debtor is not subject to a capital call and that, should a capital call be instituted, procedures set forth in the Park 41 Partnership Agreement must be followed, (e) significant compensatory damages, and (f) sanctions, attorneys' fees and costs, and punitive damages. The Park 41 Defendants have not yet responded to the complaint, and the Bankruptcy Court has set a pretrial conference for January 20, 2010 at 10:00 a.m. EST.

Additionally, on November 18, 2009, the Debtor filed a Motion *to Enforce the Automatic Stay Against River Park Properties III, Lance-Kashian, Edward Kashian and Jennifer Schuh* [D.I. 1250]. The Motion, which is set for hearing on December 16, 2009 at 3:30 p.m. EST, seeks a Bankruptcy Court order (a) enforcing the automatic stay by prohibiting and enjoining the Park 41 Defendants, without relief from the Bankruptcy Court, from (i) threatening to issue or issuing any further notices of actual or impending default, (ii) threatening to cause or causing forfeiture of the Debtor's Park 41 Interest, (iii) interfering with the Debtor's efforts to assign the Park 41 Interest and Office Lease, (iv) withholding partnership distributions to the Debtor, or (v) otherwise attempting to control property of the Debtor's estate or harass the Debtor; (b) finding that the Park 41 Defendants willfully violated the automatic stay; (c) holding the Park 41 Defendants in contempt and (d) awarding to the Debtors actual and punitive damages, attorneys' fees and costs.

The Debtor assumes that the Park 41 Defendants will contest the claims identified above. No assurance on the ultimate outcome of the above-described litigation, or on the sale of the Debtor's Park 41 Interest and assignment of its office lease pertaining to its corporate headquarters premises, can be given at this time, and the Debtor reserves all rights with respect thereto. A ruling by the Bankruptcy Court on the above-described litigation may not occur until after the Effective Date.

15. United Security Bank's Asserted Security Interest.

United Security Bank has asserted a security interest in the Debtor's Park 41 Interest, purportedly secured by an agreement dated May 24, 2002. The Debtor is presently evaluating whether such asserted security interest was properly perfected, and may seek an order of the Bankruptcy Court avoiding the asserted security interest. The Debtor expressly reserves the right to seek avoidance of such security interest. No assurance on the status of United Security Bank's asserted security interest, or in the ultimate outcome of an action to avoid such interest, can be given at this time, and the Debtor reserves all rights with respect thereto.

D. MANAGEMENT/HEADCOUNT REDUCTION

As of the Petition Date, the Debtor employed approximately 5,282 full- and part-time employees. As noted above, following Bankruptcy Court approval of the sale of substantially all of the Debtor's assets and the store closures as provided under the Agency Agreement, the Debtor took action to effectuate a phased reduction in force that would preserve the Estate's assets for creditors by implementing a plan that eliminated the vast majority of store and warehouse level positions by the end of July 2009, when the services to be performed under the Agency Agreement would be completed. Shortly after the Bankruptcy Court approved the Agency Agreement, the Debtor significantly reduced its operations by terminating the significant majority of the employees at its corporate headquarters. While the Debtor's operations were greatly downsized, the Agency Agreement and the wind-down of the Estate have required the Debtor to maintain operations during a transition and wind-down period. For example, the Debtor currently maintain a central office staff of approximately 8 employees (down from approximately 360 at peak). These personnel are actively engaged in winding up the Debtor's operations, including without limitation, reconciling and resolving claims, maintaining the Debtor's remaining technology and intangible assets pending liquidation, liquidating the remaining assets and completing corporate tax and regulatory matters.

E. RETENTION OF RESPONSIBLE PERSON

Recognizing that the services of an experienced administrator are necessary and of critical importance to managing the process of efficiently administering and expeditiously winding down the Estate, the Plan provides for the appointment of a Responsible Person, whom the Debtor has identified, to act for the Estate as provided in the Plan. The Responsible Person will be J. Gregory Ambro, or such other person the Bankruptcy Court may appoint. Mr. Ambro's curriculum vitae is attached hereto as Exhibit D, and the Ambro Retention Agreement, in substantially final form, is attached hereto as Exhibit E. The Responsible Person may retain such additional persons as he or she may determine are of benefit to the Estate in the capacity for which such persons are retained.

IV. THE PLAN

The following summary of certain principal provisions of the Plan is qualified in its entirety by reference to the Plan, which is attached as Exhibit A to this Disclosure Statement. In the event of any discrepancy between this Disclosure Statement, including the following summary description, and any provision of the Plan, the Plan or order confirming the Plan will control. Capitalized terms used but not otherwise defined herein will have the meanings ascribed to them in the Plan.

A. TREATMENT OF ADMINISTRATIVE CLAIMS AND PRIORITY TAX CLAIMS

Administrative Claims are claims for costs or expenses incurred in administering the Estate as specified in sections 503(b) and 507(a)(1) of the Bankruptcy Code, including, without limitation: (a) claims under sections 328, 330(a), 331 or 503 of the Bankruptcy Code for compensation for professional services rendered and reimbursement of expenses in the Chapter 11 Case ("Fee Claims"); (b) the actual, necessary costs and expenses of preserving the Estate and preparing for sale, selling and winding down the Debtor's operations, incurred and paid in the ordinary course of business by the Debtor after the bankruptcy filing; (c) debtor-in-possession financing pursuant to the DIP Financing Order; (d) any post-petition taxes subject to administrative treatment; and (e) fees and charges assessed against the Debtor or the Estate pursuant to section 1930 of title 28 of the United States Code. Priority Tax Claims and certain unsecured claims of governmental units are entitled to priority distribution from the Estate under section 507(a)(8) of the Bankruptcy Code.

As provided in section 1123(a)(1) of the Bankruptcy Code, Administrative Claims, GECC Administrative Claims and Priority Tax Claims will not be classified for the purposes of voting or receiving distributions under the Plan. Rather, all such Claims will be treated separately as unclassified Claims on the terms set forth in Article 3 of the Plan. In addition to Administrative Claims in the bankruptcy for post-petition operating costs and Fee Claims, the Debtor cautions that certain Administrative Claims will not be due until after the date on which the Bankruptcy Court order confirming the Plan (the "Confirmation Order") is entered and additional Administrative Claims may be therefore asserted. Holders of Administrative Claims, GECC Administrative Claims and Priority Tax Claims are not entitled to vote on the Plan; their votes will not be solicited, and they will not receive ballots.

1. Fee Claims and Carve Out Reserve Fund.

Under Article 3.E. of the Plan, a Fee Claim will be Allowed only if the holder files a Fee Application no later than forty-five (45) days after the Effective Date and only if and to the extent such Fee Claim is approved by the Bankruptcy Court.

Under Article 3.E.2. of the Plan, nothing in the Plan or this Disclosure Statement shall alter or impair the Carve Out Reserve Fund, which shall be administered for the beneficiaries thereof, or any provisions relating thereto. To the extent of any surplus remaining after satisfaction of all Claims and other rights held by the beneficiaries of the Carve Out Reserve Fund, such surplus shall be administered as otherwise provided in the Plan.

2. Treatment of Allowed Administrative Claims, GECC Administrative Claims and Allowed Priority Tax Claims.

Under Article 3.C. of the Plan, each holder of an Allowed Administrative Claim (other than Fee Claims) shall receive, in full satisfaction, settlement, release and discharge of, and in exchange for, such Allowed Administrative Claim, on the later of (a) the Effective Date, (b) the date such Administrative Claim becomes an Allowed Administrative Claim or (c) the date such Allowed Administrative Claim is due for payment under any applicable agreement between the holder of the Allowed Administrative Claim and the Debtor or the Responsible Person, (i) Cash equal to the unpaid portion of such Allowed Administrative Claim or (ii) such other treatment as to which the Debtor and the holder of such Administrative Claim shall have agreed upon in writing.

Under Article 3.D. of the Plan, each holder of a GECC Administrative Claim shall receive, in full satisfaction, settlement, release and discharge of, and in exchange for such Allowed GECC Administrative Claim, (i) Cash in an amount equal to the amount of such Allowed GECC Administrative Claims; (ii) the treatment provided in the DIP Financing Agreement, DIP Financing Order, other orders of the Bankruptcy Court or applicable law or (iii) such other less favorable treatment as to which the Debtor and such holder shall have agreed upon on writing.

Under Article 3.F. of the Plan, each holder of an Allowed Priority Tax Claim shall be entitled to receive on account of such Priority Tax Claim, at the sole option of the Debtor following consultation with the Post-Effective Date Committee and in full satisfaction, settlement, release and discharge of, and in exchange for, such Priority Tax Claim, (i) Cash in an amount equal to the amount of such Allowed Priority Tax Claim or (ii) such other treatment as to which the Debtor and the holder of such Allowed Priority Tax Claim shall have agreed upon in writing.

B. CLASSIFICATION AND TREATMENT OF CLAIMS AND INTERESTS

1. Other Priority Claims (Class 1).

Class 1 consists of Other Priority Claims asserted against the Debtor's Estate.

Other Priority Claims are Claims entitled to priority under section 507(a) of the Bankruptcy Code, other than Administrative Claims, GECC Administrative Claims or Priority Tax Claims. Other Priority Claims include claims for wages and salaries including vacation, severance and sick leave earned within 180 days of the Petition Date up to $10,950. Each holder of an Allowed Other Priority Claim shall receive, in full satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed Other Priority Claim, (i) Cash in an amount equal to the amount of such Allowed Other Priority Claim or (ii) such other treatment as to which the Debtor or the Responsible Person and such Claimholder shall have agreed upon in writing. On October 9, 2009, the Debtor filed notice [D.I. 1168] that it would make a distribution in October 2009 on account of certain prepetition employee benefits, principally vacation pay, in October 2009. These distributions, which have been made, reduce the amount of Other Priority Claims payable to such claimants.

Class 1 is unimpaired and holders of Other Priority Claims are not entitled to vote to accept or reject the Plan. Their votes will not be solicited and they will not receive ballots.

2. GECC Prepetition Claims (Class 2).

Class 2 consists of GECC Prepetition Claims asserted against the Debtor's Estate.

GECC Prepetition Claims are the Claims asserted by GECC itself and as agent for the lenders against the Debtor under the Pre-Petition Loan Agreement. GECC shall receive, in full satisfaction, settlement, release and discharge of, and in exchange for such Allowed GECC Prepetition Claim, (i) Cash in an amount equal to the amount of such Allowed GECC Prepetition Claims; (ii) treatment provided in the DIP Financing Agreement, DIP Financing Order, other orders of the Bankruptcy Court or applicable law or (iii) such other less favorable treatment as to which the Debtor and such holder shall have agreed upon on writing. All GECC Prepetition Claims are deemed to have been satisfied in full by the entry of the final DIP Order and the payment of any amounts required thereunder.

As set forth above, Class 2 is unimpaired. Holders of GECC Prepetition Claims will not be entitled to vote to accept or reject the Plan, their votes will not be solicited and they will not receive ballots. The Debtor believes that the GECC Prepetition Claims have been paid in full. However, GECC asserts that it may be owed certain additional contingent claims based on asserted and outstanding letters of credit. These letters of credit (collectively, the "Outstanding Letters of Credit") are in respect of the Hartford Insurance Company ($850,000) and U.S. Fire Insurance (approximately $36,000), plus a reserve in the approximate amount of $88,000. The Debtor has agreed that cash securing the letter of credit draws may be used in connection with the Outstanding Letters of Credit. GECC previously held the funds that comprise the Carve Out Reserve Fund. Pursuant to the DIP Financing Order, the Carve Out Reserve Fund has been remitted to the Debtor in trust for satisfaction of designated administrative expenses. However, GECC has retained approximately $1.5 million on account of letters of credit that have been drawn or otherwise terminated. GECC asserts that it continues to hold these proceeds based upon contingent claims. The Debtor asserts that such funds, plus interest, should be remitted to the Estate, except to the extent of the Outstanding Letters of Credit. The Debtor is in discussions with GECC regarding these issues and cannot give any assurance about the outcome. The Debtor reserves the right to modify the Plan to add clarifications to confirm the finality of certain distributions made to GECC (not including the disputed funds referenced above) or to otherwise cause GECC's claims to be unimpaired.

3. Other Secured Claims (Class 3).

Class 3 consists of Other Secured Claims asserted against the Debtor's Estate.

Other Secured Claims are Claims, other than GECC Administrative Claims and GECC Prepetition Claims, that are secured by a valid unavoidable security interest in or lien on property of the Debtor, but only to the extent of the value, as determined by the Bankruptcy Court pursuant to section 506(a) of the Bankruptcy Code, of the Estate's interest in the property of the Debtor that secures payment of such Claim, including a Consignment Claim. Subject to Article 8.H. (Setoffs and Recoupments) of the Plan, each holder of an Allowed Other Secured Claim will receive one or a combination of the following, in full satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed Other Secured Claim: (i) Cash in an amount equal to the amount of such Allowed Other Secured Claim; (ii) the collateral securing such Allowed Other Secured Claims or proceeds thereof; (iii) the sale of the Collateral securing such Allowed Other Secured Claims, with the liens to attach to the proceeds of such sale; (iv) realization of the indubitable equivalent on account of such Claims; (v) deferred cash payments totaling at least the allowed amount of such claim, of a value, as of the Effective Date, of at least the value of such holder's interest in the Estate's interest in such property or (vi) such other treatment as to which the Debtor and such Claimholder shall have agreed upon in writing (including without limitation any settlement agreement previously approved by the Bankruptcy Court). The foregoing consideration shall be determined on the later of the date that the Other Secured Claim becomes an Allowed Other Secured Claim or within sixty (60) days after the Effective Date. A separate subclass will be created for each Other Secured Claimholder or each group thereof that shares collateral (if any).

Class 3 is impaired and holders of Other Secured Claims are entitled to vote to accept or reject the Plan. Other Secured Claims include Consignment Claims held by creditors with validly perfected security interests in consigned inventory. The Debtor does not believe that any valid Consignment Claims have been filed and, in any event, estimates that the actual amount of valid Other Secured Claims will not significantly affect the Available Assets.

4. General Unsecured Claims (Class 4).

Class 4 consists of General Unsecured Claims asserted against the Debtor's Estate.

General Unsecured Claims are any Claims against the Debtor that are not Administrative Claims, GECC Prepetition Claims, Priority Tax Claims, Other Priority Claims, Other Secured Claims or Securities Subordinated Claims, provided that General Unsecured Claims shall include, without limitation, any Claim of a holder of an Other Secured Claim secured by an interest in property of the Estate to the extent the amount of such Claim exceeds the value, as determined by the Bankruptcy Court pursuant to section 506(a) of the Bankruptcy Code, in the interest in property of the Estate securing such Claim. Each holder of an allowed General Unsecured Claim will receive his, her or its Pro Rata Share of proceeds of the Available Assets as part of the Plan.

Class 4 is impaired and holders of General Unsecured Claims are entitled to vote to accept or reject the Plan. The Debtor estimates that the actual amount of valid General Unsecured Claims is approximately $75 million to $105 million in the aggregate. The amount of such unsecured claims is uncertain and depends upon the outcome of a number of disputed legal and factual issues.

There is substantial uncertainty concerning the ultimate recovery available for General Unsecured Creditors. The Debtor preliminarily estimates that the Available Assets may be in the range of approximately $4 million to $10 million. **These estimates are subject to revision in material ways and should not be considered a representation that actual outcomes will necessarily fall within this range.** There are a series of complicated relationships between the defenses and claims of the Estate and the Secured Claims, Reclamation Claims and Administrative Claims asserted by trade creditors. If the Estate succeeds on all of its defenses to such Claims, the recovery by holders of Allowed General Unsecured Claims would increase substantially and possibly fall within the higher end of the estimated range. Of course, the recovery also depends upon the Allowed Amount of the other General Unsecured Claims and a number of other factors. The ultimate recovery for holders of Allowed General Unsecured Claims is, thus, subject to substantial uncertainty.

The foregoing analysis does not include any recoveries on litigation claims, including preference actions. The Debtor made transfers of approximately $134 million during the 90 days prior to the Petition Date (not including any payroll, transfers to GECC or the Senior Secured Lenders).[6] Not all of those transfers were on account of antecedent debts, and many other transfers that were on account of antecedent debts will be subject to defenses. The Debtor has not completed its analysis of preference claims. Except as otherwise provided in the Plan or in any contract, instrument, release or agreement entered into in connection with the Plan, in accordance with section 1123(b) of the Bankruptcy Code, all claims, causes or Rights of Action that the Debtor or the Estate may have against any person or entity will be preserved, including without limitation any and all Rights of Action the Debtor, the Estate or other appropriate party in interest may assert under sections 502, 510, 522(f), 522(h), 542, 543, 544, 545, 547, 548, 549, 550, 551, 553 and 724(a) of the Bankruptcy Code; provided, however, that the Debtor or the Responsible Person may assert Preference Actions as a defense or counterclaim against a creditor party and not as affirmative relief to recover prepetition payments made by the Debtor. Subject to the preceding sentence, the Responsible Person and the Post-Effective Date Committee will jointly determine whether to bring, settle, release, compromise or enforce such claims, causes or Rights of Action, and will not be required to seek further approval of the Bankruptcy Court for such actions. The Responsible Person shall not consult with any Post-Effective Date Committee member whose Claim is the subject of a Preference Action, and such Post-Effective Date Committee member shall recuse himself or herself from any discussion with the Responsible Person with respect thereto. The Post-Effective Date Committee may investigate any Right of Action and has standing to seek permission of the Court to prosecute any Right of Action on behalf of the Debtor and the Estate if the Post-Effective Date Committee requests that the Responsible Person take such action and the Responsible Person refuses to confirm his or her intent to pursue such Right of Action, as set forth in the Plan.

5. Interests and Securities Subordinated Claims (Class 5).

Class 5 consists of Interests and Securities Subordinated Claims asserted against the Debtor's Estate.

Interests are any rights of holders of issued and outstanding shares of common stock, preferred stock or other equity securities of the Debtor in respect thereof, including all Existing Stock or any other equity securities of or ownership interests in the Debtor, including all options, warrants, call rights, puts, awards or other agreements to acquire Existing Stock or other securities in the Debtor and all rights of holders in respect thereof. Securities Subordinated Claims are all Claims against the Debtor arising from the purchase or sale of a security in the

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[6] The foregoing preference analysis is preliminary. The Debtor reserves the right to modify its position and nothing herein is or shall be deemed to be an admission or waiver of any right.

Debtor, or any Claim against the Debtor by an entity that asserts equitable or contractual rights of reimbursement, contribution or indemnification arising from such Claim.

On the Effective Date, the Existing Stock and Interests shall be cancelled. Each holder of an Interest or Securities Subordinated Claim shall not receive anything on account of such Interest or Claim. Subject to the provisions of Article 8.J. of the Plan, on the occurrence of the Effective Date, the entry of the Confirmation Order shall act as an order approving and effecting the cancellation of all shares of the capital stock of the Debtor (and all securities convertible or exercisable for or evidencing any other right in or with respect to shares of the capital stock of the Debtor) outstanding immediately prior to the Effective Date without any conversion thereof or distribution with respect thereto.

Accordingly, holders of Interests and Securities Subordinated Claims are deemed to have rejected the Plan and are not entitled to vote to accept or reject the Plan. Their votes will not be solicited and they will not receive ballots.

C. IMPLEMENTATION OF THE PLAN

1. Liquidation of Estate.

In the event that the Plan becomes effective as set forth in Article 10 of the Plan, on and after the Effective Date, the Estate shall be liquidated in accordance with the Plan, the Gottschalks Administrative Budget and applicable law, and the operations of the Debtor shall become the responsibility of the Responsible Person who shall thereafter have responsibility for the management, control and operation thereof, and who may use, acquire and dispose of property free of any restrictions of the Bankruptcy Code or the Bankruptcy Rules. Subject to further order of the Bankruptcy Court, the Responsible Person shall act as liquidating agent of and for the Estate from and after the Effective Date. The Responsible Person shall be both authorized and obligated, as agent for and on behalf of the Estate, to take any and all actions necessary or appropriate to implement the Plan or wind up the Estate in accordance with applicable law, including any and all actions necessary to (i) liquidate the Assets of the Debtor and the Estate, (ii) investigate, prosecute and, if necessary, litigate, any Right of Action on behalf of the Debtor and the Estate, (iii) defend, protect and enforce any and all rights and interests of the Debtor and the Estate, (iv) make any and all Distributions required or permitted to be made under the Plan, (v) file any and all reports, requests for relief or opposition thereto, (vi) dissolve the Debtor, terminate joint ventures, or otherwise wind up any corporate entity owned by the Debtor and the Estate and (vii) pay any and all claims, liabilities, losses, damages, costs and expenses incurred in connection therewith or as a result thereof, including all fees and expenses of his or her Professionals, the Debtor's and the Post-Effective Date Committee's Professionals accruing from and after the Confirmation Date, to the extent such payment of such amounts are included in the Gottschalks Administrative Budget, without any further application to the Bankruptcy Court. The Responsible Person shall be authorized to execute such documents and take such other action as is necessary to effectuate the Plan and perform his or her duties as liquidating agent of and for the Estate, including authorization to execute such documents and take such other action on behalf of the Debtor. The Responsible Person shall also be authorized to retain professionals and may incur any reasonable and necessary expenses (up to the amounts set forth in the Gottschalks Administrative Budget) in the performance of his or her duties as liquidating agent of and for the Estate. The Responsible Person shall report to and be subject to the oversight of the Post-Effective Date Committee as provided herein. In discharging the foregoing responsibilities, the Responsible Person and the members of the Post Effective Date Committee are entitled to exercise their business judgment. They shall not be obligated to take any action or pursue any Rights of Action unless justified in their reasonable determination by fact and law, nor shall they be obligated to take any action that could reasonably cause them personal liability. Without limiting the generality of the foregoing, the Responsible Person and the members of the Post Effective Date Committee may consider the interests of Claimholders in receiving prompt distributions and such other factors as may be reasonable in the exercise of their business judgment. The Responsible Person may, in his or her discretion following consultation with the Post-Effective Date Committee, form a liquidating trust to which any or all assets of the estate that have not been previously liquidated shall be transferred. The liquidation of the Debtor's estate may be effected pursuant to the Plan through the Liquidating Trust, which shall succeed to all the rights, privileges, duties, obligations and protections provided to the Debtor, the Estate, the Responsible Person (including without limitation such parties' respective present or former members, officers, directors, employees, advisors, attorneys, representatives, financial advisors, investment bankers or agents and any of such parties' successors and assigns) set forth in the Plan. The proceeds of any such Liquidating Trust shall be administered under the terms of the Plan.

2.   Creditors' Committee.

As noted above, the Creditors' Committee consists of consists of Liz Claiborne, Finlay Fine Jewelry Corporation, The Estee Lauder Companies, Inc., Jones Apparel Group, Inc., Alfred Dunner, Inc., The Macerich Company and GGP Limited Partnership. At the time of the Plan, the claims of all members of the Creditors' Committee were unresolved. As of the Effective Date, the Creditors' Committee will be succeeded by the Post-Effective Date Committee. See Article IV.C.4 hereof.

3.   Appointment of Responsible Person.

As part of the Plan, the Debtor seeks to appoint the Responsible Person, subject to Bankruptcy Court approval. Upon the Effective Date, the Responsible Person shall be deemed elected and appointed by all requisite action under law as the sole board-appointed officer and shareholder-appointed director for the Debtor for all purposes and in all respects, with all necessary and appropriate power to act for, on behalf of and in the name of the Debtor, with the same power and effect as if each of his or her actions in furtherance of his or her duties as responsible person and as a board-appointed officer and shareholder-appointed director for the Debtor were explicitly authorized by the appropriate board of directors or shareholders, including without limitation the power to open, close and manage bank accounts, enter into business transactions within or without the ordinary course of business and authorize and benefit from any insurance policies and rights of indemnification, commence and pursue dissolution or winding up proceedings for the Debtor, to the extent necessary or appropriate, and to take any and all actions and execute all documents and instruments as may be necessary or appropriate in connection with such dissolution, winding up, bankruptcy or insolvency proceedings, subject only to the responsibilities and requirements imposed upon the Debtor by the Plan, the Bankruptcy Code and other applicable law, with such appointment deemed effective as of the

Effective Date. The Responsible Person may be removed for Cause by order of the Bankruptcy Court following notice and a hearing, or by the Post-Effective Date Committee with or without Cause; provided, however, that if the Responsible Person is removed without Cause by the Post-Effective Date Committee, the Responsible Person shall receive, on the date that such removal becomes effective, payment in full in cash of the total compensation that would be payable to the Responsible Person pursuant to the Ambro Retention Agreement for the full term of the Ambro Retention Agreement if the Responsible Person had served for the entire term of the Ambro Retention Agreement (other than any extensions thereof), less compensation that the Responsible Person has received prior to the effective date of such removal. As used in this Article IV.C.3, "Cause" shall be a judicial determination that the Responsible Person has engaged in willful misconduct, gross negligence or fraud or has otherwise materially and substantially failed to discharge the Responsible Person's duties pursuant to the Plan, and such material and substantial failure has continued for sixty (60) days following the Responsible Person's receipt of written notice (such notice to be concurrently served on the Debtor) specifically asserting such failures. The Post-Effective Date Committee shall have standing to file an assertion of Cause and/or to seek the entry of a Bankruptcy Court order removing the Responsible Person, or remove the Responsible Person without Cause pursuant to the provisions of and subject to the payment obligation to the Responsible Person set forth in this Article IV.C.3. If the Responsible Person is removed pursuant to this Article IV.C.3, the Post-Effective Date Committee shall appoint an interim successor Responsible Person pending Bankruptcy Court approval of a successor Responsible Person and shall file a motion with the Bankruptcy Court, within thirty days following the Responsible Person's removal, requesting appointment of a successor Responsible Person, to serve as Responsible Person only upon Bankruptcy Court approval following notice and a hearing. If the Post-Effective Date Committee fails to appoint an interim successor Responsible Person and/or successor Responsible Person, then the Bankruptcy Court shall make such appointment. With respect to all conduct taken while acting in such capacity, the Responsible Person shall benefit from each and every insurance policy obtained by or for the benefit of the officers or employees of the Debtor. Such authorization and benefits shall also extend to any, each and every successor, without reservation or limitation. The Responsible Person may, in his or her discretion following consultation with the Post-Effective Date Committee, form a liquidating trust to which any or all assets of the estate that have not been previously liquidated shall be transferred. The liquidation of the Debtor's estate may be effected pursuant to the Plan through the Liquidating Trust, which shall succeed to all the rights, privileges, duties, obligations and protections provided to the Debtor, the Estate, the Responsible Person (including without limitation such parties' respective present or former members, officers, directors, employees, advisors, attorneys, representatives, financial advisors, investment bankers or agents and any of such parties' successors and assigns) set forth in the Plan. The proceeds of any such Liquidating Trust shall be administered under the terms of the Plan.

4.   Appointment of Post Effective Date Committee.

As of the Effective Date, there shall be formed a consultative group of creditor designees comprised of members of the Creditors' Committee who elect to so serve. The Responsible Person shall consult with the Post Effective Date Committee, individually or collectively, concerning major decisions in the Chapter 11 Case no less frequently than quarterly. Each member of the Post Effective Date Committee shall recuse himself or herself from consultation on any matter affecting the Claims or Causes of Action of such member of the Post Effective

Date Committee or any person or entity with which such member of the Post Effective Date Committee is in any way affiliated. The Post Effective Date Committee, and its individual members, shall not be entitled to (i) receive material protected from disclosure by the attorney/client privilege, work product doctrine or other applicable privilege, (ii) other than as otherwise set forth in the Plan, direct the Responsible Person, whose independent judgment and ability to act as set forth in the Plan is expressly preserved except as set forth therein, (iii) make contractual commitments or take any action that would bind the Debtor or the Estate or (iv) receive compensation from the Debtor or the Estate for their service as members of the Post Effective Date Committee. Distributions on account of scheduled or timely filed and allowed Claims shall not be considered compensation pursuant to this provision. Nothing set forth herein shall prohibit or limit the Responsible Person's ability to consult with creditor representatives other than the members of the Post Effective Date Committee, and the Responsible Person may consult with and seek advice from any creditors, whether individually or collectively, and in such manner that the Responsible Person deems appropriate. With respect to all conduct taken while acting in such capacity, the Post Effective Date Committee shall benefit from each and every insurance policy obtained by or for the benefit of the officers or employees of the Debtor. Such authorization and benefits shall also extend to any, each and every successor, without reservation or limitation.

As of the Effective Date, the Post-Effective Date Committee shall: (i) have the right to make and file objections to Claims and to withdraw such objections; (ii) have the right, jointly with the Responsible Person, to review and approve settlements and proposed releases or abandonment of Rights of Action by the Debtor where the amount in controversy exceeds $50,000, or the sale of the Debtor's Assets in which the gross proceeds from a sale transaction exceed $100,000. The Responsible Person or Post-Effective Date Committee, as the case may be, shall provide counsel for the other of the Post-Effective Date Committee or the Responsible Person with fifteen (15) days' written notice of any proposed settlement, release or abandonment of Rights of Action in which the amount in controversy exceeds $50,000 or sale of Assets in which the gross proceeds from a sale transaction exceed $100,000. If no objection is served on the Responsible Person or Post-Effective Date Committee, as the case may be, within fifteen (15) days of the date of such notice, the Post-Effective Date Committee or Responsible Person, as the case may be, shall be deemed to have consented to such settlement, release, abandonment or sale. The Post-Effective Date Committee and the Responsible Person will consult in good faith before selling an Asset, settling a Right of Action or filing a claim related to a Right of Action. If there is ultimately no agreement between the two, then the proponent, whether the Post-Effective Date Committee or the Responsible Person, shall have the right to ask the Bankruptcy Court to approve its proposed course of action and the Bankruptcy Court shall authorize the same if it is in the best interests of the Estate. Both the Post-Effective Date Committee and the Responsible Person shall have the same standing to bring such matters before the Bankruptcy Court after working in good faith to resolve any disagreement; and (iii) perform such additional functions as may be agreed to by the Responsible Person, are provided for in the Confirmation Order, or provided for by further Order of the Court entered after the Effective Date.

5. Liability, Indemnification.

The Responsible Person, the Post Effective Date Committee and all of their respective designees, employees or professionals or any duly designated agent or representative of the Responsible Person, the Post Effective Date Committee, or their respective employees, shall not be liable for the act or omission of any other member, designee, agent or representative of the Responsible Person or the Post Effective Date Committee, nor shall they be liable for any act or omission taken or omitted to be taken in their respective capacities, including as a board appointed officer of the Debtor, other than acts or omissions resulting from willful misconduct, gross negligence or fraud. The Responsible Person and the Post Effective Date Committee may, in connection with the performance of their functions, and in their sole and absolute discretion, consult with attorneys, accountants, financial advisors and agents, and shall not be liable for any act taken, omitted to be taken, or suffered to be done in accordance with advice or opinions rendered by such persons. Notwithstanding such authority, the Responsible Person and the Post Effective Date Committee shall not be under any obligation to consult with attorneys, accountants, financial advisors or agents, and their determination not to do so shall not result in the imposition of liability, unless such determination is based on willful misconduct, gross negligence or fraud. The Debtor and the Estate shall indemnify and hold harmless the Responsible Person and the Post Effective Date Committee and their designees and professionals, and all duly designated agents and representatives thereof (in their capacity as such), from and against and in respect of all liabilities, losses, damages, claims, costs and expenses, including, but not limited to attorneys' fees and costs arising out of or due to such actions or omissions, or consequences of their actions or omissions with respect or related to the performance of their duties or the implementation or administration of the Plan; provided, however, that no such indemnification will be made to such persons for such actions or omissions as a result of willful misconduct, gross negligence or fraud.

6. Corporate Action.

On the Effective Date, the matters under the Plan involving or requiring corporate action of the Debtor, including, but not limited to, actions requiring a vote or other approval of the board of directors or shareholders and execution of all documentation incident to the Plan, shall be deemed to have been authorized by the Confirmation Order and to have occurred and be in effect from and after the Effective Date without any further action by the Bankruptcy Court or the officers or directors of the Debtor.

7. Continued Corporate Existence; Dissolution of the Debtor.

From and after the Effective Date, the Debtor shall remain in existence for the purpose of liquidating and winding up the Estate. As soon as practicable after the liquidation and the winding up of the Estate and the completion of distributions under the Plan, the Responsible Person shall file a certificate of dissolution in the applicable state of incorporation of the Debtor and the Debtor shall dissolve and cease to exist.

8. Preservation of All Rights of Action.

Except as otherwise provided in the Plan or in any contract, instrument, release or agreement entered into in connection with the Plan, in accordance with section 1123(b) of the

Bankruptcy Code, all claims, causes or Rights of Action that the Debtor or the Estate may have against any person or entity will be preserved, including without limitation any and all Rights of Action the Debtor, the Estate or other appropriate party in interest may assert under sections 502, 510, 522(f), 522(h), 542, 543, 544, 545, 547, 548, 549, 550, 551, 553 and 724(a) of the Bankruptcy Code; provided, however, that the Debtor or the Responsible Person may assert Preference Actions as a defense or counterclaim against a creditor party and not as affirmative relief to recover prepetition payments made by the Debtor. Subject to the preceding sentence, the Responsible Person and the Post-Effective Date Committee will jointly determine whether to bring, settle, release, compromise or enforce such claims, causes or Rights of Action, and will not be required to seek further approval of the Bankruptcy Court for such actions. The Responsible Person shall not consult with any Post-Effective Date Committee member whose Claim is the subject of a Preference Action, and such Post-Effective Date Committee member shall recuse himself or herself from any discussion with the Responsible Person with respect thereto. The Post-Effective Date Committee may investigate any Right of Action and has standing to seek permission of the Court to prosecute any Right of Action on behalf of the Debtor and the Estate if the Post-Effective Date Committee requests that the Responsible Person take such action and the Responsible Person refuses to do so, as set forth in the Plan.

D. CLAIMS AND DISTRIBUTIONS

1. Gottschalks Senior Claims Reserve and Gottschalks Administrative Fund.

Prior to making any distribution on account of Allowed General Unsecured Claims, the Debtor shall establish (i) the Gottschalks Senior Claims Reserve with sufficient funds to pay all Allowed and Disputed Senior Claims to the extent such Claims are not previously paid by the Debtor and (ii) the Gottschalks Administrative Fund with sufficient funds to pay the projected costs and expenses of liquidating and administering the Estate as set forth in the Gottschalks Administrative Budget. In addition, the Responsible Person shall manage a Disputed Claims Reserve for the treatment of Disputed Claims other than Administrative Claims. The Debtor shall deposit from the Available Assets into the Disputed Claims Reserve an amount equal to the Pro Rata Share of the Distribution allocable to Disputed Claims, as if such claims were Allowed Claims. The Disputed Claims Reserve shall be held in trust by the Responsible Person for the benefit of holders of Allowed Claims whose Distributions are unclaimed and the holders of such Disputed Claims pending a determination of such claimants' entitlement thereto pursuant to the terms of this Plan. After the Effective Date, the Responsible Person shall make distributions to the holders of Allowed Senior Claims which become Allowed after the Effective Date from the Gottschalks Senior Claims Reserve. Any amounts remaining in (i) the Gottschalks Senior Claims Reserve after payment of all Allowed Senior Claims, (ii) the Disputed Claims Reserve and (iii) the Gottschalks Administrative Fund after payment of all costs and expenses of liquidating and administering the Estate shall be distributed to the holders of other Claims as soon as practicable and in accordance with the provisions of the Plan.

2. Responsible Person as Disbursing Agent.

Prior to making any distribution on account of Allowed General Unsecured Claims, the Debtor shall establish (i) the Gottschalks Senior Claims Reserve with sufficient funds to pay all Allowed and Disputed Senior Claims to the extent such Claims are not previously paid by the

Debtor and (ii) the Gottschalks Administrative Fund with sufficient funds to pay the projected costs and expenses of liquidating and administering the Estate as set forth in the Gottschalks Administrative Budget. In addition, the Responsible Person shall manage a Disputed Claims Reserve for the treatment of Disputed Claims other than Administrative Claims. The Debtor shall deposit from the Available Assets into the Disputed Claims Reserve an amount equal to the Pro Rata Share of the Distribution allocable to Disputed Claims, as if such claims were Allowed Claims. The Disputed Claims Reserve shall be held in trust by the Responsible Person for the benefit of holders of Allowed Claims whose Distributions are unclaimed and the holders of such Disputed Claims pending a determination of such claimants' entitlement thereto pursuant to the terms of this Plan. After the Effective Date, the Responsible Person shall make distributions to the holders of Allowed Senior Claims which become Allowed after the Effective Date from the Gottschalks Senior Claims Reserve. Any amounts remaining in (i) the Gottschalks Senior Claims Reserve after payment of all Allowed Senior Claims, (ii) the Disputed Claims Reserve and (iii) the Gottschalks Administrative Fund after payment of all costs and expenses of liquidating and administering the Estate shall be distributed to the holders of other Claims as soon as practicable and in accordance with the provisions of the Plan.

3.   Time and Manner of Distributions.

Except as otherwise provided in the Plan or ordered by the Bankruptcy Court, distributions with respect to Claims that, on the Effective Date, are Allowed Claims, shall be made on or as promptly as practicable after the Effective Date. Distributions with respect to or as a result of Claims that become Allowed Claims after the Effective Date shall be made as soon as practicable after such Claim becomes an Allowed Claim subject to the other terms of the Plan. At the option of the Responsible Person, monetary distributions may be made in Cash, by wire transfer or by a check drawn on a domestic bank. Notwithstanding any other provision hereof, if any portion of a Claim is a Disputed Claim, no payment or distribution shall be made to the holder on account of such portion of the Claim that constitutes a Disputed Claim unless and until such Disputed Claim becomes Allowed. Nothing contained herein, however, shall be construed to prohibit or require payment or distribution on account of any undisputed portion of a Claim and, when only a portion of a Claim is disputed, interim or partial distributions may be made with respect to the portion of such Claim that is not disputed, in the discretion of the Responsible Person following consultation with the Post-Effective Date Committee. The Responsible Person is not obligated to make a final Distribution if, in consultation with the Post-Effective Date Committee, he or she determines that there are insufficient Available Assets to make a cost-efficient Distribution, taking into account the size of the Distribution to be made and the number of recipients of such Distribution, in which event such funds, in the Responsible Person's discretion following consultation with the Post-Effective Date Committee, will be donated to a reputable charitable organization.

4.   Delivery of Distributions.

Except as otherwise provided in the Plan, Distributions to Allowed Claimholders shall be made by the Responsible Person or the appropriate Servicers (a) at the addresses set forth on the proofs of claim filed by such Claimholders (or at the last known addresses of such Claimholder if no motion requesting payment or proof of claim is filed or the Debtor has been notified in writing of a change of address), (b) at the addresses set forth in any written notices of address changes delivered to the Responsible Person after the date of any related proof of claim, (c) at the addresses reflected in the Schedules if no proof of claim has been filed and the Responsible Person has not received a written notice of a change of address or (d) in the case of a Claimholder whose Claim is governed by an agreement or administered by a Servicer, at the addresses contained in the official records of such Servicer.

5. Undeliverable Distributions.

If a Claimholder's distribution is returned as undeliverable, no further distributions to such Claimholder shall be made unless and until the Responsible Person or the appropriate Servicer is notified of such Claimholder's then current address, at which time all missed distributions shall be made to such Claimholder without interest. Amounts in respect of undeliverable distributions shall be returned to the Responsible Person until such distributions are claimed. All funds or other undeliverable distributions returned to the Responsible Person and not claimed within six (6) months of return shall be with respect to Claims in Class 4 distributed to the other creditors of Class 4 in accordance with the provisions of the Plan applicable to distributions to that Class.

6. Claims Administration Responsibility.

(a) Reservation of Rights to Object to Claims.

Unless a Claim is specifically Allowed pursuant to or under the Plan, or otherwise Allowed prior to or after the Effective Date, the Debtor, the Responsible Person and the Post-Effective Date Committee reserve any and all objections to any and all Claims and motions or requests for the payment of Claims, whether administrative expense, secured or unsecured, including without limitation any and all objections to the validity or amount of any and all alleged Administrative Claims, Priority Tax Claims, Other Priority Claims, Other Secured Claims, liens and security interests, whether under the Bankruptcy Code, other applicable law or contract. The Debtor's failure to object to any Claim in the Chapter 11 Case shall be without prejudice to the Responsible Person's and/or the Post-Effective Date Committee's right to contest or otherwise defend against such Claim in the Bankruptcy Court when and if such Claim is sought to be enforced by the holder of the Claim.

(b) Objections to Claims.

Prior to the Effective Date, the Debtor shall be responsible for pursuing any objection to the allowance of any Claim. From and after the Effective Date, the Responsible Person (and, to the extent set forth herein, the Post-Effective Date Committee) will retain responsibility for administering, disputing, objecting to, compromising or otherwise resolving and making distributions (if any) with respect to all Claims. Unless otherwise provided in the Plan or ordered by the Bankruptcy Court, all objections to Claims will be filed and served not later than 180 days after the Effective Date, provide that the Debtor or the Responsible Person (following consultation with the Post-Effective Date Committee) may request (and the Bankruptcy Court may grant) an extension of time by filing a motion with the Bankruptcy Court, based on a reasonable exercise of his or her business judgment.

(c)   Filing Claims Objections.

An objection to a Claim shall be deemed properly served on the Claimholder if the Debtor, the Responsible Person or the Post-Effective Date Committee effect service by any of the following methods: (i) in accordance with Federal Rule of Civil Procedure 4, as modified and made applicable by Bankruptcy Rule 7004; (ii) to the extent counsel for a Claimholder is unknown, by first class mail, postage prepaid, on the signatory on the proof of claim or interest or other representative identified on the proof of claim or interest or any attachment thereto or (iii) by first class mail, postage prepaid, on any counsel that has appeared on the behalf of the Claimholder in the Chapter 11 Case.

(d)   Determination of Claims.

Except as otherwise agreed by the Debtor, any Claim as to which a proof of claim or motion or request for payment was timely filed in the Chapter 11 Case may be determined and liquidated pursuant to (i) an order of the Bankruptcy Court or (ii) applicable non-bankruptcy law (which determination has not been stayed, reversed or amended and as to which determination (or any revision, modification or amendment thereof) the time to appeal or seek review or rehearing has expired and as to which no appeal or petition for review or rehearing was filed or, if filed, remains pending), and shall be deemed in such liquidated amount and satisfied in accordance with the Plan. Nothing contained in this Article shall constitute or be deemed a waiver of any claim, right, or Rights of Action that the Debtor or the Responsible Person may have against any Person in connection with or arising out of any Claim or Claims, including without limitation any rights under Section 157(b) of title 28 of the United States Code

7.   Procedures for Treating and Resolving Disputed and Contingent Claims.

(a)   Claim Estimation.

The Debtor or the Responsible Person (following consultation with the Post-Effective Date Committee) may request estimation or limitation of any Disputed Claim that is contingent or unliquidated pursuant to section 502(c) of the Bankruptcy Code; provided, however, that the Bankruptcy Court shall determine (i) whether such Disputed Claims are subject to estimation pursuant to section 502(c) of the Bankruptcy Code and (ii) the timing and procedures for such estimation proceedings, if any. The Responsible Person shall not consult with any Post-Effective Date Committee member whose Claim is the subject of a request for estimation or limitation, and such Post-Effective Date Committee member shall recuse himself or herself from any discussion with the Responsible Person with respect thereto.

8.   Allowance of Claims Subject to Section 502(d) of the Bankruptcy Code.

Allowance of Claims will be in all respects subject to the provisions of section 502(d) of the Bankruptcy Code.

9. No Interest On Claims.

Unless otherwise specifically provided for in the Plan, Confirmation Order or a postpetition agreement in writing between the Debtor and a Claimholder, postpetition interest shall not accrue or be paid on Claims, and no Claimholder shall be entitled to interest accruing on or after the Petition Date on any Claim. In addition, and without limiting the foregoing, interest shall not accrue on or be paid on any Disputed Claim in respect of the period from the Effective Date to the date a final distribution is made when and if such Disputed Claim or becomes an Allowed Claim.

E. TREATMENT OF EXECUTORY CONTRACTS AND UNEXPIRED LEASES

Except as otherwise provided in the Plan, each executory contract and unexpired lease as to which any of the Debtor is a party, including without limitation (y) any guaranties by the Debtor with respect to real estate leases and businesses of the Debtor, and (z) any obligations under leases assigned or subleased by the Debtor prior to the Petition Date (or agreements providing for the guarantee of the payment of rent or performance thereunder), shall be deemed automatically rejected in accordance with the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code on the Effective Date, unless such executory contract or unexpired lease (i) shall have been previously assumed by the Debtor by order of the Bankruptcy Court, (ii) is the subject of a motion to assume pending on or before the Effective Date or (iii) is otherwise assumed pursuant to the terms of the Plan including, without limitation that certain Schedule of Assumed Contracts set forth as Exhibit B to the Plan.

Entry of the Confirmation Order by the Bankruptcy Court shall constitute approval of the rejections contemplated by the Plan pursuant to sections 365 and 1123 of the Bankruptcy Code as of the Effective Date. Notwithstanding anything contained herein or in the Plan to the contrary, the Plan shall constitute a motion to assume the executory contracts set forth in Exhibit B to the Plan. Subject to the occurrence of the Effective Date, the entry of the Confirmation Order shall constitute approval of such assumption pursuant to section 365(a) of the Bankruptcy Code and a finding by the Bankruptcy Court that each such assumption is in the best interest of the Debtor, the Estate and all parties in interest in the Chapter 11 Case. Unless otherwise determined by the Bankruptcy Court pursuant to a Final Order or agreed to by the parties thereto prior to the Effective Date, no payments are required to cure any defaults of the Debtor existing as of the Confirmation Date with respect to each such executory contract set forth in Exhibit B to the Plan. To the extent that the Bankruptcy Court determines otherwise with respect to any executory contract, the Debtor reserves the right to seek rejection of such executory contract or seek other available relief. The Estate reserves the right to assert that any property interest is an Asset of the Estate (including any limited partnership owned by the Debtor or the Estate) and is not subject to assumption or rejection as an executory contract. Provided however, to the extent that the Debtor's Park 41 Interest and rights related thereto are deemed an executory contract under the Park 41 Partnership Agreement, the Debtor hereby assumes the Park 41 Partnership Agreement on the terms applicable to Assumed Contracts set forth on Exhibit B to the Plan.

Claims arising from the rejection of any executory contract or unexpired lease (including claims under section 365(d)(3) of the Bankruptcy Code) will be forever barred and will not be enforceable against the Debtor or the Estate or such entities' properties unless a proof of claim asserting such Claim is filed with the Bankruptcy Court and served on the Debtor within thirty (30) days after the Effective Date or such earlier date previously set by order of the Bankruptcy Court. Unless otherwise ordered by the Bankruptcy Court, all such Claims arising from the rejection of executory contracts shall be treated as General Unsecured Claims under the Plan.

To the extent that any or all of the insurance policies set forth on Exhibit A to the Plan are considered to be Executory Contracts, then notwithstanding anything contained in the Plan to the contrary, the Plan shall constitute a motion to assume the insurance policies set forth on Exhibit A thereto. Subject to the occurrence of the Effective Date, the entry of the Confirmation Order shall constitute approval of such assumption pursuant to section 365(a) of the Bankruptcy Code and a finding by the Bankruptcy Court that each such assumption is in the best interest of the Debtor, the Estate and all parties in interest in the Chapter 11 Case. Unless otherwise determined by the Bankruptcy Court pursuant to a Final Order or agreed to by the parties thereto prior to the Effective Date, no payments are required to cure any defaults of the Debtor existing as of the Confirmation Date with respect to each such insurance policy set forth on Exhibit A to the Plan. To the extent that the Bankruptcy Court determines otherwise with respect to any insurance policy, the Debtor reserve the right to seek rejection of such insurance policy or other available relief. The Plan shall not affect contracts that have been assumed and assigned by order of the Bankruptcy Court prior to the Confirmation Date.

F. CANCELLATION OF NOTES AND INSTRUMENTS

On the Effective Date, (a) the Existing Stock, Interests and any other note, bond, indenture, or other instrument or document evidencing or creating any indebtedness or obligation of or ownership interest in the Debtor will be cancelled and (b) the obligations of, Claims against, and/or Interests in the Debtor under, relating, or pertaining to any agreements, indentures, certificates of designation, bylaws, or certificate or articles of incorporation or similar documents governing the Existing Stock, Interests and any other note, bond, indenture, or other instrument or document evidencing or creating any indebtedness or obligation of the Debtor will be released and discharged, and the holders thereof shall have no rights against the Debtor, the Responsible Person or the Estate, and such instruments shall evidence no such rights, except the right to receive the distributions provided for in the Plan.

The Debtor's certificates of incorporation will include a provision prohibiting the issuance of any non-voting equity securities, and will otherwise comply with sections 1123(a)(6) and (7) of the Bankruptcy Code. The charter will further provide for the issuance of one share of stock. This share will be issued to the Responsible Person, who will hold such share in trust for the benefit of the holders of Allowed Claims. The Responsible Person shall have the ability to vote the Debtor's post-Effective Date Interests through his or her possession and voting control of the post-Effective Date stock.

As a condition precedent to receiving any distribution on account of its Allowed Claims, each Holder of a Senior Subordinated Note Claim shall be deemed to have surrendered the certificates or other documentation underlying each such Claim, and all such surrendered certificates and other documentation shall be deemed canceled, except to the extent otherwise provided herein.

G.   CONDITIONS TO EFFECTIVENESS

The Plan will not become effective unless and until each of the following conditions has been satisfied in full in accordance with the provisions specified below:

(a)   The Bankruptcy Court shall have approved by Final Order a disclosure statement with respect to the Plan in form and substance acceptable to the Debtor and the Creditors' Committee in their sole and absolute discretion.

(b)   The Confirmation Order shall be in form and substance acceptable to the Debtor and the Creditors' Committee in their sole and absolute discretion.

(c)   The Confirmation Order shall have been entered by the Bankruptcy Court and shall not subject to any stay of effectiveness, the Confirmation Date shall have occurred and no request for revocation of the Confirmation Order under section 1144 of the Bankruptcy Code shall have been made, or, if made, shall remain pending.

(d)   The Effective Date shall occur by no later than May 1, 2010.

If after the Confirmation Order is entered, each of the conditions to effectiveness has not been satisfied or duly waived on or by forty-five (45) after the Confirmation Date, then upon motion by the Debtor or the Creditors' Committee, the Confirmation Order may be vacated by the Bankruptcy Court; provided, however, that notwithstanding the filing of such a motion, the Confirmation Order shall not be vacated if each of the conditions to effectiveness is either satisfied or duly waived before the Bankruptcy Court enters an order granting the relief requested in such motion. As used in the preceding sentence, a condition to effectiveness may only be waived by a writing executed by the Debtor.

H.   POST-CONFIRMATION ISSUES

1.   Conversion or Dismissal.

(a)   General.

The Plan provides that if the Confirmation Order is vacated, the Plan will be null and void in all respects and nothing contained therein will (i) constitute a waiver or release of any Claims against or Interests in the Debtor, (ii) prejudice in any manner the rights of the holder of any Claim against or Interest in the Debtor or (iii) prejudice in any manner the rights of the Debtor in the Chapter 11 Case.

2.   Payment of Statutory Fees.

All fees payable through the Effective Date pursuant to section 1930 of Title 28 of the United States Code shall be paid on or before the Effective Date. All fees payable after the Effective Date pursuant to section 1930 of Title 28 of the United States Code shall be paid by the Responsible Person out of the Assets of the Estate.

3. Injunction and Stays.

The Plan provides that, except as otherwise expressly provided in the Plan or in the Confirmation Order, and except in connection with the enforcement of the terms of the Plan or any documents provided for or contemplated in the Plan, all entities who have held, hold or may hold Claims against or Interests in the Debtor or the Estate that arose prior to the Effective Date are permanently enjoined from: (a) commencing or continuing in any manner, directly or indirectly, any action or other proceeding of any kind against the Debtor, the Responsible Person or the Estate, or any property of the Debtor, the Responsible Person or the Estate, with respect to any such Claim or Interest; (b) the enforcement, attachment, collection or recovery by any manner or means, directly or indirectly, of any judgment, award, decree, or order against the Debtor, the Responsible Person or the Estate, or any property of the Debtor, the Responsible Person or the Estate, with respect to any such Claim or Interest; (c) creating, perfecting or enforcing, directly or indirectly, any Lien or encumbrance or any kind against the Debtor, the Responsible Person or the Estate, or any property of the Debtor, the Responsible Person or the Estate, with respect to any such Claim or Interest; (d) asserting, directly or indirectly, any setoff, or recoupment of any kind against any obligation due the Debtor, the Responsible Person, or the Estate, or any property of the Debtor, the Responsible Person or the Estate, with respect to any such Claim or Interest; and (e) any act, in any manner, in any place whatsoever, that does not conform to or comply with the provisions of the Plan with respect to such Claim or Interest. Without limiting the foregoing, the automatic stay provided under Bankruptcy Code Section 362(a) shall remain in effect. Nothing contained in this provision shall prohibit the holder of a timely-filed proof of Claim or Interest from litigating its right to seek to have such Claim or Interest declared an Allowed Claim or Interest and paid in accordance with the distribution provisions of the Plan, or enjoin or prohibit the interpretation or enforcement by the holder of such Claim or Interest of any of the obligations of the Debtor or the Responsible Person under the Plan. The Confirmation Order shall also constitute an injunction enjoining any Person from enforcing or attempting to enforce any Right of Action against any present or former shareholder, director, officer, employee, attorney or agent of the Debtor based on, arising from or related to any failure to pay, or make provision for payment of, any amount payable with respect to any Priority Tax Claim on which the payments due under Article 3.F. of the Plan have been made or are not yet due under Article 3.F. of the Plan.

4. Terms of Injunctions or Stays.

The Plan provides that, unless otherwise provided in the Plan or in the Confirmation Order, all injunctions or stays provided for in the Chapter 11 Case under section 105 or 362 of the Bankruptcy Code, the Plan, or otherwise, and extant on the Confirmation Date, shall remain in full force and effect until the later of (i) closing of the Chapter 11 Case or (ii) the dissolution of all of the Debtor.

5. Exculpation and Limitation of Liability.

The Plan provides that none of the Debtor, the Creditors' Committee in its capacity as such, the Post-Effective Date Committee in its capacity as such, or any of their respective current or former members, officers, directors, employees, advisors, professionals or agents shall have or incur any liability to any Claimholder or Interestholder for any postpetition act or omission in connection with, related to, or arising out of, the Debtor's Chapter 11 Case, the pursuit of confirmation of the Plan, the consummation of the Plan or the administration of the Plan or the property to be distributed under the Plan, except for willful misconduct or gross negligence, and, in all respects, the Debtor, the Creditors' Committee in its capacity as such, the Post-Effective Date Committee in its capacity as such and each of their respective current or former members, officers, directors, employees, advisors, professionals and agents shall be entitled to rely upon the advice of counsel with respect to their duties and responsibilities under the Plan. The Debtor believe that the foregoing is consistent with the standard of liability that applies in these cases. However, the Debtor also reserve the right to modify the foregoing exculpation provisions based on further review and/or determination of the Bankruptcy Court.

I.   SETOFFS AND RECOUPMENTS

The Responsible Person (following consultation with the Post-Effective Date Committee) may, but shall not be required to, set off against or recoup from the payments to be made pursuant to the Plan with respect to any Claim, and the payments or other distributions to be made pursuant to the Plan in respect of such Claim, claims of any nature whatsoever that the Debtor may have against such Claimholder; provided, however, that neither the failure to do so nor the allowance of any Claim hereunder shall constitute a waiver or release by the Debtor or the Responsible Person of any such claim that the Debtor or the Responsible Person may have against such Claimholder. The Responsible Person shall not consult with any Post-Effective Date Committee member whose Claim is the subject of a setoff or recoupment, and such Post-Effective Date Committee member shall recuse himself or herself from any discussion with the Responsible Person with respect thereto.

J.   WITHHOLDING TAXES

The Responsible Person shall be entitled to deduct any federal, state or local withholding taxes from any payments under the Plan. As a condition to making any distribution under the Plan, the Responsible Person may require that the holder of an Allowed Claim provide such holder's taxpayer identification number and such other information and certification as the Responsible Person may deem necessary to comply with applicable tax reporting and withholding laws.

K.   RETENTION OF JURISDICTION

The Bankruptcy Court will retain jurisdiction to the extent granted by applicable law, including any provisions permitting mandatory or discretionary withdrawal of such jurisdiction, over the Chapter 11 Case pursuant to the Bankruptcy Code and Article 11.A. of the Plan, including but not limited to jurisdiction over liquidation and recovery of the Debtor's assets, objections to Claims, motions pertaining to the assumption or rejection of executory contracts and unexpired leases, adversary proceedings and contested matters, proceedings under sections 346, 505 and 1146 of the Bankruptcy Code, implementation of the Plan, including objections by parties in interest, all modifications and amendments to the Plan and applications for fees and expenses of professionals and all assigned Rights of Action. Furthermore, nothing in the Plan will limit the jurisdiction granted to the Bankruptcy Court under the Bankruptcy Code.

V.   FINANCIAL INFORMATION

A.   STATUS OF ASSET DISPOSITION PROCESS; CURRENT CASH POSITION

The Debtor filed for bankruptcy under chapter 11 of the Bankruptcy Code on January 14, 2009. The unaudited financial statements of the Debtor for the fiscal year ended January 31, 2009 is attached hereto as Exhibit B. As described above, the Debtor continued to operate its business from the Petition Date through closing of the sale of substantially all of its assets to a consortium comprised of Great American Group, LLC, Hudson Capital Partners, LLC, SB Capital Group, LLC and Tiger Capital Group, LLC on March 30, 2009. The Debtor's unaudited financial statement for the period commencing February 1, 2009 and ending July 31, 2009 is attached hereto as Exhibit C.

The Debtor's total cash on hand as of October 3, 2009 was approximately $13.9 million. The Debtor also has certain accounts receivable and expect additional proceeds from Bankruptcy Court approved asset sales. Moreover, as set forth herein, the Debtor believes that it is entitled to significant amounts currently held by GECC. Such funds will be used to satisfy Administrative Claims, Priority Claims and Secured Claims prior to any distribution on account of allowed General Unsecured Claims.

B.   PROJECTED AVAILABLE ASSETS

The Debtor preliminarily estimates that the Available Assets may be in the range of approximately $4 million to $10 million. **These estimates are subject to revision in material ways and should not be considered a representation that actual outcomes will necessarily fall within this range.** The foregoing estimates do not include any recovery on litigation claims, including preference actions, which will be reserved under the Plan as set forth therein. The Available Assets will ultimately be determined based on a number of factors that cannot be known at this time.

C.   DESCRIPTION OF ASSETS AND LITIGATION

The following is a description of the Debtor's material assets to be liquidated and the litigation to be distributed to creditors, as well as the risks associated with realizing on those assets. The following description is for disclosure purposes only and is not a prediction or opinion of any kind regarding such litigation.

1.   Asset Sale Proceeds.

As set forth above, the Debtor received significant proceeds from the sale of its assets, and will distribute such proceeds to creditors pursuant to the terms of the Plan. The Debtor is continuing to market its remaining owned real property, located in Bakersfield, Eureka and Madera, its partnership interest related to commercial real estate located in Fresno, California, in which the Debtor's corporate headquarters is currently located, and its leasehold interest in its corporate headquarters. The Debtor is presently uncertain of the amount that it will realize from the sale of these assets. Additional proceeds of $20,000 to $30,000 may be achieved through the license of certain private label credit card account holder names for the Debtor's non-California customers.

2.   Estate Litigation.

Except as otherwise provided in the Plan or in any contract, instrument, release or agreement entered into in connection with the Plan, in accordance with section 1123(b) of the Bankruptcy Code, all claims, causes or Rights of Action that the Debtor or the Estate may have against any person or entity will be preserved, including without limitation any and all Rights of Action the Debtor, the Estate or other appropriate party in interest may assert under sections 502, 510, 522(f), 522(h), 542, 543, 544, 545, 547, 548, 549, 550, 551, 553 and 724(a) of the Bankruptcy Code; provided, however, that the Debtor or the Responsible Person may assert Preference Actions as a defense or counterclaim against a creditor party and not as affirmative relief to recover prepetition payments made by the Debtor. Subject to the preceding sentence, the Responsible Person and the Post-Effective Date Committee will jointly determine whether to bring, settle, release, compromise or enforce such claims, causes or Rights of Action, and will not be required to seek further approval of the Bankruptcy Court for such actions. The Responsible Person shall not consult with any Post-Effective Date Committee member whose Claim is the subject of a Preference Action, and such Post-Effective Date Committee member shall recuse himself or herself from any discussion with the Responsible Person with respect thereto. The Post-Effective Date Committee may investigate any Right of Action and has standing to seek permission of the Court to prosecute any Right of Action on behalf of the Debtor and the Estate if the Post-Effective Date Committee requests that the Responsible Person take such action and the Responsible Person refuses to confirm his or her intent to pursue such Right of Action within fifteen (15) days following written receipt of the Post-Effective Date Committee's express and detailed request, as set forth in the Plan.

The Debtor has identified payments made during the 90 days prior to the Petition Date. The Debtor has not fully analyzed these claims or applicable defenses, if any. It cannot be determined at this time how much, if any, of the potentially preferential payments will ultimately be recovered for the benefit of the Estate.

The Debtor has also identified overpayments made to certain landlords and trade vendors, and have further identified credit balances and other amounts owing to the Debtor by certain landlords, trade vendors and other parties. The Debtor has not analyzed whether such claims are subject to defenses, and it cannot be determined at this time how much, if any, will be recovered for the benefit of the Estate if such claims are pursued.

VI.   CERTAIN FACTORS TO BE CONSIDERED REGARDING THE PLAN

Holders of Claims against the Debtor should read and consider carefully the factors set forth below, as well as the other information set forth in this Disclosure Statement (and the documents delivered together herewith and/or incorporated by reference), prior to voting to accept or reject the Plan. These risk factors should not, however, be regarded as constituting the only risks involved in connection with the Plan and its implementation.

THE DEBTOR MAKES NO REPRESENTATION CONCERNING THE ACCURACY OF THE PROJECTED FINANCIAL INFORMATION OR THE ABILITY

TO ACHIEVE THE PROJECTED RESULTS. MANY OF THE ASSUMPTIONS ON WHICH THEIR PROJECTIONS ARE BASED ARE SUBJECT TO SIGNIFICANT ECONOMIC UNCERTAINTIES. IT IS LIKELY THAT SOME ASSUMPTIONS WILL NOT MATERIALIZE BECAUSE OF UNANTICIPATED EVENTS AND CIRCUM-STANCES. ACCORDINGLY, THE ACTUAL RESULTS ACHIEVED ARE LIKELY TO VARY FROM THE PROJECTED RESULTS. THE VARIATIONS MAY BE MATERIAL AND ADVERSE OR POSITIVE.

THE DEBTOR DOES NOT ANTICIPATE AT THIS TIME THAT IT WILL UPDATE THESE PROJECTIONS AT THE HEARING ON CONFIRMATION OF THE PLAN OR OTHERWISE MAKE SUCH PROJECTIONS PUBLIC.

Moreover, a portion of the property to be distributed to creditors pursuant to the Plan includes litigation claims. In addition to the risks described above, in general, the outcome of such litigation is impossible to predict. It is possible that the Estate may recover nothing at all on account of such litigation. The risks in such litigation include, but are not limited to, those associated with defenses and counter-claims of opposing parties to the litigation, the delay and expense associated with discovery and trial of factually intensive and complex disputes, the additional delay and expense inherent in appellate review, difficulties in pursuing claims pertaining to the Debtor because the Debtor is no longer operating its business, the diminishing availability of the Debtor's former employees to serve as witnesses because they have moved from the geographic area or have otherwise become unavailable, the impossibility of predicting judicial outcomes and difficulty in collecting favorable judgments.

A. BANKRUPTCY CONSIDERATIONS

An objection to confirmation of the Plan could prevent confirmation or delay confirmation for a significant period of time. In such case, the Effective Date may not occur and payments to creditors may not commence for several months. In addition, if the Plan is not confirmed, the case may be converted to a case under chapter 7, in which event the Debtor believes that creditor recoveries will be substantially diminished.

The Debtor believes that the Effective Date should occur within sixty (60) days following the entry of the Confirmation Order, although there can be no assurance that each of the conditions to the Effective Date will be satisfied by then.

B. OVERALL RISKS TO RECOVERY BY HOLDERS OF CLAIMS

In addition to the risks described above, the ultimate recovery under the Plan to holders of Claims depends upon the ability of the Responsible Person to realize the maximum value of the assets of the Estate and the ability to realize a favorable litigation outcome or settlement of litigation. It is extremely difficult to value litigation and, as discussed above, litigation outcomes cannot be predicted. Also, as discussed above, the assets of the Debtor remaining to be recovered are subject to certain contingencies and other restrictions.

C. RISKS REGARDING THE AMOUNT OF SENIOR CLAIMS; OPERATING EXPENSES

The Debtor's projections assume that there are no unpaid GECC Obligations on the Effective Date. GECC is currently holding approximately $1.9 million, based upon GECC's assertion that there may be unspecified contingent and unliquidated claims. As discussed herein, the Debtor provides no assurance that any amounts will be recovered from GECC. Moreover, the bar date for filing requests for payment of certain Administrative Claims (principally professional fees and expenses and certain other claims) will not occur until after entry of the Confirmation Order. The Debtor anticipates that additional Administrative Claims will be filed. As noted elsewhere in this Disclosure Statement, there are numerous contingencies and variable factors that will affect the value of the Available Assets and, therefore, the recovery for creditors.

In addition, the projections assume that the Effective Date will occur on or before March 1, 2010. If the Effective Date is delayed as a result of litigation concerning confirmation of the Plan or otherwise, the Debtor will likely incur additional operational expenses and professional fees.

VII. CERTAIN FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN

The following discussion summarizes certain federal income tax consequences of the Plan to the Debtor, and to holders of General Unsecured Claims and Interests and Securities Subordinated Claims. This summary does not address the federal income tax consequences to holders whose claims are paid in full in cash or which are otherwise unimpaired under the Plan (i.e., Allowed Administrative Claims, GECC Prepetition Claims, Other Priority Claims, Priority Tax Claims and Other Secured Claims).

This summary is based on the Internal Revenue Code of 1986, as amended (the "IRC"), the Treasury Regulations promulgated and proposed thereunder (the "Regulations"), judicial decisions, and published administrative rulings and pronouncements of the Internal Revenue Service (the "IRS") currently in effect. These authorities are all subject to change, possibly with retroactive effect, and any such change could alter or modify the federal income tax consequences described below.

This summary does not address foreign, state or local income tax consequences, or any estate or gift tax consequences of the Plan, nor does it purport to address the federal income tax consequences of the Plan to special classes of taxpayers (such as foreign companies, nonresident alien individuals, S corporations, banks, mutual funds, insurance companies, financial institutions, small business investment companies, regulated investment companies, investors in pass-through entities, broker-dealers and tax-exempt organizations). Accordingly, this summary should not be relied upon for purposes of determining the specific tax consequences of the Plan with respect to a particular holder of a Claim or Interest.

Due to the possibility of changes in law, differences in the nature of various Claims, differences in individual Claim or Interest holders' methods of accounting, and the potential for disputes as to legal and factual matters, the federal income tax consequences described herein are subject to significant uncertainties. No ruling has been applied for or obtained from the IRS, and no opinion of counsel has been requested or obtained by the Debtor with respect to any of the tax aspects of the Plan.

THE TAX CONSEQUENCES TO HOLDERS OF CLAIMS OR INTERESTS MAY VARY BASED UPON THE INDIVIDUAL CIRCUMSTANCES OF EACH SUCH HOLDER. THIS DISCUSSION DOES NOT CONSTITUTE TAX ADVICE OR A TAX OPINION CONCERNING THE MATTERS DESCRIBED. THERE CAN BE NO ASSURANCE THAT THE INTERNAL REVENUE SERVICE WILL NOT CHALLENGE ANY OR ALL OF THE TAX CONSEQUENCES DESCRIBED HEREIN, OR THAT SUCH A CHALLENGE, IF ASSERTED, WOULD NOT BE SUSTAINED. ACCORDINGLY, EACH HOLDER OF A CLAIM OR INTEREST IS STRONGLY URGED TO CONSULT WITH HIS, HER OR ITS OWN TAX ADVISOR REGARDING THE FEDERAL, STATE, LOCAL, FOREIGN OR OTHER TAX CONSEQUENCES OF THE PLAN.

A. FEDERAL INCOME TAX CONSEQUENCES TO THE DEBTOR

1. Overview of Current Year Tax Position and NOLs.

In general, although the Debtor is still analyzing its results from operations, it expects to have substantial current year losses and net operating loss carryforwards ("NOLs"). As a result of these NOLs and the exclusion from taxation of any cancellation of indebtedness ("COD") income in connection with a bankruptcy case, the Debtor does not expect to incur any substantial tax liability as a result of implementation of the Plan.

Moreover, the NOLs will reduce or offset income from the sale of the Debtor's assets. The Debtor is unable to predict whether NOLs will be remaining following application against COD income and amounts realized from the sale of substantially all of its assets, and whether any such NOLs may be monetized. The Responsible Person, pursuant to Article 6 of the Plan, shall determine whether the Estate can monetize the value of the remaining NOLs for distribution to creditors in accordance with the provisions of the Plan.

2. Cancellation of Indebtedness.

The IRC provides that a debtor in a chapter 11 bankruptcy case must reduce certain of its tax attributes by the amount of any COD income that is realized as a result of the bankruptcy plan, instead of recognizing the income. COD income is the excess of the amount of a taxpayer's indebtedness that is discharged over the amount or value of the consideration exchanged therefor.

Tax attributes that are subject to reduction include net operating losses, capital losses, loss carryovers, certain tax credits and, subject to certain limitations, the tax basis of property. The reduction of tax attributes occurs after the determination of the Debtor's tax for the taxable year in which the COD income is realized. It is expected that the Debtor's NOLs will absorb all or substantially all of the COD income realized as a result of the implementation of the Plan.

3. Alternative Minimum Tax.

The Debtor believes that current year losses will be sufficient to eliminate all or substantially all alternative minimum taxable income of the Debtor. As a result, the Debtor does not anticipate having any alternative minimum tax liability for fiscal 2010 as a result of the transactions that occur upon confirmation of the Plan.

B. FEDERAL INCOME TAX CONSEQUENCES TO HOLDERS OF GENERAL UNSECURED CLAIMS

In accordance with the Plan, each holder of a General Unsecured Claim (such holders are referred to in this section as "General Unsecured Creditors") shall be entitled to receive his, her or its Pro Rata Share of the proceeds of Available Assets. Each holder of a General Unsecured Claim will recognize gain or loss upon receipt of such Pro Rata Share equal to the difference between the "amount realized" by such creditor and such creditor's adjusted tax basis in his, her or its Claim. The amount realized is equal to the value of such creditor's Pro Rata Share of the proceeds of Available Assets. Any gain or loss realized by a General Unsecured Creditor should constitute ordinary income or loss to such creditor unless such Claim is a capital asset. If a Claim is a capital asset, and it has been held for more than one year, such creditor will realize long term capital gain or loss.

The tax consequences to General Unsecured Creditors will differ and will depend on factors specific to each such creditor, including but not limited to: (i) whether the General Unsecured Creditor's Claim (or a portion thereof) constitutes a Claim for principal or interest, (ii) the origin of the General Unsecured Creditor's Claim, (iii) the type of consideration received by the General Unsecured Creditor in exchange for the Claim, (iv) whether the General Unsecured Creditor is a United States person or a foreign person for tax purposes, (v) whether the General Unsecured Creditor reports income on the accrual or cash basis method, and (vi) whether the General Unsecured Creditor has taken a bad debt deduction or otherwise recognized a loss with respect to the Claim. Moreover, there may be tax consequences to General Unsecured Creditors, which may differ and will depend on factors specific to each such creditor, should the Responsible Person form a liquidating trust to which any or all assets of the estate that have not been previously liquidated shall be transferred, as permitted by the Plan (Article 6.B).

THERE ARE MANY FACTORS THAT WILL DETERMINE THE TAX CONSEQUENCE TO EACH GENERAL UNSECURED CREDITOR. FURTHERMORE, THE TAX CONSEQUENCES OF THE PLAN ARE COMPLEX AND, IN SOME CASES, UNCERTAIN. THEREFORE IT IS IMPORTANT THAT EACH CREDITOR OBTAIN HIS, HER OR ITS OWN PROFESSIONAL TAX ADVICE REGARDING THE TAX CONSEQUENCES TO SUCH CREDITOR AS A RESULT OF THE PLAN.

C. FEDERAL INCOME TAX TREATMENT OF INTERESTS AND SECURITIES SUBORDINATED CLAIMS

In accordance with the Plan, holders of Interests and Securities Subordinated Claims will not receive anything on account of such Interest or Claim. A holder of such an Interest or Securities Subordinated Claim will recognize loss in an amount equal to such holder's adjusted tax basis in the Interest or Securities Subordinated Claim. The character of any recognized loss will depend upon several factors including, but not limited to, the status of the holder, the nature of the Interest or Securities Subordinated Claim in the holder's hands, the purpose and circumstances of its acquisition, the holder's holding period, and the extent to which the holder had previously claimed a deduction for the worthlessness of all or a portion of the Interest or Interested Related Claim.

THERE ARE MANY FACTORS THAT WILL DETERMINE THE TAX CONSEQUENCE TO EACH HOLDER OF AN INTEREST OR SECURITIES SUBORDINATED CLAIM. FURTHERMORE, THE TAX CONSEQUENCES OF THE PLAN ARE COMPLEX AND, IN SOME CASES, UNCERTAIN. THEREFORE IT IS IMPORTANT THAT EACH HOLDER OF AN INTEREST OR SECURITIES SUBORDINATED CLAIM OBTAIN HIS, HER OR ITS OWN PROFESSIONAL TAX ADVICE REGARDING THE TAX CONSEQUENCES TO SUCH HOLDER OF AN INTEREST OR INTEREST RELATED CLAIM AS A RESULT OF THE PLAN.

D.   WITHHOLDING AND REPORTING

Payments of interest, dividends, and certain other payments are generally subject to backup withholding at the rate of 28% unless the payee of such payment furnishes such payee's correct taxpayer identification number (social security number or employer identification number) to the payor. The Responsible Person may be required to withhold the applicable percentage of any payments made to a holder who does not provide his, her or its taxpayer identification number. Backup withholding is not an additional tax, but an advance payment that may be refunded to the extent it results in an overpayment of tax.

THE FOREGOING IS INTENDED TO BE ONLY A SUMMARY OF CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES OF THE PLAN, AND IS NOT A SUBSTITUTE FOR CAREFUL TAX PLANNING WITH A TAX PROFESSIONAL. THE FEDERAL, STATE AND LOCAL INCOME AND OTHER TAX CONSEQUENCES OF THE PLAN ARE COMPLEX AND, IN SOME CASES, UNCERTAIN. SUCH CONSEQUENCES MAY ALSO VARY BASED ON THE INDIVIDUAL CIRCUMSTANCES OF EACH HOLDER OF A CLAIM OR INTEREST. ACCORDINGLY, EACH HOLDER OF A CLAIM OR INTEREST IS STRONGLY URGED TO CONSULT WITH HIS, HER OR ITS OWN TAX ADVISOR REGARDING THE FEDERAL, STATE AND LOCAL INCOME AND OTHER TAX CONSEQUENCES UNDER THE PLAN.

VIII. ALTERNATIVES TO CONFIRMATION OF THE PLAN

The Debtor believes that the Plan provides a recovery to creditors that is greater than or equal to the probable recoveries by creditors if the Debtor was liquidated under chapter 7 of the Bankruptcy Code.

IX.   ACCEPTANCE AND CONFIRMATION OF THE PLAN

The Debtor believes that the Plan satisfies all the requirements for confirmation.

A. GENERAL CONFIRMATION REQUIREMENTS

Section 1129(a) of the Bankruptcy Code contains several requirements for confirmation of a plan. Among those requirements are that a plan be proposed in good faith, that certain information be disclosed regarding payments made or promised to be made to insiders and that the plan comply with the applicable provisions of chapter 11. The Debtor believes that it has complied with these requirements, including those requirements discussed below.

B. BEST INTEREST TEST

Each holder of a Claim or Interest in an impaired class must either (i) accept the Plan or (ii) receive or retain under the Plan cash or property of a value, as of the Effective Date of the Plan, that is not less than the value such holder would receive or retain if the Debtor was liquidated under chapter 7 of the Bankruptcy Code. The Bankruptcy Court will determine whether the cash and property issued under the Plan to each class equals or exceeds the value that would be allocated to the holders in a liquidation under chapter 7 of the Bankruptcy Code (the "Best Interest Test"). The Debtor believes the holders of Claims against and Interests in the Debtor will have an equal or greater recovery as a result the sale of the Debtor's assets as discussed herein and under the Plan than could be realized in a chapter 7 liquidation for the following reasons.

The Debtor is liquidating and therefore is not seeking to require its creditors to accept non-cash consideration so that the estate could pursue going concern value. Accordingly, the only question is whether the creditors will have recovered more (or at least as much) through the auction of the Debtor's assets and under the Plan than they would recover through an asset liquidation by a chapter 7 trustee.

To determine the value that a holder of a Claim or Interest in an impaired Class would receive if the Debtor was liquidated under chapter 7, the Bankruptcy Court must determine the aggregate dollar amount that would be generated from the liquidation of the Debtor's assets if the Debtor's Chapter 11 Case had been converted to a chapter 7 liquidation case and the Debtor's assets were liquidated by a chapter 7 trustee (the "Liquidation Value"). The Liquidation Value would consist of the net proceeds from the disposition of the Debtor's assets, augmented by cash held by the Debtor and reduced by certain increased costs and Claims that arise in a chapter 7 liquidation case that do not arise in a chapter 11 reorganization case.

As explained below, the Liquidation Value available for satisfaction of Claims and Interests in the Debtor would be reduced by: (a) the costs, fees and expenses of the liquidation under chapter 7, which would include disposition expenses and the compensation of a trustee and his or her counsel and other professionals retained, (b) the fees of the chapter 7 trustee and (c) certain other costs arising from conversion of the Chapter 11 Case to chapter 7. The liquidation itself would trigger certain Claims, and would accelerate other priority payments which would otherwise be paid in the ordinary course. The net proceeds of the liquidation would be applied first to GECC Obligations, if any (including the Carve Out Reserve Fund). Thereafter, the proceeds would be applied to junior secured Claims and then to Administrative Claims, Priority Tax Claims and Other Priority Claims.

The Debtor believes that creditors have and will continue to clearly benefit from the liquidation by the Debtor. Had the assets been liquidated by a chapter 7 trustee, the Debtor projects that the maximum recovery would have been substantially less. The Debtor has realized a greater return than a chapter 7 trustee would have obtained on the sale of its assets, specifically due to the Debtor's familiarity with the assets and its ability to negotiate the highest and best price for the sale thereof. The Debtor has already reduced the significant majority of its assets to cash through auction or private sales approved by the Bankruptcy Court. Therefore, the Debtor has already established systems and protocols for the efficient disposition of the assets of the Estate and is in the process of liquidating its limited remaining assets.

In addition, converting the Chapter 11 Case to a chapter 7 liquidation at this stage of the winddown would result in an immense waste of the Debtor's resources that were already expended in connection with the sale of the assets and would delay converting the remaining assets to cash. It would also result in substantial additional claims against the Estate.

Moreover, under the Plan the Debtor will avoid the increased costs and expenses of a chapter 7 liquidation, including the fees payable to a chapter 7 trustee and his or her professionals. Although the Debtor has already incurred many of the expenses associated with generating the proceeds, the cash to be distributed to creditors would be reduced by the chapter 7 trustee's statutory fee, which is calculated on a sliding scale from which the maximum compensation is determined based on the total amount of moneys disbursed or turned over by the chapter 7 trustee. Section 326(a) of the Bankruptcy Code permits reasonable compensation not to exceed 3% of the proceeds in excess of $1 million distributable to creditors.[7] The chapter 7 trustee's professionals, including legal counsel and accountants, would add substantial administrative expenses that would be entitled to be paid ahead of Allowed Claims against the Debtor. Moreover, these chapter 7 trustee fees would reduce the assets available for distribution to the Estate's creditors from additional recoveries such as expunged administrative claims and the proceeds of successful Estate litigation or settlement.

In contrast, the Responsible Person will be highly familiar with the Debtor's operations and the issues pertaining thereto and, therefore, the Estate will avoid the significant administrative burden associated with the familiarization process of a chapter 7 trustee and his or her legal and accounting professionals. Further, under the Plan all Rights of Action will be pursued by the Responsible Person. The Responsible Person is extensively familiar with the facts, causes of action and legal theories pertaining to the Debtor's Rights of Action. Conversely, a chapter 7 trustee would have no initial familiarity with the Estate's litigation or claims and have less capability to maximize the value of such Rights of Action.

It is also anticipated that a chapter 7 liquidation would result in a significant delay in payments being made to creditors. The Bankruptcy Rules provide that conversion of chapter 11

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[7] Section 326(a) of the Bankruptcy Code permits a chapter 7 trustee to receive 25% of the first $5,000 distributed to creditors, 10% of additional amounts up to $50,000, 5% of additional distributions up to $1 million and reasonable compensation up to 3% of distributions in excess of $1 million. For example, the tiered fee structure could result in fees (excluding the expenses of the chapter 7 trustee and his or her professionals) of $323,250, or 3.23%, on a hypothetical distribution of $10 million.

cases to chapter 7 will trigger a new bar date for filing claims against the Estate, and that the new bar date will be more than 90 days after the chapter 11 cases convert. Bankruptcy Rule 3002(c). Not only would a chapter 7 liquidation delay distribution to creditors, but it is possible that additional claims that were not asserted in the Chapter 11 Case, or were late-filed, could be filed against the Estate. The Debtor identified and has filed objections to approximately $34,000 in late-filed claims (including certain administrative claim amounts) that were received following the August 24, 2009 bar date. The Debtor has received and is analyzing additional late-filed claims and may file claims objections in the near future. Reopening the bar date in connection with conversion to chapter 7 would provide these and other claimants an additional opportunity to timely file claims against the Estate. Moreover, the Debtor would lose the benefit of having an established administrative claims bar date.

For the reasons set forth above, the Debtor believes that the Plan provides a superior recovery for holders of Claims, and the Plan meets the requirements of the Best Interest Test.

C. FINANCIAL FEASIBILITY TEST

Even if the Plan is accepted by each Class of Claims voting on the Plan, and even if the Bankruptcy Court determines that the Plan satisfies the Best Interest Test, the Bankruptcy Code requires that, in order for the Plan to be confirmed by the Bankruptcy Court, it must be demonstrated that consummation of the Plan is not likely to be followed by the liquidation or the need for further financial reorganization of the Debtor.

The Debtor forecasts that the cash payments to be made pursuant to the Plan will be funded through the amounts obtained from the sale of the substantially all its assets and from the further liquidation of its limited remaining assets. Since a form of liquidation is proposed in the Plan and no further financial reorganization of the Debtor is contemplated, the Debtor believes that the plan meets the feasibility requirement.

D. ACCEPTANCE BY IMPAIRED CLASSES

Section 1129(b) of the Bankruptcy Code provides that a plan can be confirmed even if it has not been accepted by all impaired classes as long as at least one impaired class of Claims has accepted it. The process by which non-accepting classes are forced to be bound by the terms of the plan is commonly referred to as "cramdown." The Bankruptcy Court may confirm the Plan at the request of the Debtor notwithstanding the Plan's rejection (or deemed rejection) by impaired classes as long as the Plan "does not discriminate unfairly" and is "fair and equitable" as to each impaired Class that has not accepted it. A plan does not discriminate unfairly within the meaning of the Bankruptcy Code if a dissenting class is treated equally with respect to other classes of equal rank.

A class of claims under a plan accepts the plan if the plan is accepted by creditors that hold at least two-thirds in amount and more than one-half in number of the allowed claims in the class that actually vote on the plan. A class of interests accepts the plan if the plan is accepted by holders of interests that hold at least two-thirds in amount of the allowed interests in the class that actually vote on a plan.

A class that is not "impaired" under a plan is conclusively presumed to have accepted the plan. Solicitation of acceptances from such a class is not required. A class is "impaired" unless (i) the legal, equitable and contractual rights to which a claim or interest in the class entitles the holder are unaltered or (ii) the effect of any default is cured and the original terms of the obligation are reinstated.

A plan is fair and equitable as to a class of secured claims that rejects the plan if the plan provides: (1)(a) that the holders of claims included in the rejecting class retain the liens securing those claims, whether the property subject to those liens is retained by the debtor or transferred to another entity, to the extent of the allowed amount of such claims and (b) that each holder of a claim of such class receives on account of that claim deferred cash payments totaling at least the allowed amount of that claim, of a value, as of the effective date of the plan, at least equal to the value of the holder's interest in the estate's interest in such property; (2) for the sale, subject to section 363(k) of the Bankruptcy Code, of any property that is subject to the liens securing the claims included in the rejecting class, free and clear of the liens, with the liens to attach to the proceeds of the sale, and the treatment of the liens on proceeds under clause (1) or (2) of this paragraph; or (3) for the realization of the indubitable equivalent of such claims.

A plan is fair and equitable as to a class of unsecured claims that rejects the plan if the plan provides: (1) for each holder of a claim included in the rejecting class to receive or retain on account of that claim property that has a value, as of the effective date of the plan, equal to the allowed amount of such claim; or (2) that the holder of any claim or interest that is junior to the claims of such rejecting class will not receive or retain on account of such junior claim or interest any property at all.

A plan is fair and equitable as to a class of equity interests that rejects a plan if the plan provides: (1) that each holder of an interest included in the rejecting class receive or retain on account of that interest property that has a value, as of the effective date of the plan, equal to the greater of the allowed amount of any fixed liquidation preference to which such holder is entitled, any fixed redemption price to which such holder is entitled, or the value of such interest; or (2) that the holder of any interest that is junior to the interest of such rejecting class will not receive or retain under the plan on account of such junior interest any property at all.

Class 1 (Other Priority Claims) and Class 2 (GECC Prepetition Claims) are unimpaired under Plan and, as set forth above, are conclusively presumed to have accepted the Plan pursuant to section 1126(f) of the Bankruptcy Code. Accordingly, the votes of holders of Claims in Classes 1 and 2 will not be solicited.

Class 3 (Other Secured Claims) are impaired under the Plan and their votes will be solicited.

Class 4 (General Unsecured Claims) are impaired under the Plan and their votes will be solicited. The Debtor believes that holders of Claims in Class 4 will vote to accept the Plan.

The votes of Class 5 (Interests and Securities Subordinated Claims) are not being solicited because such holders are not entitled to receive or retain under the Plan any interest in property on account of such Claims and Interests. Class 5 is therefore deemed to have rejected the Plan pursuant to section 1126(g) of the Bankruptcy Code. The Plan provides fair and equitable treatment to these holders because there are no Classes junior to this class and no Class senior to this Class is being paid more than in full on its Allowed Claims.

If any impaired Class fails to accept the Plan, the Debtor intends to request that the Bankruptcy Court confirm the Plan pursuant to section 1129(b) of the Bankruptcy Code with respect to those Classes.

Dated: Fresno, California
        December 3, 2009

Respectfully submitted,

GOTTSCHALKS INC.
on behalf of the Debtor and Debtor-in-Possession

/s/ J. Gregory Ambro
By: J. Gregory Ambro
Its: Chief Operating Officer

O'MELVENY & MYERS LLP

By: */s/ Stephen H. Warren*
     Stephen H. Warren
     Attorneys for the Debtor
     and Debtor-in-Possession

EXHIBIT A

<u>DEBTOR'S CHAPTER 11 PLAN OF LIQUIDATION</u>

A-1

IN THE UNITED STATES BANKRUPTCY COURT
FOR THE DISTRICT OF DELAWARE

In re:	**Chapter 11**
GOTTSCHALKS INC., a Delaware corporation,[1]	**Case No. 09-10157 (KJC)**
Debtor.	

DEBTOR'S CHAPTER 11 PLAN OF LIQUIDATION

Mark D. Collins (No. 2981)
Michael J. Merchant (No. 3854)
Lee E. Kaufman (No. 4877)
Drew G. Sloan (No. 5069)
RICHARDS, LAYTON & FINGER, P.A.
One Rodney Square
P.O. Box 551
Wilmington, Delaware 19899
(302) 651-7700

Stephen H. Warren
Karen Rinehart
Alexandra B. Redwine
Ana Acevedo
Michael Heinrichs
O'MELVENY & MYERS LLP
400 South Hope St.
Los Angeles, California 90071
(213) 430-6000

ATTORNEYS FOR DEBTOR AND DEBTOR IN POSSESSION

Dated: December 3, 2009

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[1] The Debtor in this case, along with the last four digits of the federal tax identification number for the Debtor, is Gottschalks Inc. (9791). The Debtor's corporate offices are located at 7 River Park Place East, Fresno, California 93720.

ARTICLE 1
DEFINITIONS

A. Defined Terms. For the purposes of this Plan, all capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in this Article 1. Any term used in this Plan that is not defined herein, but is defined in the Bankruptcy Code or the Bankruptcy Rules, shall have the meaning ascribed to that term in the Bankruptcy Code or the Bankruptcy Rules.

"Administrative Claim" shall mean a Claim for payment of an administrative expense of a kind specified in section 503(b) of the Bankruptcy Code and referred to in section 507(a)(1) of the Bankruptcy Code, including, without limitation, the actual, necessary costs and expenses incurred after the Petition Date of preserving the estate and operating the business of the Debtor, including wages, salaries or commissions for services, compensation for legal and other services and reimbursement of expenses awarded under section 330(a) or 331 of the Bankruptcy Code, certain retiree benefits under section 1114(e)(2) of the Bankruptcy Code, certain pre-petition trade claims under section 503(b)(9) of the Bankruptcy Code and all fees and charges assessed against the estate under Chapter 123 of Title 28, United States Code.

"Allowed Administrative Claim" shall mean all or the portion of any Administrative Claim which either (a) becomes an Allowed Claim or (b) was incurred by the Debtor in the ordinary course of business during the Chapter 11 Case and is allowable under section 503(b) of the Bankruptcy Code.

"Administrative Expense Request" shall mean a request for payment of an Administrative Claim that is to be filed with the Bankruptcy Court and served on counsel for the Debtor by no later than the Second Administrative Expense Request Deadline.

"Allowed GECC Obligation" shall mean a GECC Obligation that is valid, due and presently owing to GECC.

"Allowed Claim" or "Allowed Interest" shall mean, respectively, any Claim against or Interest in the Debtor, proof of which was filed on or before the bar date, if any, for such Claim or Interest with the Bankruptcy Court, or, if no proof of claim was filed, which has been or is hereafter listed by the Debtor in its schedules as liquidated in amount and not disputed or contingent and, in either case, as to which no objection to the allowance thereof, or motion for estimation thereof, has been interposed within the applicable period of limitation fixed by the Plan, the Bankruptcy Code, the Bankruptcy Rules or the Bankruptcy Court, or as to which an objection or motion to estimate has been interposed, following which such Claim or Interest has been allowed, in whole or in part, by Final Order; provided, however, that proofs of claim need not be filed with respect to compensation or reimbursement of expenses allowed by the Bankruptcy Court under section 330 or 503 of the Bankruptcy Code upon appropriate application; and provided further, after the Effective Date, the Debtor and any holder of a General Unsecured Claim can agree that such Claim should be an "Allowed Claim," and thereafter treat such Claim as an Allowed Claim without the need to file a proof of claim or seek further order of the Bankruptcy Court. For purposes of determining the amount of an "Allowed Claim," the Debtor may, at its option, deduct therefrom an amount equal to the amount of any claim which the Debtor may hold against the holder thereof, to the extent such claim may be set off pursuant to applicable law.

"Allowed GECC Administrative Claim" shall mean an Allowed Administrative Claim that is valid, due and presently owing to GECC.

"Allowed General Unsecured Claim" shall mean an Allowed Claim that is a General Unsecured Claim.

"Ambro Retention Agreement" shall mean the agreement under which J. Gregory Ambro serves as Responsible Person and as liquidating agent under the Plan.

"Assets" shall mean with respect to the Debtor, all of the right, title, and interest in and to property of whatever type or nature owned by the Debtor or subsequently acquired by the Debtor, including any property of the Estate for purposes of Section 541 of the Bankruptcy Code including, without limitation, Cash and Rights of Action, as of the Confirmation Date.

"Available Assets" shall mean the Assets (including any assets transferred to the Liquidating Trust) remaining after (i) the establishment of the Gottschalks Senior Claims Reserve and the Disputed Claims Reserve, (ii) the establishment of the Gottschalks Administrative Fund and (iii) any amounts remaining in the Gottschalks Senior Claims Reserve and Gottschalks Administrative Fund after amounts are paid pursuant to Article 8.A.

"Avoidance Action" means any Right of Action to avoid or recover a transfer of property of the Estate or an interest of any of the Debtor in property, including, without limitation, actions arising under sections 506, 510, 541, 542, 544, 545, 547, 548, 549, 550 and 553 of the Bankruptcy Code and any other applicable federal or common law.

"Bankruptcy Code" shall mean the Bankruptcy Reform Act of 1978, as amended and codified in title 11 of the United States Code, 11 U.S.C. §§ 101-1532, as in effect on the Petition Date.

"Bankruptcy Court" shall mean the United States Bankruptcy Court for the District of Delaware and any other court that exercises jurisdiction over the Chapter 11 Cases.

"Bankruptcy Rules" shall mean the Federal Rules of Bankruptcy Procedure and the Official Bankruptcy Forms, as amended, the Federal Rules of Civil Procedure, as amended, as applicable to the Chapter 11 Cases and the Local Rules of the Bankruptcy Court, as applicable to the Chapter 11 Cases or proceedings therein, as the case may be.

"Bar Date Order" shall mean that certain order of the Bankruptcy Court dated as of June 18, 2009 [D.I. 655] establishing bar dates for filing certain proofs of claim (including Administrative Claims), with only those exceptions permitted thereby.

"Business Day" shall mean any day except a Saturday, Sunday or a "legal holiday," as such term is defined in Bankruptcy Rule 9006(a).

"Carve Out Amount" shall have the meaning ascribed to it in the DIP Financing Order and the DIP Financing Agreement.

"Case Carve Out" shall have the meaning ascribed to it in the DIP Financing Order and the DIP Financing Agreement.

"Cash" shall mean legal tender of the United States of America and equivalents thereof.

"Chapter 11 Case" shall mean the above-captioned chapter 11 cases of the Debtor pending in the Bankruptcy Court as Case No. 09-10157 (KJC).

"Claim" shall mean, as against the Debtor (i) a right to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; or (ii) a right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured.

"Claimholder" shall mean a holder of a Claim.

"Class" shall mean a category of Claims or Interests as classified under this Plan.

"Common Stock" shall mean all shares of Gottschalks' Common Stock, no par value, issued and outstanding immediately subsequent to the Effective Date.

"Confirmation Date" shall mean the date and time the Clerk of the Bankruptcy Court enters the Confirmation Order on its docket.

"Confirmation Hearing" shall mean the hearing held by the Bankruptcy Court to consider confirmation of this Plan and related matters under section 1128 of the Bankruptcy Code, as such hearing may be adjourned or continued from time to time.

"Confirmation Order" shall mean the order of the Bankruptcy Court confirming this Plan pursuant to Section 1129 of the Bankruptcy Code.

"Creditors' Committee" shall mean the Official Committee of Unsecured Creditors appointed in the Chapter 11 Case [D.I. 74] by the Office of the United States Trustee for the District of Delaware pursuant to section 1102(a) of the Bankruptcy Code.

"Debtor" shall mean Gottschalks Inc., a Delaware corporation and, from and after the Effective Date, shall include any successor to the Debtor under the Plan.

"DIP Financing Agreement" shall mean that certain Senior Secured, Super-Priority Debtor-in-Possession Credit Agreement dated as of January 16, 2009 among *inter alia*, GECC and the Debtor.

"DIP Financing Order" shall mean that certain Final Order Pursuant to 11 U.S.C. §§ 105, 361, 362, 363, 364 and 507(1) Approving Senior Secured Superpriority

Postpetition Financing, (2) Authorizing Use of Cash Collateral, (3) Granting Liens and Providing Superpriority Administrative Expense Status, (4) Granting Adequate Protection and (5) Modifying Automatic Stay, signed by the Bankruptcy Court on February 13, 2009 [D.I. 171].

"Disallowed Claim" shall mean a claim or any portion thereof that (a) has been disallowed by a Final Order, (b) is Scheduled as zero or as contingent, disputed or unliquidated and as to which no proof of claim or Administrative Expense Request has been timely filed or deemed timely filed with the Bankruptcy Court pursuant to either the Bankruptcy Code or any Final Order of the Bankruptcy Court or otherwise deemed timely filed under applicable law or this Plan, (c) is not Scheduled and as to which no proof of claim or Administrative Expense Request has been timely filed or deemed timely filed with the Bankruptcy Court pursuant to either the Bankruptcy Code or any Order of the Bankruptcy Court or otherwise deemed timely filed under applicable law or this Plan, (d) has been withdrawn by agreement of the Debtor and the holder thereof or (e) has been withdrawn by the holder thereof.

"Disclosure Statement" shall mean the disclosure statement that relates to this Plan, as approved by the Bankruptcy Court pursuant to section 1125 of the Bankruptcy Code and Bankruptcy Rule 3017, as such disclosure statement may be amended, modified or supplemented from time to time.

"Disputed Claim" shall mean a Claim or any portion thereof, that is neither an Allowed Claim nor a Disallowed Claim, including without limitation Claims (a) have not been Scheduled by the Debtor or have been Scheduled as unknown, contingent, unliquidated, disputed or at zero, and for which a proof of claim has been filed in the Chapter 11 Case, (b) that are the subject of a proof of claim or Administrative Expense Request that differs in nature, amount or priority from the Schedules or Administrative Expense Claim Schedules or (c) are the subject of an objection filed with the Bankruptcy Court, which has not been withdrawn or overruled by a Final Order of the Bankruptcy Court; provided however, that a Claim shall not be a Disputed Claim to the extent it becomes an Allowed Claim or a Disallowed Claim.

"Disputed Claims Reserve" shall mean a Cash reserve that shall be maintained by the Responsible Person, in consultation with the Debtor and the Post-Effective Date Committee (as applicable) in an interest-bearing account in the amount necessary to pay all Disputed Claims other than disputed Administrative Claims in accordance with the provisions of this Plan, if such Disputed Claims become Allowed Claims.

"Disputed Interest" shall mean, respectively, any Interest which on or by the Effective Date (i) is the subject of an objection filed by the Debtor or any other party in interest and which objection has not been withdrawn or overruled by Final Order or (ii) has been disallowed by a Final Order.

"Distribution" shall mean any distribution pursuant to the Plan to the holders of Allowed Claims or Allowed Interests.

"Distribution Date" shall mean the date on which a Distribution is made by the Debtor in accordance with the Plan to holders of fully or partially Allowed Claims entitled to receive distributions under the Plan.

"Effective Date" shall mean the first Business Day determined by the Debtor on which all conditions to the consummation of this Plan set forth in Article 10.A. have been either satisfied or waived as provided in Article 10.B. of this Plan and is the day upon which this Plan is substantially consummated.

"Estate" shall mean the estate created by the commencement of the Chapter 11 Case pursuant to Section 541 of the Bankruptcy Code.

"Executory Contract" shall mean an executory contract or unexpired lease described in Bankruptcy Code section 365.

"Exhibit" shall mean an exhibit annexed to either this Plan or the Disclosure Statement.

"Existing Stock" shall mean shares of stock of the Debtor that are authorized, issued and outstanding prior to the Effective Date.

"Face Amount" shall mean when (a) used in reference to a Disputed or Disallowed Claim, the full stated liquidated amount claimed by the Claimholder in any proof of claim timely filed with the Bankruptcy Court or otherwise deemed timely filed by any Final Order of the Bankruptcy Court or other applicable bankruptcy law and (b) used in reference to an Allowed Claim, the allowed amount of such Claim.

"Fee Application" shall mean an application filed with the Bankruptcy Court in accordance with the Bankruptcy Code and Bankruptcy Rules for compensation of a Fee Claim.

"Fee Claim" shall mean a Claim under Sections 330(a), 331 or 503 of the Bankruptcy Code for compensation for professional services rendered and reimbursement of expenses incurred in the Chapter 11 Case made pursuant to a Fee Application.

"Final Order" shall mean an order or judgment of the Bankruptcy Court, or other court of competent jurisdiction, entered on the docket of such court, that has not been reversed, rescinded, stayed, modified or amended, that is in full force and effect, and with respect to which: (a) the time to appeal, seek review or rehearing, or petition for certiorari has expired and no timely filed appeal or petition for review, rehearing, remand or certiorari is pending; or (b) any appeal taken or petition for certiorari filed has been resolved by the highest court to which the order or judgment was appealed or from which review, rehearing or certiorari was sought.

"GECC" shall mean General Electric Capital Corporation, a Delaware corporation, in its capacities as a lender and as agent for lenders under the Prepetition Loan Agreement and the DIP Financing Agreement.

"GECC Administrative Claim" shall mean any amount due and owing by the Debtor to GECC itself and as agent for the lenders pursuant to the DIP Financing Order and the DIP Financing Agreement.

"GECC Prepetition Claim" shall mean a Claim asserted by GECC itself and as agent for the lenders against the Debtor under the Pre-Petition Loan Agreement.

"General Unsecured Claim" shall mean any Claim against the Debtor that is not an Administrative Expense Claim, GECC Claim, Priority Tax Claim, Other Priority Claim, Other Secured Claim, or a Securities Subordinated Claim, provided that General Unsecured Claims shall include, without limitation, any claim of a holder of an Other Secured Claim secured by an interest in property of the Estate to the extent the amount of such claim exceeds the value, as determined by the Bankruptcy Court pursuant to section 506(a) of the Bankruptcy Code, in the interest in property of the Estate securing such Claim.

"Gottschalks" shall mean Gottschalks Inc., a Delaware corporation, debtor-in-possession in the Chapter 11 Case pending in the Bankruptcy Court.

"Gottschalks Administrative Budget" shall mean a budget, approved by the Debtor following consultation with the Creditors' Committee, and which may be adjusted from time to time by the Debtor or Responsible Person following consultation with the Creditors' Committee or Post-Effective Date Committee, as the case may be, established to satisfy the projected costs and expenses of liquidating and administering the Estate.

"Gottschalks Administrative Fund" shall mean the reserve established in accordance with Article 8.A. of this Plan, and which may be adjusted from time to time by the Debtor or Responsible Person following consultation with the Creditors' Committee or Post-Effective Date Committee, as the case may be, for the payment of the projected costs and expenses of liquidating and administering the Estate. Any amounts that remain in the Gottschalks Administrative Fund shall become Available Assets and be distributed pursuant to the terms of this Plan.

"Gottschalks Senior Claims Reserve" shall mean the reserve established in accordance with Article 8.A. of this Plan for the payment of Allowed and/or Disputed Administrative Expense, Priority Tax, Other Priority, GECC Claims and Other Secured Claims to the extent such Claims are not paid by the Debtor by the Initial General Unsecured Claims Distribution Date. Any amounts that remain in the Gottschalks Senior Claims Reserve shall be paid in accordance with Article 8.A. of this Plan.

"Governmental Unit" shall mean the governmental units described in Bankruptcy Code section 101(27).

"Impaired" shall mean, with respect to any Claim, Interest or Class, the condition or effects described in section 1124 of the Bankruptcy Code.

"Initial Distribution Date" shall mean the first Distribution Date following the Effective Date.

"Initial General Unsecured Claims Distribution Date" shall mean the date on which the first distribution on account of Allowed Claims that are General Unsecured Claims.

"Interest" shall mean any rights of holders of issued and outstanding shares of common stock, preferred stock or other equity securities of the Debtor in respect thereof.

"Interestholder" shall mean a holder of an Interest.

"Liquidating Trust" shall mean any liquidating trust established pursuant to this Plan, as set forth in Article 6 hereof.

"Ordinary Course Professional Order" shall mean that certain Order Authorizing Retention of Professionals Utilized in the Ordinary Course of Business Pursuant to Sections 327 and 328 of the Bankruptcy Code [D.I. 157], entered by the Bankruptcy Court on or about February 12, 2009.

"Other Priority Claim" shall mean a Claim entitled to priority pursuant to section 507(a) of the Bankruptcy Code, other than an Administrative Expense Claim, GECC Obligation or a Priority Tax Claim.

"Other Secured Claim" shall mean a Claim, other than a GECC Claim, that is secured by a valid unavoidable security interest in or lien on property of the Debtor, but only to the extent of the value, as determined by the Bankruptcy Court pursuant to section 506(a) of the Bankruptcy Code, of the Estate's interest in the property of the Debtor that secures payment of the Claim.

"Park 41 Partnership" shall mean the partnership created by the Park 41 Partnership Agreement.

"Park 41 Partnership Agreement" shall mean that certain Agreement of Limited Partnership of Park 41, A California Limited Partnership, dated March 16, 1990 as amended.

"Park 41 Interest" shall mean the limited partnership interest of the Debtor and any rights related thereto under the Park 41 Partnership Agreement.

"Person" shall mean an individual, corporation, partnership, joint venture, association, joint stock company, limited liability company, limited liability partnership, trust, estate, unincorporated organization, Governmental Unit or other entity.

"Petition Date" shall mean January 14, 2009, the date on which the Debtor filed its petition for relief in the Bankruptcy Court commencing the Chapter 11 Case.

"Plan" shall mean this chapter 11 plan of liquidation, including the Plan Supplement and all other supplements, appendices and schedules hereto, either in their present form or as the same may be altered, amended or modified from time to time in accordance with the Bankruptcy Code and Bankruptcy Rules.

"Plan Supplement" shall mean the supplement to the Plan containing, without limitation, the Ambro Retention Agreement and the list of assumed contracts and leases that the Debtor will file with the Bankruptcy Court on or before the date that is at least ten (10) days prior to the Confirmation Hearing or such later date as may be established by order of the Bankruptcy Court.

"Post-Effective Date Committee" means the Creditors' Committee as it shall be reconstituted and function after the Effective Date in accordance with Article 6.C and D of this Plan.

"Preference Action" shall mean a Right of Action pertaining to Bankruptcy Code section 547 for recovery of prepetition payments made by the Debtor (but expressly excluding security interests, liens and similar interests).

"Prepetition Loan Agreement" shall mean that certain Second Amended and Restated Credit Agreement dated as of September 26, 2007, between the Debtor, GECC and certain other parties.

"Priority Claim" shall mean a Claim for an amount entitled to priority under section 507(a) of the Bankruptcy Code, other than an Administrative Claim or a Priority Tax Claim.

"Priority Tax Claim" shall mean a Claim for an amount entitled to priority under section 507(a)(8) of the Bankruptcy Code.

"Professionals" shall mean those Persons retained or authorized to be retained in the Chapter 11 Cases by an Order of the Bankruptcy Court pursuant to sections 327 and 1103 of the Bankruptcy Code or otherwise, including those Persons retained pursuant to the Ordinary Course Professional Order.

"Pro Rata Share" shall mean the proportion that the Face Amount of a Claim in a particular Class or Classes bears to the aggregate Face Amount of all Claims (including Disputed Claims, but excluding Disallowed Claims) in such Class or Classes, unless this Plan provides otherwise.

"Reclamation Claim" means a claim related to the right of a creditor to reclaim goods as set forth in Bankruptcy Code Section 546(c)(1) (including an Administrative Claim or other right granted in lieu thereof pursuant to the Order of the Bankruptcy Court.)

"Reclamation Claimant" means a holder of a Reclamation Claim.

"Responsible Person" shall mean J. Gregory Ambro, acting pursuant to (i) the Ambro Retention Agreement, which shall be submitted as part of the Plan Supplement and (ii) as liquidating agent of and for the Estate from and after the Effective Date in accordance with Article 6 of this Plan.

"Rights of Action" shall mean any and all actions, proceedings, causes of action (including, without limitation, any causes of action of a debtor or debtor in possession under chapter 5 of the Bankruptcy Code), suits, accounts, debts, sums of money, accounts, reckonings, covenants, contracts, controversies, agreements, promises, rights to legal remedies, rights to equitable remedies, rights to payment and claims, variances, trespasses, damages, judgments, executions, claims and demands whatsoever, whether known, unknown, reduced to judgment, not reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured or whether asserted or assertable directly or derivatively, in law, equity or otherwise, and all rights thereunder or attendant thereto.

"Scheduled" shall mean with reference to any Claim or Interest, the status, priority and amount, if any, of such Claim or Interest as set forth in the Schedules.

"Schedules" shall mean the schedules of assets and liabilities and the statement of financial affairs filed by the Debtor, pursuant to section 521 of the Bankruptcy Code and the Official Bankruptcy Forms, as may be amended from time to time.

"Second Administrative Expense Request Deadline" shall mean the date set as the deadline for filing Administrative Expense Requests for Administrative claims not subject to the Bar Date Order, which shall be thirty (30) days after the Effective Date, unless otherwise ordered by the Bankruptcy Court except with respect to Fee Claims.

"Securities Act" shall mean the Securities Act of 1933, as amended.

"Securities Subordinated Claim" shall mean any Claim against the Debtor arising from the purchase or sale of a security in the Debtor, or any Claim against the Debtor by an entity that asserts equitable or contractual rights of reimbursement, contribution or indemnification arising from such Claim.

"Senior Claims" shall mean all Administrative Claims, Priority Tax Claims, Other Priority Claims, GECC Claims and Other Secured Claims.

"Servicer" shall mean an indentured trustee, agent or servicer that administers an agreement that governs the rights of a Claimholder.

B. Other Terms. The words "herein," "hereof," "hereto," "hereunder" and others of similar import refer to this Plan as a whole and not to any particular article, section or clause contained in this Plan. A reference to an "Article" or "Section" refers to an Article or Section of this Plan. A term used herein that is not defined herein shall have the meaning ascribed to that term, if any, in or by the Bankruptcy Code. The rules of construction set forth in section 102 of the Bankruptcy Code shall apply in constructing this Plan.

C. Exhibits. All Exhibits to this Plan are incorporated by reference into and are made a part of this Plan as if set forth in full herein.


ARTICLE 2
CLASSIFICATION OF CLAIMS
AND INTERESTS


A. Summary. The categories of Claims and Interests listed below classify Claims (except for Administrative Expense Claims and Priority Tax Claims) and Interests for all purposes, including voting, confirmation and distribution pursuant to this Plan.

CLASS	DESCRIPTION	STATUS
[unclassified]	Administrative Expense Claims, Priority Tax Claims	Unimpaired - not entitled to vote
Class 1	Class 1 consists of Other Priority Claims.	Unimpaired - not entitled to vote

CLASS	DESCRIPTION	STATUS
Class 2	Class 2 consists of GECC Prepetition Claims	Unimpaired - not entitled to vote
Class 3	Class 3 consists of Other Secured Claims.	Impaired - entitled to vote
Class 4	Class 4 consists of General Unsecured Claims.	Impaired - entitled to vote
Class 5	Class 5 consists of Interests and Securities Subordinated Claims.	Deemed to reject - not entitled to vote

B. Classification. The Claims against the Debtor shall be classified as specified below (other than Administrative Claims and Priority Tax Claims, which shall be treated in accordance with Article 3 below). Consistent with section 1122 of the Bankruptcy Code, a Claim or Interest is classified by the Plan in a particular Class only to the extent the Claim or Interest is within the description of the Class, and a Claim or Interest is classified in a different Class to the extent it is within the description of that different Class. The classification of any Claim for purposes of the Plan (including voting) shall not be deemed consent to the Allowance of such Claim or preclude any objection thereto for any purpose (including voting).

1. *Class 1.* Class 1 consists of Other Priority Claims.

2. *Class 2.* Class 2 consists of GECC Prepetition Claims.

3. *Class 3.* Class 3 consists of Other Secured Claims.

4. *Class 4.* Class 4 consists of General Unsecured Claims.

5. *Class 5.* Class 5 consists of Interests and Securities Subordinated Claims.

ARTICLE 3
TREATMENT OF ADMINISTRATIVE EXPENSE CLAIMS AND PRIORITY TAX CLAIMS

A. Administrative Expense Claims and Priority Tax Claims. As provided in section 1123(a)(1) of the Bankruptcy Code, Administrative Expense Claims and Priority Tax Claims shall not be classified for the purposes of voting or receiving distributions under this Plan. Rather, all such Claims shall be treated separately as unclassified Claims on the terms set forth in this Article 3.

B. Administrative Claims and Second Administrative Expense Request Deadline. Any holder of an Administrative Claim must file an Administrative Expense Request requesting payment of such Administrative Claim with the Bankruptcy Court by no later than (i) August 24, 2009 for any Claims covered by the Bar Date Order or (ii) the Second Administrative Expense Request Deadline for all other Administrative Claims besides Fee Claims; provided, however, that any such Administrative Expense Request should not be filed with a hearing date. Nothing herein extends a bar date established in the Bar Date Order.

C. Treatment of Administrative Claims (other than Fee Claims). Except as otherwise set forth in this Article 3, each holder of an Allowed Administrative Claim (other than Fee Claims) shall receive, in full satisfaction, settlement, release and discharge of, and in exchange for, such Administrative Claim, on the later of (a) the Effective Date and (b) the date such Administrative Claim becomes an Allowed Administrative Claim and (c) the date such Allowed Administrative Claim is due for payment under any applicable agreement between the holder of the Allowed Administrative Claim and the Debtor, (i) Cash equal to the unpaid portion of such Allowed Administrative Claim or (ii) such other treatment as to which the Debtor and the holder of such Administrative Claim shall have agreed upon in writing.

D. GECC Administrative Claims. On, or as soon as reasonably practicable following the later of (a) the Initial Distribution Date or (b) the Distribution Date immediately following the date on which a GECC Administrative Claim becomes an Allowed Claim, the holder of such claim shall receive, in full satisfaction, settlement, release and discharge of, and in exchange for such Allowed GECC Administrative Claim, (i) Cash in an amount equal to the amount of such Allowed GECC Administrative Claims; (ii) the treatment provided in the DIP Financing Agreement, DIP Financing Order, other orders of the Bankruptcy Court or applicable law or (iii) such other less favorable treatment as to which the Debtor and such holder shall have agreed upon on writing.

E. Professional Fee Claims.

1. *Final Fee Applications.* All final requests for payment of Fee Claims and requests for reimbursement of expenses of members of the Creditors' Committee must be filed no later than forty-five (45) days after the Effective Date. After notice and a hearing in accordance with the procedures established by the Bankruptcy Code and prior orders of the Bankruptcy Court, the allowed amounts of such Fee Claims and expenses shall be determined by the Bankruptcy Court and paid in full in Cash.

2. *Professional Fees and Expenses Carve Out.* Nothing herein shall alter or impair the provisions of the DIP Financing Agreement or the DIP Financing Order with respect to the Case Carve Out or the Carve Out Amount, which shall be administered for the beneficiaries thereof. To the extent of any surplus after satisfaction of all Claims by the beneficiaries of the Case Carve Out and the Carve Out Amount, such surplus shall be treated as an Available Asset.

3. *Post-Effective Date Retention.* Upon the Confirmation Date, any requirement that Professionals comply with sections 327 through 331 of the Bankruptcy Code in seeking retention or compensation for services rendered after such date will terminate, and the Debtor and the Post-Effective Date Committee may employ and pay Professionals in the ordinary course of business in accordance with the terms of the Gottschalks Administrative Budget.

F. Treatment of Priority Tax Claims. Each holder of an Allowed Priority Tax Claim shall be entitled to receive on account of such Priority Tax Claim, at the sole option of the Debtor following consultation with the Post-Effective Date Committee and in full satisfaction, settlement, release and discharge of, and in exchange for, such Priority

Tax Claim, (i) Cash in an amount equal to the amount of such Allowed Priority Tax Claim or (ii) such other treatment as to which the Debtor and the holder of such Allowed Priority Tax Claim shall have agreed upon in writing.

G. Treatment of Reclamation Claims. To the extent that Reclamation Claimants seek to assert that their Reclamation Claims are Secured Claims under the Bankruptcy Code, the Debtor asserts that the Reclamation Claims are not entitled to such treatment because (i) the Reclamation Claimants' reclamation rights were subject at all times to GECC's perfected Liens, (ii) the Reclamation Claimants' reclamation rights did not satisfy Bankruptcy Code section 546(c) and other applicable nonbankruptcy law, and (iii) as a result of the amendments to the Bankruptcy Code in 2005, Bankruptcy Code section 546(c) no longer provides that a reclamation claim is entitled to administrative expense priority under section 503(b) of the Bankruptcy Code. Accordingly, each Reclamation Claimant shall be considered to be a holder of a Class 4 General Unsecured Claim with respect to the value of the goods sold and delivered to the Debtor by such Reclamation Claimant.

ARTICLE 4
TREATMENT OF CLASSIFIED CLAIMS
AND INTERESTS

A. Other Priority Claims (Class 1). Each holder of an Allowed Other Priority Claim shall receive, in full satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed Other Priority Claim, (i) Cash in an amount equal to the amount of such Allowed Other Priority Claim or (ii) such other treatment as to which the Debtor and such Claimholder shall have agreed upon in writing.

B. GECC Prepetition Claims (Class 2). GECC shall receive, in full satisfaction, settlement, release and discharge of, and in exchange for such Allowed GECC Prepetition Claim, (i) Cash in an amount equal to the amount of such Allowed GECC Prepetition Claims; (ii) treatment provided in the DIP Financing Agreement, DIP Financing Order, other orders of the Bankruptcy Court or applicable law or (iii) such other less favorable treatment as to which the Debtor and such holder shall have agreed upon on writing. All GECC Prepetition Claims are deemed to have been satisfied in full by the entry of the final DIP Order and the payment of any amounts required thereunder.

C. Other Secured Claims (Class 3). Each holder of an Allowed Other Secured Claim shall receive one or a combination of the following, in full satisfaction, settlement, release, and discharge of, and in exchange for, such Allowed Other Secured Claim, (i) Cash in an amount equal to the amount of such Allowed Other Secured Claim; (ii) the collateral securing such Allowed Other Secured Claims or proceeds thereof; (iii) the sale of the Collateral securing such Allowed Other Secured Claims, with the liens to attach to the proceeds of such sale; (iv) realization of the indubitable equivalent on account of such Claims; (v) deferred cash payments totaling at least the allowed amount of such claim, of a value, as of the Effective Date, of at least the value of such holder's interest in the Estate's interest in such property or (vi) such other treatment as to which the Debtor and such Claimholder shall have agreed upon in writing (including without limitation any settlement agreement previously approved by the Bankruptcy Court). The foregoing consideration shall be determined on the later of the date that the Other Secured Claim becomes an Allowed Other Secured Claim or within sixty (60) days after the Effective

Date. A separate subclass will be created for each Other Secured Claimholder or each group thereof that shares collateral (if any).

D. General Unsecured Claims (Class 4). Each holder of a General Unsecured Claim shall be entitled to receive his, her or its Pro Rata Share of proceeds of the Available Assets.

E. Interests and Securities Subordinated Claims (Class 5). On the Effective Date, the Existing Stock and Interests shall be cancelled. Each holder of an Interest or Securities Subordinated Claim shall not receive anything on account of such Interest or Claim. Subject to the provisions of Article 8.J. of this Plan, the entry of the Confirmation Order shall act as an order approving and effecting the cancellation of all shares of the capital stock of the Debtor (and all securities convertible or exercisable for or evidencing any other right in or with respect to shares of the capital stock of the Debtor) outstanding immediately prior to the Effective Date without any conversion thereof or distribution with respect thereto.

ARTICLE 5
ACCEPTANCE OR REJECTION OF THIS PLAN

A. Impaired Classes of Claims Entitled to Vote. Except as otherwise provided in order(s) of the Bankruptcy Court pertaining to solicitation of votes on this Plan, Classes 3 and 4 are impaired and shall be entitled to vote to accept or reject this Plan.

B. Classes Deemed to Accept the Plan. Classes 1 and 2 are unimpaired by this Plan. Pursuant to section 1126(f) of the Bankruptcy Code, Classes 1 and 2 are conclusively presumed to have accepted this Plan, and the votes of Claimholders in Classes 1 and 2 will therefore not be solicited.

C. Classes Deemed to Reject the Plan. Holders of Claims and Interests in Class 5 are not entitled to receive any distribution under the Plan on account of their Claims and Interests. Pursuant to section 1126(g) of the Bankruptcy Code, Class 5 is impaired and is conclusively presumed to have rejected this Plan, and the votes of Claimholders and Interestholders in Class 5 therefore will not be solicited.

D. Nonconsensual Confirmation. If any impaired Class fails to accept this Plan, the Debtor intends to request that the Bankruptcy Court confirm this Plan pursuant to section 1129(b) of the Bankruptcy Code with respect to that Class.

ARTICLE 6
MEANS FOR IMPLEMENTATION OF THE PLAN

A. Implementation of Plan. The Debtor proposes to implement and consummate the Plan on and after the Effective Date.

B. Liquidation of Estate. Prior to the Effective Date, the Debtor shall continue to wind down its business subject to all applicable requirements of the Bankruptcy Code and the Bankruptcy Rules. On and after the Effective Date, the Estate shall be liquidated in accordance with this Plan, the Gottschalks Administrative Budget and applicable law, and the operations of the Debtor shall become the responsibility of the Responsible Person who shall thereafter have responsibility for the management, control and operation thereof, and who may use, acquire and dispose of property free of any restrictions of the Bankruptcy Code or the Bankruptcy Rules. Subject to further order of the Bankruptcy Court, the Responsible Person shall act as liquidating agent of and for the Estate from and after the Effective Date. The Responsible Person shall be both authorized and obligated, as agent for and on behalf of the Estate, to take any and all actions necessary or appropriate to implement this Plan or wind up the Estate in accordance with applicable law, including any and all actions necessary to (i) liquidate the Assets of the Debtor and the Estate, (ii) investigate, prosecute and, if necessary, litigate, any Right of Action on behalf of the Debtor and the Estate (provided that the Post-Effective Date Committee may investigate any Right of Action; and provided further that the Post-Effective Date Committee may seek permission of the Court to prosecute any Right of Action on behalf of the Debtor and the Estate if the Post-Effective Date Committee requests that the Responsible Person take such action and the Responsible Person refuses to confirm his or her intent to pursue such Right of Action within fifteen (15) days following written receipt of the Post-Effective Date Committee's express and detailed request as provided herein), (iii) defend, protect and enforce any and all rights and interests of the Debtor and the Estate, (iv) make any and all Distributions required or permitted to be made under this Plan, (v) file any and all reports, requests for relief or opposition thereto, (vi) dissolve the Debtor, terminate joint ventures, or otherwise wind up any corporate entity owned by the Debtor and the Estate and (vii) pay any and all claims, liabilities, losses, damages, costs and expenses incurred in connection therewith or as a result thereof, including all fees and expenses of his or her Professionals, the Debtor's and the Post-Effective Date Committee's Professionals accruing from and after the Confirmation Date, to the extent such payment of such amounts are included in the Gottschalks Administrative Budget, without any further application to the Bankruptcy Court. The Responsible Person shall be authorized to execute such documents and take such other action as is necessary to effectuate this Plan and perform his or her duties as liquidating agent of and for the Estate, including authorization to execute such documents and take such other action on behalf of the Debtor. The Responsible Person shall also be authorized to retain professionals and may incur any reasonable and necessary expenses (up to the amounts set forth in the Gottschalks Administrative Budget) in the performance of his or her duties as liquidating agent of and for the Estate. The Responsible Person shall report to and be subject to the oversight of the Post-Effective Date Committee as provided herein. The Responsible Person may, in his or her discretion following consultation with the Post-Effective Date Committee, form a Liquidating Trust to which any or all assets of the estate that have not been previously liquidated shall be transferred. The liquidation of the Debtor's estate may be effected pursuant to the Plan through the Liquidating Trust, which shall succeed to all the rights, privileges, duties, obligations and protections provided to the Debtor, the Estate, the Responsible Person (including without limitation such parties' respective present or former members, officers, directors, employees, advisors, attorneys, representatives, financial advisors, investment bankers or agents and any of such parties' successors and assigns) set forth in this Plan. The proceeds of any such Liquidating Trust shall be administered under the terms of this Plan.

C. Appointment of the Post-Effective Date Committee. Until the Effective Date, the Creditors' Committee shall continue in existence; provided, however, that as of the Effective Date, the Creditors' Committee shall be reconstituted as the Post-Effective Date Committee and shall be comprised of one or more members of the Creditors' Committee which members shall be designated by the Creditors' Committee at least three (3) days prior to the commencement of the Confirmation Hearing. The Creditors' Committee members who are not members of the Post-Effective Date Committee shall be released and discharged of and from all further authority, duties, responsibilities and obligations related to and arising from their service as Creditors' Committee members.

In the event of death or resignation of any member of the Post-Effective Date Committee, the remaining members of the Post-Effective Date Committee shall have the right to designate a successor from among the holders of Allowed Class 4 Claims. If a Post-Effective Date Committee member assigns its Claim in full or releases the Debtor from payment of the balance of its Claim, such act shall constitute a resignation from the Post-Effective Date Committee. Until a vacancy on the Post-Effective Date Committee is filled, the Post-Effective Date Committee shall function in its reduced number. Following all payments being made to the holders of Allowed Unsecured Claims under the Plan, the Post-Effective Date Committee shall be dissolved and the members thereof shall be released and discharged of and from all further authority, duties, responsibilities and obligations related to and arising from their service as Post-Effective Date Committee members, and the retention or employment of the Committee's attorneys and Professionals shall terminate. The members of the Post-Effective Date Committee shall undertake their duties as specified in this Plan. With respect to all conduct while acting in such capacity, members of the Post-Effective Date Committee shall not assume or be deemed to have assumed any liability to creditors, the Debtor, or any other parties in interest in the Chapter 11 Case and shall not be liable for any acts or omissions while acting in that capacity, except for bad faith and acts or omissions constituting malfeasance or gross negligence. The Post-Effective Date Committee shall have the right to retain counsel or other Professionals, which shall be paid reasonable fees and expenses by the Debtor. The Post-Effective Date Committee shall benefit from each and every insurance policy obtained by or for the benefit of the officers or employees of the Debtor. Such authorization and benefits shall also extend to any, each and every successor, without reservation or limitation.

D. Rights and Duties of the Post-Effective Date Committee. As of the Effective Date, the Post-Effective Date Committee shall:

(i) have the right to make and file objections to Claims and to withdraw such objections;

(ii) have the right, jointly with the Responsible Person, to review and approve settlements and proposed releases or abandonment of Rights of Action by the Debtor where the amount in controversy exceeds $50,000, or the sale of the Debtor's Assets in which the gross proceeds from a sale transaction exceed $100,000. The Responsible Person or Post-Effective Date Committee, as the case may be, shall provide counsel for the other of the Post-Effective Date Committee or the Responsible Person with fifteen (15) days' written notice of any proposed settlement, release or abandonment of Rights of Action in which the amount in controversy exceeds $50,000 or sale of Assets in which the gross proceeds from a sale transaction exceed $100,000. If no objection is served on the Responsible Person or Post-Effective Date Committee, as the case may be, within fifteen (15) days of the date of such notice, the Post-Effective Date Committee or Responsible Person, as the case may be, shall be deemed to have consented to such settlement, release, abandonment or sale. The Post-Effective Date Committee and the Responsible Person will consult in good faith before selling an Asset, settling a Right of Action or filing a claim related to a Right of Action. If there is ultimately no agreement between the two, then the proponent, whether the Post-Effective Date Committee or the Responsible Person, shall have the right to ask the Bankruptcy Court to approve its proposed course of action and the Bankruptcy Court shall authorize the same if it is in the best interests of the Estate. Both the Post-Effective Date Committee and the Responsible Person shall have the same standing to bring such matters before the Bankruptcy Court after working in good faith to resolve any disagreement; and

(iii) perform such additional functions as may be agreed to by the Responsible Person, are provided for in the Confirmation Order, or provided for by further Order of the Court entered after the Effective Date.

E. Appointment of Responsible Person. Upon the Effective Date, the Responsible Person shall be deemed elected and appointed by all requisite action under law as the sole board-appointed officer and shareholder-appointed director for the Debtor for all purposes and in all respects, with all necessary and appropriate power to act for, on behalf of and in the name of the Debtor, with the same power and effect as if each of his or her actions in furtherance of his or her duties as responsible person and as a board-appointed officer and shareholder-appointed director for the Debtor were explicitly authorized by the appropriate board of directors or shareholders, including without limitation the power to open, close and manage bank accounts, enter into business transactions within or without the ordinary course of business and authorize and benefit from any insurance policies and rights of indemnification, commence and pursue dissolution or winding up proceedings for the Debtor, to the extent necessary or appropriate, and to take any and all actions and execute all documents and instruments as may be necessary or appropriate in connection with such dissolution, winding up, bankruptcy or insolvency proceedings, subject only to the responsibilities and requirements imposed upon the Debtor by this Plan, the Bankruptcy Code and other applicable law, with such appointment deemed effective as of the Effective Date. The Responsible Person may be removed for Cause by order of the Bankruptcy Court following notice and a hearing, or by the Post-Effective Date Committee with or without Cause; provided, however, that if the Responsible Person is removed without Cause by the Post-Effective Date Committee, the Responsible Person shall receive, on the date that such removal becomes effective, payment in full in cash of the total compensation that would be payable to the Responsible Person pursuant to the Ambro Retention Agreement for the full term of the Ambro Retention Agreement if the Responsible Person had served for the entire term of the Ambro Retention Agreement (other than any extensions thereof), less compensation that the Responsible Person has received prior to the effective date of such removal. As used in this Article 6.E, "Cause" shall be a judicial determination that the Responsible Person has engaged in willful misconduct, gross negligence or fraud or has otherwise materially and substantially failed to discharge the Responsible Person's duties pursuant to this Plan, and such material and substantial failure has continued for sixty (60) days following the Responsible Person's receipt of written notice (such notice to be concurrently served on the Debtor) specifically asserting such failures. The Post-Effective Date Committee shall have standing to file an assertion of Cause and/or to seek the entry of a Bankruptcy Court order removing the Responsible Person, or remove the Responsible Person without Cause pursuant to the provisions of and subject to the payment obligation to the Responsible Person set forth in this Article 6.E. If the Responsible Person is removed pursuant to this Article 6.E, the Post-Effective Date Committee shall appoint an interim successor Responsible Person pending Bankruptcy Court approval of a successor Responsible Person and shall file a motion with the Bankruptcy Court, within thirty days following the Responsible Person's removal, requesting appointment of a successor Responsible Person, to serve as Responsible Person only upon Bankruptcy Court approval following notice and a hearing. If the Post-Effective Date Committee fails to appoint an interim successor Responsible Person and/or successor Responsible Person, then the Bankruptcy Court shall make such appointment. With respect to all conduct taken while acting in such capacity, the Responsible Person shall benefit from each and every insurance policy obtained by or for the benefit of the officers or employees of the Debtor. Such authorization and benefits shall also extend to any, each and every successor, without reservation or limitation.

F. Liability, Indemnification. The Responsible Person, the Post-Effective Date Committee and all of their respective designees, employees or professionals or any duly designated agent or representative of the Responsible Person, the Post-Effective Date Committee, or their respective employees, shall not be liable for the act or omission of any other member, designee, agent or representative of the Responsible Person or the Post-Effective Date Committee, nor shall they be liable for any act or omission taken or omitted to be taken in their respective capacities, including as a board appointed officer of the Debtor, other than acts or omissions resulting from willful misconduct, gross negligence or fraud. The Responsible Person and the Post-Effective Date Committee may, in connection with the performance of their functions, and in their sole and absolute discretion, consult with attorneys, accountants, financial advisors and agents, and shall not be liable for any act taken, omitted to be taken, or suffered to be done in accordance with advice or opinions rendered by such persons. Notwithstanding such authority, the Responsible Person and the Post-Effective Date Committee shall not be under any obligation to consult with attorneys, accountants, financial advisors or agents, and their determination not to do so shall not result in the imposition of liability, unless such determination is based on willful misconduct, gross negligence or fraud. The Debtor and the Estate shall indemnify and hold harmless the Responsible Person and the Post-Effective Date Committee and their designees and professionals, and all duly designated agents and representatives thereof (in their capacity as such), from and against and in respect of all liabilities, losses, damages, claims, costs and expenses, including, but not limited to attorneys' fees and costs arising out of or due to such actions or omissions, or consequences of their actions or omissions with respect or related to the performance of their duties or the implementation or administration of this Plan; provided, however, that no such indemnification will be made to such persons for such actions or omissions as a result of willful misconduct, gross negligence or fraud.

G. Corporate Action. On the Effective Date, the matters under this Plan involving or requiring corporate action of the Debtor, including, but not limited to, actions requiring a vote or other approval of the board of directors or shareholders and execution of all documentation incident to this Plan, shall be deemed to have been authorized by the Confirmation Order and to have occurred and be in effect from and after the Effective Date without any further action by the Bankruptcy Court or the officers or directors of the Debtor.

H. Continued Corporate Existence; Dissolution of the Debtor. From and after the Effective Date, the Debtor shall remain in existence for the purpose of liquidating and winding up the Estate. As soon as practicable after the liquidation and the winding up of the Estate and the completion of distributions under this Plan, the Responsible Person shall file a certificate of dissolution in the applicable state of incorporation of the Debtor and the Debtor shall dissolve and cease to exist.

I. Saturday, Sunday or Legal Holiday. If any payment or act under this Plan is required to be made or performed on a date that is not a Business Day, then the making of such payment or the performance of such act may be completed on the next succeeding Business Day, but shall be deemed to have been completed as of the required date.

J. Preservation of All Rights of Action. Except as otherwise provided in this Plan or in any contract, instrument, release or agreement entered into in connection with this Plan, in accordance with section 1123(b) of the Bankruptcy Code, all claims, causes or Rights of Action that the Debtor or the Estate may have against any person or entity will be preserved, including without limitation any and all Rights of Action the Debtor, the Estate or other appropriate party in interest may assert under sections 502, 510,

522(f), 522(h), 542, 543, 544, 545, 547, 548, 549, 550, 551, 553 and 724(a) of the Bankruptcy Code; provided, however, that the Debtor or the Responsible Person may assert Preference Actions as a defense or counterclaim against a creditor party and not as affirmative relief to recover prepetition payments made by the Debtor. Subject to the preceding sentence, the Responsible Person and the Post-Effective Date Committee will jointly determine whether to bring, settle, release, compromise or enforce such claims, causes or Rights of Action, and will not be required to seek further approval of the Bankruptcy Court for such actions. The Responsible Person shall not consult with any Post-Effective Date Committee member whose Claim is the subject of a Preference Action, and such Post-Effective Date Committee member shall recuse himself or herself from any discussion with the Responsible Person with respect thereto. The Post-Effective Date Committee may investigate any Right of Action and has standing to seek permission of the Court to prosecute any Right of Action on behalf of the Debtor and the Estate if the Post-Effective Date Committee requests that the Responsible Person take such action and the Responsible Person refuses to confirm his or her intent to pursue such Right of Action within fifteen (15) days following written receipt of the Post-Effective Date Committee's express and detailed request, as provided herein.

ARTICLE 7
EXECUTORY CONTRACTS AND UNEXPIRED LEASES

A. Assumed and Rejected Contracts and Leases. Except as otherwise provided in this Plan, each executory contract and unexpired lease as to which any of the Debtor is a party, including without limitation (y) any guaranties by the Debtor with respect to real estate leases and businesses of the Debtor, and (z) any obligations under leases assigned or subleased by the Debtor prior to the Petition Date (or agreements providing for the guarantee of the payment of rent or performance thereunder), shall be deemed automatically rejected in accordance with the provisions and requirements of sections 365 and 1123 of the Bankruptcy Code on the Effective Date, unless such executory contract or unexpired lease (i) shall have been previously assumed by the Debtor by order of the Bankruptcy Court, (ii) is the subject of a motion to assume pending on or before the Effective Date or (iii) is otherwise assumed pursuant to the terms of this Plan including, without limitation that certain Schedule of Assumed Contracts set forth as Exhibit B to this Plan. Entry of the Confirmation Order by the Bankruptcy Court shall constitute approval of the rejections contemplated by this Plan pursuant to sections 365 and 1123 of the Bankruptcy Code as of the Effective Date. Notwithstanding anything contained in this Plan to the contrary, this Plan shall constitute a motion to assume the executory contracts set forth in Exhibit B to this Plan. Subject to the occurrence of the Effective Date, the entry of the Confirmation Order shall constitute approval of such assumption pursuant to section 365(a) of the Bankruptcy Code and a finding by the Bankruptcy Court that each such assumption is in the best interest of the Debtor, the Estate and all parties in interest in the Chapter 11 Case. Unless otherwise determined by the Bankruptcy Court pursuant to a Final Order or agreed to by the parties thereto prior to the Effective Date, no payments are required to cure any defaults of the Debtor existing as of the Confirmation Date with respect to each such executory contract set forth in Exhibit B to this Plan. To the extent that the Bankruptcy Court determines otherwise with respect to any executory contract, the Debtor reserves the right to seek rejection of such executory contract or seek other available relief. The Estate reserves the right to assert that any property interest is an Asset of the Estate (including any limited partnership owned by the Debtor or the Estate) and is not subject to assumption or rejection as an executory contract. Provided however, to the extent that the Debtor's Park 41 Interest and rights related thereto are deemed an executory contract under the Park 41 Partnership Agreement, the Debtor hereby assumes the Park 41 Partnership Agreement on the terms applicable to Assumed Contracts set forth on Exhibit B to the Plan.

B. Rejection Damages Bar Date. If a Claim arises from the rejection of any executory contract or unexpired lease (including claims under section 365(d)(3) of the Bankruptcy Code), then such Claim shall be forever barred and shall not be enforceable against the Debtor or the Estate or such entities' properties unless a proof of claim asserting such Claim is filed with the Bankruptcy Court and served on the Debtor within thirty (30) days after the Effective Date or such earlier date previously set by order of the Bankruptcy Court. Unless otherwise ordered by the Bankruptcy Court, all such Claims arising from the rejection of executory contracts shall be treated as General Unsecured Claims under this Plan.

C. Insurance Policies. To the extent that any or all of the insurance policies set forth in Exhibit A to this Plan are considered to be executory contracts, then notwithstanding anything contained in this Plan to the contrary, this Plan shall constitute a motion to assume the insurance policies set forth in Exhibit A to this Plan. Subject to the occurrence of the Effective Date, the entry of the Confirmation Order shall constitute approval of such assumption pursuant to section 365(a) of the Bankruptcy Code and a finding by the Bankruptcy Court that each such assumption is in the best interest of the Debtor, the Estate and all parties in interest in the Chapter 11 Case. Unless otherwise determined by the Bankruptcy Court pursuant to a Final Order or agreed to by the parties thereto prior to the Effective Date, no payments are required to cure any defaults of the Debtor existing as of the Confirmation Date with respect to each such insurance policy set forth in Exhibit A to this Plan. To the extent that the Bankruptcy Court determines otherwise with respect to any insurance policy, the Debtor reserves the right to seek rejection of such insurance policy or other available relief.

ARTICLE 8
PROVISIONS GOVERNING DISTRIBUTIONS AND CLAIMS ADMINISTRATION

A. Gottschalks Senior Claims Reserve and Gottschalks Administrative Fund. Prior to making any distribution on account of Allowed General Unsecured Claims, the Debtor shall establish (i) the Gottschalks Senior Claims Reserve with sufficient funds to pay all Allowed and Disputed Senior Claims to the extent such Claims are not previously paid by the Debtor and (ii) the Gottschalks Administrative Fund with sufficient funds to pay the projected costs and expenses of liquidating and administering the Estate as set forth in the Gottschalks Administrative Budget. In addition, the Responsible Person shall manage a Disputed Claims Reserve for the treatment of Disputed Claims other than Administrative Claims. The Debtor shall deposit from the Available Assets into the Disputed Claims Reserve an amount equal to the Pro Rata Share of the Distribution allocable to Disputed Claims, as if such claims were Allowed Claims. The Disputed Claims Reserve shall be held in trust by the Responsible Person for the benefit of holders of Allowed Claims whose Distributions are unclaimed and the holders of such Disputed Claims pending a determination of such claimants' entitlement thereto pursuant to the terms of this Plan. After the Effective Date, the Responsible Person shall make distributions to the holders of Allowed Senior Claims which become Allowed after the Effective Date from the Gottschalks Senior Claims Reserve. Any amounts remaining in (i) the Gottschalks Senior Claims Reserve after payment of all Allowed Senior Claims, (ii) the Disputed Claims Reserve and (iii) the Gottschalks Administrative Fund after payment of all costs and expenses of liquidating and administering the Estate shall be distributed to the holders of other Claims as soon as practicable and in accordance with the provisions of this Plan.

B. Responsible Person as Disbursing Agent. The Responsible Person shall make all distributions required under this Plan except with respect to a holder of a Claim whose distribution is governed by an agreement and is administered by a Servicer, which distributions shall be deposited with the appropriate Servicer, who shall deliver such distributions to the holders of Claims in accordance with the provisions of this Plan and the terms of the governing agreement; provided, however, that if any such Servicer is unable to make such distributions, the Responsible Person, with the cooperation of such Servicer, shall make such distributions. The Responsible Person shall be bonded in connection with his or her obligations under this Plan. The appointment of the Responsible Person as disbursing agent shall be approved by the Bankruptcy Court in accordance with this Plan and confirmed by the Bankruptcy Court as part of the Confirmation Order, provided that the proposed Responsible Person provides evidence of a bond prior to the Confirmation Hearing, or by supplemental Order of the Bankruptcy Court if the proposed Responsible Person provides evidence of a bond thereafter. The fees, expenses and any bond premiums incurred by the Debtor and/or the Responsible Person in connection with his, her or its duties hereunder shall be paid from the Gottschalks Administrative Fund.

C. Time and Manner of Distributions. Except as otherwise provided in this Plan or ordered by the Bankruptcy Court, distributions with respect to Claims that, on the Effective Date, are Allowed Claims, shall be made on or as promptly as practicable after the Effective Date. Distributions with respect to or as a result of Claims that become Allowed Claims after the Effective Date shall be made as soon as practicable after such Claim becomes an Allowed Claim subject to the other terms of the Plan. At the option of the Responsible Person, monetary distributions may be made in Cash, by wire transfer or by a check drawn on a domestic bank. Notwithstanding any other provision hereof, if any portion of a Claim is a Disputed Claim, no payment or distribution shall be made to the holder on account of such portion of the Claim that constitutes a Disputed Claim unless and until such Disputed Claim becomes Allowed. Nothing contained herein, however, shall be construed to prohibit or require payment or distribution on account of any undisputed portion of a Claim and, when only a portion of a Claim is disputed, interim or partial distributions may be made with respect to the portion of such Claim that is not disputed, in the discretion of the Responsible Person following consultation with the Post-Effective Date Committee. The Responsible Person is not obligated to make a final Distribution if, in consultation with the Post-Effective Date Committee, he or she determines that there are insufficient Available Assets to make a cost-efficient Distribution, taking into account the size of the Distribution to be made and the number of recipients of such Distribution, in which event such funds, in the Responsible Person's discretion following consultation with the Post-Effective Date Committee, will be donated to a reputable charitable organization.

D. Delivery of Distributions. Distributions to Allowed Claimholders shall be made by the Responsible Person or the appropriate Servicers (a) at the addresses set forth on the proofs of claim filed by such Claimholders (or at the last known addresses of such Claimholder if no motion requesting payment or proof of claim is filed or the Debtor has been notified in writing of a change of address), (b) at the addresses set forth in any written notices of address changes delivered to the Responsible Person after the date of any related proof of claim, (c) at the addresses reflected in the Schedules if no proof of claim has been filed and the Responsible Person has not received a written notice of a change of address or (d) in the case of a Claimholder whose Claim is governed by an agreement or administered by a Servicer, at the addresses contained in the official records of such Servicer.

E. Undeliverable Distributions. If a Claimholder's distribution is returned as undeliverable, no further distributions to such Claimholder shall be made unless and until the Responsible Person or the appropriate Servicer is notified of such Claimholder's then current address, at which time all missed distributions shall be made to such Claimholder without interest. Amounts in respect of undeliverable distributions shall be returned to the Responsible Person until such distributions are claimed. All funds or other undeliverable distributions returned to the Responsible Person and not claimed within six (6) months of return shall be with respect to Claims in Class 4 distributed to the other creditors of Class 4 in accordance with the provisions of the Plan applicable to distributions to that Class.

F. Claims Administration Responsibility.

1. *Reservation of Rights to Object to Claims.* Unless a Claim is specifically Allowed pursuant to or under this Plan, or otherwise Allowed prior to or after the Effective Date, the Debtor, the Responsible Person and the Post-Effective Date Committee reserve any and all objections to any and all Claims and motions or requests for the payment of Claims, whether administrative expense, secured or unsecured, including without limitation any and all objections to the validity or amount of any and all alleged Administrative Claims, Priority Tax Claims, Other Priority Claims, Other Secured Claims, liens and security interests, whether under the Bankruptcy Code, other applicable law or contract. The Debtor's failure to object to any Claim in the Chapter 11 Case shall be without prejudice to the Responsible Person's and/or the Post-Effective Date Committee's right to contest or otherwise defend against such Claim in the Bankruptcy Court when and if such Claim is sought to be enforced by the holder of the Claim.

2. *Objections to Claims.* Prior to the Effective Date, the Debtor shall be responsible for pursuing any objection to the allowance of any Claim. From and after the Effective Date, the Responsible Person (and, to the extent set forth herein, the Post-Effective Date Committee) will retain responsibility for administering, disputing, objecting to, compromising or otherwise resolving and making distributions (if any) with respect to all Claims. Unless otherwise provided in this Plan or ordered by the Bankruptcy Court, all objections to Claims will be filed and served not later than 180 days after the Effective Date, provide that the Debtor or the Responsible Person (following consultation with the Post-Effective Date Committee) may request (and the Bankruptcy Court may grant) an extension of time by filing a motion with the Bankruptcy Court, based on a reasonable exercise of his or her business judgment.

3. *Filing of Objections.* An objection to a Claim shall be deemed properly served on the Claimholder if the Debtor, the Responsible Person or the Post-Effective Date Committee effect service by any of the following methods: (i) in accordance with Federal Rule of Civil Procedure 4, as modified and made applicable by Bankruptcy Rule 7004; (ii) to the extent counsel for a Claimholder is unknown, by first class mail, postage prepaid, on the signatory on the proof of claim or interest or other representative identified on the proof of claim or interest or any attachment thereto or (iii) by first class mail, postage prepaid, on any counsel that has appeared on the behalf of the Claimholder in the Chapter 11 Case.

4. *Determination of Claims*. Except as otherwise agreed by the Debtor, any Claim as to which a proof of claim or motion or request for payment was timely filed in the Chapter 11 Case may be determined and liquidated pursuant to (i) an order of the Bankruptcy Court or (ii) applicable non-bankruptcy law (which determination has not been stayed, reversed or amended and as to which determination (or any revision, modification or amendment thereof) the time to appeal or seek review or rehearing has expired and as to which no appeal or petition for review or rehearing was filed or, if filed, remains pending), and shall be deemed in such liquidated amount and satisfied in accordance with this Plan. Nothing contained in this Article 8.F. shall constitute or be deemed a waiver of any claim, right, or Rights of Action that the Debtor or the Responsible Person may have against any Person in connection with or arising out of any Claim or Claims, including without limitation any rights under Section 157(b) of title 28 of the United States Code.

G. Procedures for Treating and Resolving Disputed and Contingent Claims.

1. *Claim Estimation*. The Debtor or the Responsible Person (following consultation with the Post-Effective Date Committee) may request estimation or limitation of any Disputed Claim that is contingent or unliquidated pursuant to section 502(c) of the Bankruptcy Code; provided, however, that the Bankruptcy Court shall determine (i) whether such Disputed Claims are subject to estimation pursuant to section 502(c) of the Bankruptcy Code and (ii) the timing and procedures for such estimation proceedings, if any. The Responsible Person shall not consult with any Post-Effective Date Committee member whose Claim is the subject of a request for estimation or limitation, and such Post-Effective Date Committee member shall recuse himself or herself from any discussion with the Responsible Person with respect thereto.

H. Setoffs and Recoupments. The Responsible Person (following consultation with the Post-Effective Date Committee) may, but shall not be required to, set off against or recoup from the payments to be made pursuant to this Plan with respect to any Claim, and the payments or other distributions to be made pursuant to this Plan in respect of such Claim, claims of any nature whatsoever that the Debtor may have against such Claimholder; provided, however, that neither the failure to do so nor the allowance of any Claim hereunder shall constitute a waiver or release by the Debtor or the Responsible Person of any such claim that the Debtor or the Responsible Person may have against such Claimholder. The Responsible Person shall not consult with any Post-Effective Date Committee member whose Claim is the subject of a setoff or recoupment, and such Post-Effective Date Committee member shall recuse himself or herself from any discussion with the Responsible Person with respect thereto.

I. Allowance of Claims Subject to Bankruptcy Code Section 502(d). Allowance of Claims shall be in all respects subject to the provisions of section 502(d) of the Bankruptcy Code.

J. Cancellation of Existing Stock and Interests. On the Effective Date, (a) the Existing Stock, Interests and any other note, bond, indenture, or other instrument or document evidencing or creating any indebtedness or obligation of or ownership interest in the Debtor will be cancelled and (b) the obligations of, Claims against, and/or Interests in the Debtor under, relating, or pertaining to any agreements, indentures, certificates of designation, bylaws, or certificate or articles of incorporation or similar documents governing the Existing Stock, Interests and any other note, bond, indenture, or other instrument or document evidencing or creating any indebtedness or obligation of the Debtor will be released and discharged, and the holders thereof shall have no rights against the Debtor, the Responsible Person or the Estate, and such instruments shall evidence no such rights, except the right to receive the distributions provided for in this Plan.

K. No Interest on Claims. Unless otherwise specifically provided for in this Plan, Confirmation Order or a postpetition agreement in writing between the Debtor and a Claimholder, postpetition interest shall not accrue or be paid on Claims, and no Claimholder shall be entitled to interest accruing on or after the Petition Date on any Claim. In addition, and without limiting the foregoing, interest shall not accrue on or be paid on any Disputed Claim in respect of the period from the Effective Date to the date a final distribution is made when and if such Disputed Claim or becomes an Allowed Claim.

L. Withholding Taxes. The Responsible Person shall be entitled to deduct any federal, state or local withholding taxes from any payments under this Plan. As a condition to making any distribution under this Plan, the Responsible Person may require that the holder of an Allowed Claim provide such holder's taxpayer identification number and such other information and certification as may be deemed necessary for the Responsible Person to comply with applicable tax reporting and withholding laws.

ARTICLE 9
EFFECTS OF PLAN CONFIRMATION

A. Injunction. Except as otherwise expressly provided in this Plan, and except in connection with the enforcement of the terms of this Plan or any documents provided for or contemplated in this Plan, all entities who have held, hold or may hold Claims against or Interests in the Debtor or the Estate that arose prior to the Effective Date are permanently enjoined from: (a) commencing or continuing in any manner, directly or indirectly, any action or other proceeding of any kind against the Debtor, the Responsible Person or the Estate, or any property of the Debtor, the Responsible Person or the Estate, with respect to any such Claim or Interest; (b) the enforcement, attachment, collection or recovery by any manner or means, directly or indirectly, of any judgment, award, decree, or order against the Debtor, the Responsible Person or the Estate, or any property of the Debtor, the Responsible Person or the Estate, with respect to any such Claim or Interest; (c) creating, perfecting or enforcing, directly or indirectly, any Lien or encumbrance or any kind against the Debtor, the Responsible Person or the Estate, or any property of the Debtor, the Responsible Person or the Estate, with respect to any such Claim or Interest; (d) asserting, directly or indirectly, any setoff, or recoupment of any kind against any obligation due the Debtor, the Responsible Person, or the Estate, or any property of the Debtor, the Responsible Person or the Estate, with respect to any such Claim or Interest; and (e) any act, in any manner, in any place whatsoever, that does not conform to or comply with the provisions of the Plan with respect to such Claim or Interest. Without limiting the foregoing, the automatic stay provided under Bankruptcy Code Section 362(a) shall remain in effect. Nothing contained in this Article 9.A. shall prohibit the holder of a timely-filed proof of Claim or Interest from litigating its right to seek to have such Claim or Interest declared an Allowed Claim or Interest and paid in accordance with the distribution provisions of this Plan, or enjoin or prohibit the interpretation or enforcement by the holder of such Claim or Interest of any of the obligations of the Debtor or the Responsible Person under this Plan. The Confirmation Order shall also constitute an injunction enjoining any Person from enforcing or attempting to enforce any

Right of Action against any present or former shareholder, director, officer, employee, attorney or agent of the Debtor based on, arising from or related to any failure to pay, or make provision for payment of, any amount payable with respect to any Priority Tax Claim on which the payments due under Article 3.F. of this Plan have been made or are not yet due under Article 3.F. of this Plan.

B. Exculpation and Limitation of Liability. The Debtor, the Creditors' Committee in its capacity as such, the Post-Effective Date Committee in its capacity as such, and any such parties' respective present or former members, officers, directors, employees, advisors, attorneys, representatives, financial advisors, investment bankers or agents and any of such parties' successors and assigns, shall not have or incur, and are hereby released from, any claim, obligation, Rights of Action, or liability to one another or to any Claimholder or Interestholder, or any other party in interest, or any of their respective agents, employees, representatives, financial advisors, attorneys or affiliates, or any of their successors or assigns, for any act or omission in connection with, relating to or arising out of the Debtor's Chapter 11 Case, negotiation and filing of this Plan, filing the Chapter 11 Case, the pursuit of confirmation of this Plan, the consummation of this Plan, or the administration of this Plan or the property to be distributed under this Plan, except for their willful misconduct or gross negligence and except with respect to obligations arising under confidentiality agreements, joint interest agreements and protective orders entered during the Chapter 11 Case, and in all respects shall be entitled to reasonably rely upon the advice of counsel with respect to their duties and responsibilities under this Plan.

C. Release of Officers and Directors. On the Effective Date, the Debtor, in its individual capacity and as debtor-in-possession for and on behalf of its Estate, shall release and discharge and be deemed to have forever released and discharged any and all claims or Rights of Action against the officers and directors of the Debtor, known or unknown, and such officers and directors shall release and discharge and be deemed to have forever released and discharged any and all claims or causes of action against the Debtor, known or unknown, other than claims arising from the self-dealing, gross negligence or willful misconduct of such officers and directors, provided that such releases shall not affect or include the Debtor's indemnification obligations or other contractual obligations to such officers and directors.

D. Term of Injunctions or Stays. Unless otherwise provided herein or in the Confirmation Order, all injunctions or stays provided for in the Chapter 11 Case under section 105 or 362 of the Bankruptcy Code or otherwise, and extant on the Confirmation Date, shall remain in full force and effect until the closing of the Chapter 11 Case.

ARTICLE 10
CONDITIONS PRECEDENT

A. Conditions to the Effective Date. This Plan shall not become effective unless and until each of the following conditions shall have been satisfied in full in accordance with the provisions specified below:

1. The Bankruptcy Court shall have approved by Final Order a disclosure statement with respect to this Plan in form and substance acceptable to the Debtor and the Creditors' Committee in their sole and absolute discretion.

2. The Confirmation Order shall be in form and substance acceptable to the Debtor and the Creditors' Committee in their sole and absolute discretion.

3. The Confirmation Order shall have been entered by the Bankruptcy Court and shall not subject to any stay of effectiveness, the Confirmation Date shall have occurred and no request for revocation of the Confirmation Order under section 1144 of the Bankruptcy Code shall have been made, or, if made, shall remain pending.

4. The Effective Date shall occur by no later than May 1, 2010.

B. Revocation, Withdrawal or Non-Consummation of Plan. If after the Confirmation Order is entered, each of the conditions to effectiveness has not been satisfied or duly waived on or by forty-five (45) days after the Confirmation Date, then upon motion by the Debtor or the Creditors' Committee, the Confirmation Order may be vacated by the Bankruptcy Court; provided, however, that notwithstanding the filing of such a motion, the Confirmation Order shall not be vacated if each of the conditions to effectiveness is either satisfied or duly waived before the Bankruptcy Court enters an order granting the relief requested in such motion. As used in the preceding sentence, a condition to effectiveness may only be waived by a writing executed by the Debtor. If the Confirmation Order is vacated pursuant to this Article 10.B., this Plan shall be null and void in all respects, and nothing contained in this Plan shall (i) constitute a waiver or release of any Claims against or Interests in the Debtor, (ii) prejudice in any manner the rights of the holder of any Claim against or Interest in the Debtor or (iii) prejudice in any manner the rights of the Debtor in the Chapter 11 Case.

ARTICLE 11
ADMINISTRATIVE PROVISIONS

A. Retention of Jurisdiction. This Plan shall not in any way limit the Bankruptcy Court's post-confirmation jurisdiction as provided under the Bankruptcy Code. Pursuant to sections 105(a) and 1142 of the Bankruptcy Code, the Bankruptcy Court shall retain and have exclusive jurisdiction (to the extent granted by applicable law, including any provisions permitting mandatory or discretionary withdrawal of such jurisdiction) over any matter arising out of, and related to, the Chapter 11 Case and this Plan, including without limitation the following matters:

1. To hear and determine motions for (i) the assumption or rejection or (ii) the assumption and assignment of executory contracts or unexpired leases to which the Debtor is a party or with respect to which the Debtor may be liable, and to hear and determine the allowance of Claims resulting therefrom including the amount of Cure, if any, required to be paid;

2. To adjudicate any and all adversary proceedings, motions, applications and contested matters that may be commenced or maintained pursuant to the Chapter 11 Case or this Plan, proceedings to adjudicate the allowance of Disputed Claims and all controversies and issues arising from or relating to any of the foregoing;

3. To adjudicate any and all disputes over the ownership of a Claim or Interest;

4. To adjudicate any and all disputes arising from or relating to the distribution or retention of consideration under this Plan;

5. To ensure that distributions to Allowed Claimholders are accomplished as provided herein;

6. To hear and determine any and all objections to the allowance or estimation of Claims filed, both before and after the Confirmation Date, including any objections to the classification of any Claim, and to allow or disallow any Claim, in whole or in part;

7. To enter and implement such orders as may be appropriate if the Confirmation Order is for any reason stayed, revoked, modified and/or vacated;

8. To issue orders in aid of execution, implementation or consummation of this Plan;

9. To consider any modifications of this Plan, to cure any defect or omission or to reconcile any inconsistency in any order of the Bankruptcy Court, including without limitation the Confirmation Order;

10. To hear and determine all Fee Applications for allowance of compensation and reimbursement of Professional Claims under this Plan or under sections 330, 331, 503(b), 1103 and 1129(a)(4) of the Bankruptcy Code;

11. To hear and determine all motions requesting allowance of an Administrative Expense Claim;

12. To determine requests for the payment of Claims entitled to priority under section 507(a)(1) of the Bankruptcy Code, including compensation and reimbursement of expenses of parties entitled thereto;

13. To hear and determine disputes arising in connection with the interpretation, implementation or enforcement of this Plan or the Confirmation Order including disputes arising under agreements, documents or instruments executed in connection with this Plan;

14. To hear and determine all suits or adversary proceedings to recover assets of the Debtor and property of its Estate, wherever located;

15. To hear and determine matters concerning state, local and federal taxes in accordance with sections 346, 505 and 1146 of the Bankruptcy Code;

16. To hear any other matter not inconsistent with the Bankruptcy Code;

17. To hear and determine all disputes involving the existence, nature or scope of the Debtor's discharge, including any dispute relating to any liability arising out of the termination of employment or the termination of any employee or retiree benefit program, regardless of whether such termination occurred prior to or after the Effective Date;

18. To enter a final decree closing the Chapter 11 Case; and

19. To enforce all orders previously entered by the Bankruptcy Court.

B. Payment of Statutory Fees. All fees payable through the Effective Date pursuant to section 1930 of Title 28 of the United States Code shall be paid on or before the Effective Date. All fees payable after the Effective Date pursuant to section 1930 of Title 28 of the United States Code shall be paid by the Debtor.

C. Headings. Headings are used in this Plan for convenience and reference only and shall not constitute a part of this Plan for any other purpose.

D. Binding Effect of Plan. Except as otherwise provided in section 1141(d)(3) of the Bankruptcy Code, on and after the Confirmation Date, the provisions of this Plan shall bind any holder of a Claim against, or Interest in, the Debtor, the Estate and their respective successors or assigns, whether or not the Claim or Interest of such holders is impaired under the Plan and whether or not such holder has accepted this Plan. The rights, benefits and obligations of any entity named or referred to in the Plan, whose actions may be required to effectuate the terms of the Plan, shall be binding on and shall inure to the benefit of any heir, executor, administrator, successor or assign of such entity (including, without limitation, any trustee appointed for the Debtor under Chapters 7 or 11 of the Bankruptcy Code).

E. Final Order. Except as otherwise expressly provided in this Plan, any requirement in this Plan for a Final Order may be waived by the Debtor upon written notice to the Bankruptcy Court. No such waiver shall prejudice the right of any party in interest to seek a stay pending appeal of any order that is not a Final Order.

F. Amendments and Modifications. The Debtor may alter, amend or modify this Plan under section 1127(a) of the Bankruptcy Code at any time prior to the Confirmation Hearing. After the Confirmation Date and prior to substantial consummation of this Plan with respect to the Debtor as defined in section 1101(2) of the Bankruptcy Code, the Debtor may, under section 1127(b) of the Bankruptcy Code, institute proceedings in the Bankruptcy Court to remedy any defect or omission or reconcile any inconsistencies in this Plan, the Disclosure Statement or the Confirmation Order, and such matters as may be necessary to carry out the purposes and effects of this Plan.

G. Withholding and Reporting Requirements. In connection with this Plan and all instruments issued in connection therewith and distributions thereunder, the Debtor shall comply with all withholding and reporting requirements imposed by any federal, state, local or foreign taxing authority, and all distributions hereunder shall be subject to any such withholding and reporting requirements.

H. Tax Exemption. Pursuant to section 1146 of the Bankruptcy Code, any transfers from the Debtor or the Responsible Person to any other Person or entity pursuant to this Plan, or any agreement regarding the transfer of title to or ownership of any of the Debtor's real or personal property, or the issuance, transfer or exchange of any security under this Plan, or the execution, delivery or recording of an instrument of transfer pursuant to, in implementation of or as contemplated by this Plan, including, without limitation, any transfers to or by the Responsible Person of the Debtor's property in implementation of or as contemplated by this Plan (including, without limitation, any subsequent transfers of property by the Responsible Person) shall not be subject to any document recording tax, stamp tax, conveyance fee, intangibles or similar tax, mortgage tax, stamp act, real estate transfer tax, mortgage recording tax, Uniform Commercial

Code filing or recording fee or other similar tax or governmental assessment. Consistent with the foregoing, each recorder of deeds or similar official for any county, city or governmental unit in which any instrument hereunder is to be recorded shall, pursuant to the Confirmation Order, be ordered and directed to accept such instrument, without requiring the payment of any documentary stamp tax, deed stamps, stamp tax, transfer tax, intangible tax or similar tax.

I. Termination of the Creditors' Committee. Upon the Effective Date, the Creditors' Committee shall dissolve automatically, whereupon its members, professionals and agents shall be released from any further duties and responsibilities in the Chapter 11 Case and under the Bankruptcy Code, except with respect to obligations arising under confidentiality agreements, joint interest agreements, and protective orders entered during the Chapter 11 Case which shall remain in full force and effect according to their terms; applications for Professional Claims; requests for compensation and reimbursement of expenses pursuant to section 503(b) of the Bankruptcy Code for making a substantial contribution in the Chapter 11 Case; and any motions or other actions seeking enforcement or implementation of the provisions of this Plan or the Confirmation Order.

J. Governing Law. Unless a rule of law or procedure is supplied by federal law (including the Bankruptcy Code and Bankruptcy Rules) or unless specifically stated, the laws of the State of Delaware shall govern the construction and implementation of this Plan, any agreements, documents and instruments executed in connection with this Plan (except as otherwise set forth in those agreements, in which case the governing law of such agreements shall control), and corporate governance matters.

K. Conflicts. In the event that the provisions of the Disclosure Statement and the provisions of the Plan conflict, the terms of the Plan shall govern.

L. Notices. Any notices required under the Plan or any notices or requests of the Debtor or the Responsible Person by parties in interest under or in connection with the Plan shall be in writing and served either by (a) certified mail, return receipt requested, postage prepaid, (b) hand delivery or (c) reputable overnight delivery service, all charges prepaid, and shall be deemed to have been given when received by the following parties:

If to the Debtor or the Responsible Person:

Gottschalks Inc.
J. Gregory Ambro
7 River Park Place East
Fresno, CA 93720

with a copy to:

Counsel to the Debtor
O'Melveny & Myers LLP
400 South Hope Street
Los Angeles, CA 90071
Attn: Stephen H. Warren, Esq.
      Karen Rinehart, Esq.

with a copy to:

Counsel to the Official Committee of Unsecured Creditors
Cooley Godward Kronish LLP
1114 Avenue of the Americas
New York, NY 10036-7798
Attn: Lawrence Gottlieb, Esq.
         Michael Klein, Esq.

Dated: Fresno, California   Respectfully submitted,
            December 3, 2009

                                                            GOTTSCHALKS INC.
                                                            on behalf of the Debtor and Debtor-in-
                                                            Possession

                                                                   /s / J. Gregory Ambro
                                                            Its: Chief Operating Officer

EXHIBIT A

INSURANCE POLICIES

(to be filed at a later date)

EXHIBIT B

SCHEDULE OF ASSUMED CONTRACTS

(to be filed at a later date)

EXHIBIT B

UNAUDITED FINANCIAL STATEMENTS
FOR FISCAL YEAR ENDED JANUARY 31, 2009

(to be filed at a later date)

EXHIBIT C

UNAUDITED FINANCIAL STATEMENTS
FOR THE PERIOD COMMENCING FEBRUARY 1, 2009 AND ENDING JULY 31, 2009

(to be filed at a later date)

C-1

EXHIBIT D

<u>CURRICULUM VITAE OF J. GREGORY AMBRO;</u>

(to be filed at a later date)

D-1

EXHIBIT E

AMBRO RETENTION AGREEMENT

E-1

RETENTION AGREEMENT

This Retention Agreement (the "Agreement") is by and between Gottschalks Inc., debtor and debtor in possession (the "Debtor") in the chapter 11 case currently pending in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"), assigned Case No. 09-10157 (KJC), and J. Gregory Ambro, an individual, (the "Responsible Person"), in connection with the Debtor's Chapter 11 Plan of Liquidation Dated as of December 3, 2009 (as amended, the "Plan"). All capitalized terms not otherwise defined herein have the meanings ascribed in the Plan.

In consideration of the mutual covenants set forth herein, the Debtors and Responsible Person hereby agree as follows:

1.   Relationship. The Debtor hereby retains Responsible Person, and Responsible Person hereby accepts such retention, upon the terms and conditions set forth in this Agreement and in the Plan. To the extent that anything herein is inconsistent with the Plan, the terms of the Plan shall govern.

2.   Position and Responsibilities. Responsible Person shall be retained as the sole director for the Debtor for all purposes and in all respects, as set forth in more detail in the Plan, including Article 6 thereof.

3.   Term. Responsible Person's retention will commence as of the Effective Date of the Plan, and the initial term of this Agreement (the "Initial Term") shall be eight (8) months therefrom. Provided that the Responsible Person timely receives a Monthly Retention Payment (as hereinafter defined) for each month of service, the Responsible Person will serve throughout the Initial Term and may serve thereafter until (i) the Bankruptcy Court enters an order closing the Debtors' chapter 11 case pursuant to section 350 of title 11 of the United States Code and the Debtor is dissolved, (ii) the Bankruptcy Court appoints a successor Responsible Person, upon a noticed motion filed by the Responsible Person or the Post-Effective Date Committee, (iii) the Responsible Person is removed by order of the Bankruptcy Court, following notice and a hearing, for Cause or (iv) the Responsible Person is removed by the Post-Effective Date Committee with or without Cause. "Cause" shall be a judicial determination that the Responsible Person has engaged in willful misconduct, gross negligence or fraud or has otherwise materially and substantially failed to discharge the Responsible Person's duties pursuant to this Plan, and such material and substantial failure has continued for sixty (60) days following the Responsible Person's receipt of written notice (such notice to be concurrently served on the Debtors) specifically asserting such failures. If the Responsible Person is removed without Cause by the Post-Effective Date Committee at any time during the initial eight (8) month term of this Agreement, the Responsible Person shall receive, on the date that such removal becomes effective, payment in full in cash of the total compensation that would be payable to the Responsible Person pursuant to this Agreement if the Responsible Person had served for the full eight (8) months of this Agreement, less compensation that Responsible Person has received prior to the effective date of such removal. No voluntary resignation by Responsible Person shall be effective until a successor has been approved by order of the Bankruptcy

Court. If Responsible Person is temporarily incapacitated and unable to serve, the Post-Effective Date Committee may appoint a qualified individual to temporarily assume Responsible Person's duties pending the Responsible Person's recovery or replacement as provided herein. If the Responsible Person becomes permanently unable to serve for any reason (including death, incapacitation or removal), the Post-Effective Date Committee may appoint a qualified individual to replace the Responsible Person on an interim basis, and will file a motion with the Bankruptcy Court within sixty (60) days requesting appointment of a successor Responsible Person, to serve as Responsible Person only upon Bankruptcy Court approval after notice and a hearing.

4.   Compensation. For all services rendered by Responsible Person pursuant to this Agreement and the Plan, the Debtor shall pay to Responsible Person the following:

4.1.   Responsible Person Fee. Responsible Person will receive a monthly fee of $36,000 per month (the "Monthly Retention Payment") for services performed pursuant to this Agreement and the Plan. The first monthly fee payment is due upon the Plan's Effective Date (as that term is defined in Article 1 of the Plan) and shall be prorated based upon the Effective Date. Subsequent monthly fee payments are due on the first business day of each month thereafter.

4.2.   Reimbursement of Expenses. Responsible Person will be entitled to reimbursement for reasonable expenses incurred by Responsible Person in the course of rendering services to the Debtor under this Agreement, to be paid within ten (10) days following the delivery of an invoice to the Debtor reasonably describing such expenses. The Responsible Person shall be entitled to reimbursement of reasonable expenses incurred prior to the Effective Date related to the Debtor and the Plan.

4.3.   Indemnification.   Responsible Person will be entitled to indemnification on the terms set forth in Article 6 of the Plan, which is hereby incorporated as part of this Agreement.

5.   Assignment. This Agreement is personal to Responsible Person and may not be assigned in any way by Responsible Person. This Agreement shall not be assigned or delegated by the Debtor without the prior written consent of Responsible Person. Notwithstanding the preceding sentence, this Agreement may be assigned or delegated by the Debtor to any successor entity of the Debtor including, without limitation, a liquidating trust. The rights and obligations under this Agreement shall inure to the benefit of and shall be binding upon the heirs, legatees, administrators and personal representatives of Responsible Person and upon the successors, representatives and assigns of the Debtor.

6.   Severability and Reformation. The parties hereto intend all provisions of this Agreement to be enforced to the fullest extent permitted by law. If, however, any provision of this Agreement is held to be illegal, invalid, or unenforceable under present or future law, such provision shall be fully severable, and this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision were never a part hereof, and the remaining provisions shall

remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by the termination thereof.

7. Notices. All notices and other communications required or permitted to be given hereunder shall be in writing and shall be delivered to the parties at the following addresses or at such other address as shall be specified by the parties by like notice.

> If to the Debtor:
> Gottschalks Inc.
> 7 River Park Place East
> Fresno, CA 93720
>
> and
>
> Counsel to the Debtor
> O'Melveny & Myers LLP
> Attn: Stephen H. Warren, Esq. and Karen Rinehart, Esq.
> 400 South Hope Street
> Los Angeles, CA 90071
>
> and
>
> Counsel to the Debtor
> Richards, Layton & Finger, P.A.
> Attn: Mark D. Collins, Esq. and Michael J. Merchant, Esq.
> One Rodney Square, P.O. Box 551
> Wilmington, DE 19899
>
> If to Responsible Person:
> J. Gregory Ambro
> 7 River Park Place East
> Fresno, CA 93720

8. Notice so given shall be deemed to be given and received (i) in the case of notice so given by mail, on the fourth calendar day after posting, (ii) in the case of notice so given by overnight delivery service, on the date of actual delivery and (iii) in the case of notice so given by facsimile transmission, personal delivery or electronic mail, on the date of verified receipt or, as the case may be, personal delivery.

9. Further Actions. Whether or not specifically required under the terms of this Agreement, each party hereto shall execute and deliver such documents and take such further actions as shall be necessary in order for such party to perform all of his or its obligations specified herein or reasonably implied from the terms hereof.

10. GOVERNING LAW AND VENUE. THIS AGREEMENT IS MADE IN

THE STATE OF DELAWARE, AND SHALL FOR ALL PURPOSES BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE INTERNAL LAW OF SAID STATE, WITHOUT REGARD TO CONFLICT OF LAW PROVISIONS, AND ANY CLAIM, DISPUTE OR CONTROVERSY ARISING OUT OF OR RELATED TO THIS AGREEMENT SHALL BE DETERMINED BY THE BANKRUPTCY COURT.

11.   Entire Agreement. This Agreement and the Plan contain the entire understanding and agreement between the Debtor and Responsible Person, and supersede any other agreement between the Debtor and Responsible Person, whether oral or in writing, with respect to the subject matter hereof. This Agreement may not be altered, amended, or rescinded, nor may any of its provisions be waived, except by an instrument in writing signed by both parties hereto or, in the case of an asserted waiver, by the party against whom the waiver is sought to be enforced.

12.   Counterparts. This Agreement may be executed in counterparts, with the same effect as if both parties had signed the same document. All such counterparts shall be deemed an original, shall be construed together and shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have executed this Agreement as follows:

Gottschalks Inc.:

Signed:_____

Name:_____

Date:_____

J. Gregory Ambro:

Signed:_____

Date:_____